2006 ANNUAL REPORT


07071410





Distributed
ENERGY SYSTEMS

Extending today's resources...
creating tomorrow's choices



Distributed Energy Systems – 2006 Highlights

Q1

- Signed exclusive OEM agreement with Elliott Microturbines to provide solutions to the oil & gas market.
- Installed StableFlow™ Hydrogen Control System for Mirant in Dickerson, MD.

Q2

- Awarded $2.7 million contract to provide PEMEX, the world's ninth largest integrated oil company, with remote power systems for oil drilling platforms.
- Awarded $3.4 million contract to design, install and commission a 1.1 MW combined heat and power system for Transamerica Pyramid in San Francisco, California.
- Signed contract with Shell Hydrogen to install a hydrogen fueling system in New York City metropolitan area.

Q3

- Installed StableFlow™ Hydrogen Control System for FPL in Riviera Beach, FL.
- Awarded $1.25 million contract for regenerative fuel cell research by U.S. Missile Defense Agency.

Q4

- Awarded $2.1 million contract by ConEdison for mobile power units to develop and deploy generation in support of the distribution network.
- Selected by Siemens as approved supplier of HOGEN® hydrogen generators for new power plant projects worldwide.
- Selected by General Electric to provide HOGEN® hydrogen generator and ancillary products for new power plant project in Qatar.

Dear Shareholders

The 2006 performance of Distributed Energy Systems Corp. was disappointing and unsatisfactory, and early in 2007 we announced a major reorganization and business refocus to successfully revitalize the company. Before discussing recent developments and our plans for turning the business around, let's look back at last year's results and lessons learned.

Full-year revenues were $45.1 million for 2006, about even with a record $45.0 million during 2005. The net loss for 2006 was $53.4 million, or $1.38 per share, compared with 2005's net loss of $16.2 million, or $0.45 per share. The 2006 figures reflect higher staffing costs and substantially lower margins.

Nearly half of the 2006 net loss came from non-cash charges of $25.6 million, or $0.66 per share, related to goodwill and intangible asset impairments. These charges primarily relate to adjusting the "fair value" of Northern Power, based on estimated future revenue, margins and cash flow, in compliance with Statement of Financial Accounting Standard (SFAS) 142. The net loss also includes the impact of non-cash stock-based compensation charges associated with SFAS 123(R), a new accounting standard required for 2006, as well as increased employee salaries, benefits and professional fees.

Three things hurt the company in 2006 – premature staffing in anticipation of sales momentum in our engineering, procurement and construction markets to adjust for skill mix inadequacies and training prior to booking the work; a shift from higher margin international field service business to lower margin domestic operations and maintenance; and low-margin, pre-2006 contracts entailing unsustainable costs, warranties and service.

The past year's performance and sharp decline in unrestricted cash on our balance sheet required PricewaterhouseCoopers to include a going concern explanatory paragraph in its audit report for 2006. While mindful of this aspect of their report, we are moving ahead with a turnaround to increase revenue and gross margin, reduce expenses and, if and as needed, raise additional capital.

Operating Highlights

These challenges notwithstanding, we are optimistic about the company's prospects because of the significant improvement in many parts of our commercial and advanced technology businesses, with revenues and research and development grants at progressively stronger margins.

Our HOGEN® H series large commercial hydrogen generators demonstrated outstanding field performance and growing market acceptance. The commercial reliability of the HOGEN proton exchange membrane (PEM) cell stacks sets us apart in the on-site hydrogen product marketplace.

With that progress, customer acceptance and margins are increasing, enabling better pricing, manufacturing costs are improving, and warranty expenses remain low and well within budget. We continue to believe that our HOGEN solution for large-scale power generation facilities – sold to or through equipment suppliers such as Siemens Westinghouse and General Electric, and consisting of more than 10,000 generators worldwide – should enable us to capitalize on a $1.5 billion market for pure hydrogen to keep generators running more smoothly and efficiently.

Our commercial hydrogen business benefits from our new StableFlow™ hydrogen control system, which recently received market validation from Florida Power & Light and Mirant, two leaders in efficient power plant operations.

There was good progress in wind turbines during 2006. Our NorthWind® 100 product – which reliably delivers 100 kilowatts of energy – competes successfully for customers in some of the world's harshest environments. Our proprietary direct-drive technology eliminates the costly-to-maintain gearbox, giving us a compelling advantage, and we are developing a lower cost version for South America and other appropriate markets.

Among 2006's other successes were:

- Remote oil drilling platform power systems for PEMEX, one of the world's 10 largest integrated oil companies
- Mobile power units for bolstering Consolidated Edison's distribution grid during peak demand periods
- Power converters for high-speed magnetic motors for Direct Drive Systems Corporation

- Demonstration hydrogen transportation fueling systems in New York and California, and
- Regenerative fuel cell research funded by the United States Missile Defense Agency

Revitalizing Distributed Energy Systems
To build on such successes and help advance our turnaround goals, as 2006 ended and the new year began, our leadership took a comprehensive and tough-minded look at the whole company. We assessed our advantages, as well as our difficulties, prompting strong and immediate actions in January 2007 to address and reverse the performance.

Our actions included executive management changes, consolidation of facilities, elimination of under-performing pre-2006 projects and services contracts, revised sales and contracts processes and objectives to drive margins while fostering revenue growth, a more-focused approach to our key markets and a 20% workforce reduction. We are now more streamlined and, we believe, positioned for stronger performance in 2007 that should mean increased progress toward profitability.

We plan to accomplish our goals by focusing on four markets:

1. *Providing power generation to the growing oil and gas market.* We have the proprietary technology and know-how to create highly efficient power generation in a very small footprint – good margin business based on our solid track record.

2. *Commercial on-site hydrogen systems for the large-scale power plant market.* Global demand for efficiencies from existing plants drives this business. Our proprietary technology provides on-site hydrogen production and system control to "cool" generators and make them more efficient.

3. *Advanced wind products for selected markets.* With the demand for wind power strong and growing, our direct drive technology, expertise and adaptability to local manufacturing are well suited for specific geographic regions, such as in harsh climates and remote small population centers, including Argentina, Brazil and elsewhere in South America.

4. *Alternative energy projects for receptive markets.* Such projects, working with major environmentally oriented customers simultaneously committed to economic benefits, can provide them with competitive returns. Our extensive, relevant experience includes projects for Coca Cola, SC Johnson, Timberland, Honeywell, Equity Office Properties and many others.

Financing Business Development
Alternative energy projects should also benefit significantly from a joint venture announced in March 2007 with global finance leader Morgan Stanley. This relationship contemplates that Morgan Stanley will work with us to develop and secure advantageous financing for power generation projects that make better use of today's energy resources. Examples are prime power, waste-to-energy, wind, solar, bio-digestion and other renewable projects, including full life-cycle services – development, engineering, procurement, construction, commissioning, operations and service. This approach should enable us to pursue a broader array of opportunities and customers previously restricted by traditional capital funding limits.



This Morgan Stanley relationship fulfills our long-held goal of attracting a strong financing partner to support and accelerate development of renewable and energy-efficiency projects. We believe it significantly improves opportunities for such projects to move forward, with potentially attractive results.

Summing Up
The difficulties of 2006 focused us and toughened us, and we believe the actions we have taken – and will continue to take as needed – put us in a much stronger position.

Today we are a leaner, more responsive company. Our markets are ripe and right for our technologies and capabilities. We have excellent customers and prospects, as well as constructive financial relationships. These elements should help get us back on the road to significant progress.

Our goal is simple – reaching profitability ASAP. With our revitalization underway, we believe we can and will get the job done.

Sincerely,

Ambrose L. Schwallie
Chief Executive Officer



A New Wind in Alaska

In 2006 Distributed Energy Systems successfully installed and commissioned three new NorthWind® 100 turbines in the community of Kasigluk, Alaska. As part of a larger wind-diesel energy initiative by Alaska Village Electric Cooperative (AVEC), these turbines will produce approximately 675,000 kWh annually. By displacing 32% of the energy normally generated by diesel fuel, the new systems are expected to generate a potential savings of over $95,000 per year.

A bold vision. A strong message.

The increasing complexity of today's global energy landscape demands innovative, practical approaches to addressing the challenges arising from it. Customers around the world are looking for flexible, commercially viable solutions to maximize the usefulness of today's limited resources, as well as new and advanced technologies to address the energy challenges we will face in the future.

Distributed Energy Systems was formed in 2003, through the combination of Northern Power Systems and Proton Energy Systems, with the express intent of building a company to meet the needs of this dynamic and changing energy marketplace. These two business units continue to offer a broad array of energy solutions to meet both today's and tomorrow's needs. And as they merge to form a single, unified Distributed Energy Systems, our value proposition and message strengthen, and our momentum accelerates in support of our bold and important vision:

Extending today's resources... creating tomorrow's choices

- Increasing power and hydrogen generation efficiencies through onsite systems
- Reducing fossil fuel consumption through onsite generation and increased use of renewable resources
- Delivering readily deployable, site specific solutions to grid-connected and remote locations
- Improving the economics of and expanding access to hydrogen- and renewables-based solutions



Adapting to the pace of change.

Global trends point toward continued change in an already dynamic energy landscape. These changes are a primary driving force in realizing Distributed Energy Systems' vision of providing the best power generation, hydrogen generation, and control system solutions that meet the economic and environmental objectives of our global customers.

In our **Power Generation** business, we continue leveraging our innovative power generation solutions, including our NorthWind 100 wind turbine and MPower™ MT-100 microturbine product, combined with our extensive expertise in power controls and power electronics. The resulting readily deployable, site adaptable, modular power solutions will continue offering unmatched value to our oil & gas, megawatt wind, village power, industrial and waste energy customers.

Our **Hydrogen Generation** group continues to offer a portfolio of commercially-available onsite hydrogen generation and control system products to satisfy the needs of our key customers. With the 2006 introduction of our StableFlow™ Hydrogen Control System, we significantly strengthened our competitive position in the increasingly important power plant segment – a top priority of our growth strategy.

Looking toward the future, our **Technology Generation** group continues to invest in commercializing technologies to ensure that our power and hydrogen generation solutions maintain leadership positions in our target markets. We also remain committed to keeping pace with ongoing developments related to the emerging hydrogen economy, including our renewables-to-hydrogen vision, which represents a passion that runs deep throughout the company.



Reliable, Remote Platform Power

Distributed Energy Systems' Power Generation group designed, fabricated, integrated and installed independent remote power systems for three offshore, unmanned natural gas platforms in the Gulf of Mexico for PEMEX, the state-owned petroleum company of Mexico. The platforms require reliable power for the critical communications and supervisory control and data acquisition (SCADA) systems that must be functional at all times, including: radio, video, process controls, fire and gas, and emergency shutdown. The power systems also support other platform equipment such as water pumps, filters and air conditioners.



Working together. Building momentum.

From the development of new products to improving operating efficiencies, Distributed Energy Systems made significant strides in bringing our diverse business units together.

- **Strategic Planning:** In 2006, the business units embarked on a first-ever, company-wide strategic planning process to standardize how we plan and manage our business, and to help management make better informed, more timely decisions that increase our competitiveness in our chosen markets.

- **Enterprise Resource Planning:** The creation of centralized operating management information systems gives Distributed Energy timely company-wide data that is accurate, auditable and compliant, thus positioning the company for accelerated growth and profitability.

- **Joint Projects:** The Power Generation and Technology Generation groups joined together in 2006 to build an advanced hydrogen fueling station in Burlington, Vermont. The project, in collaboration with EVermont, a non-profit organization, was made possible by a nearly $1 million grant from the Department of Energy.

- **Shared Market Knowledge:** Distributed Energy Systems' Power Generation group is bringing highly reliable, small form factor power systems to offshore oil & gas platforms. In early 2006, during a visit with PEMEX, the sales team shared with the Hydrogen Generation group news of a clear and compelling opportunity to bring hydrogen generation to these same platform environments.



Florida Power & Light Generates its Own H_2

Distributed Energy Systems' Hydrogen Generation group manufactured and installed a proton membrane exchange onsite hydrogen generator at Florida Power & Light's Riviera Power Plant along with a hydrogen gas monitoring and active control system. The onsite hydrogen generator is designed as a fully integrated hydrogen supply solution that uses plant de-mineralized water and standard single phase 240 VAC power to generate Ultra-High Purity (UHP) hydrogen on demand as it is needed to maintain pressure, purity, and dew point within the electric power generator casing.

The hydrogen gas monitoring and control system that was installed is an innovative product that monitors the hydrogen within the generator casing, and actively controls the purity, dew point and pressure within operator preset values that represent the generator OEM specifications.



Extending today's resources through knowledge and discipline.

The broad range of strategic partners and market applications announced in 2006 have helped Distributed Energy Systems to showcase its world-class technology solutions and capabilities. By leveraging reliable, efficient, low emission, energy saving technologies, our customers are able to extend their resources and create a larger portfolio of choices for solving their energy needs. Those technologies include the use of renewable energy such as wind and solar, as well as combinations of advanced technologies that extend today's more traditional resources.



Creating tomorrow's choices through innovation and cooperation.

Innovation continues to be the fundamental driver for creating tomorrow's energy choices. New developments in hydrogen technology will result in increased hydrogen production capabilities, increased system efficiencies, and higher-pressure outputs. We are dedicated to ensuring that all of our innovations are customer-driven, maintaining a keen focus on cost reduction for commercial products.

In the area of direct-drive generator technology, the company has leveraged its expertise in wind turbine applications to develop a marine current turbine generator design. Funded by a U.S. Department of Energy Small Business Innovation Program (SBIR) award to design and calculate the performance of a marine current turbine, the recently completed work indicates that the new technology could provide cost-effective energy for typical tidal applications.






NREL


National Renewable
Energy Laboratory
National Wind Technology Center
Operated for the U.S. Department of Energy
by the Midwest Research Institute • Battelle
18200 State Highway 128


DANGER
FLAMMABLE
E-130

Renewables to Hydrogen: Xcel Energy

Distributed Energy Systems' Technology Generation and Power Generation groups collaborated with Xcel Energy, a Minneapolis-headquartered electricity and natural gas provider, and the Department of Energy's National Renewable Energy Laboratory (NREL) to install a $2 million wind-to-hydrogen (wind2H_2) test facility at the National Renewable Energy Laboratory's National Wind Technology Center near Boulder, Colorado.

With wind energy generated by a NorthWind® 100 turbine, this unique project transmits electricity through water to split the water into hydrogen and oxygen. Production of the hydrogen will be accomplished with two different electrolyzer technologies, including the HOGEN® 40RE proton exchange membrane (PEM) electrolyzer.

Hydrogen Generator
FUELGEN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50453

DISTRIBUTED ENERGY SYSTEMS CORP.
(Exact name of Registrant as specified in its charter)

Delaware	**20-0177690**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10 TECHNOLOGY DRIVE, WALLINGFORD, CT 06492
(Address of principal executive offices)

Registrant's telephone number, including area code (203) 678-2000



Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value
Registered on the NASDAQ Global Market
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ YES ☒ NO

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registration is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

The aggregate market value of the voting stock held by non-affiliates of the Registrant on June 30, 2006 was approximately $180 million based on the price of the last reported sale as reported by The NASDAQ Global Market on June 30, 2006. The number of shares outstanding of the Registrant's Common Stock on March 2, 2007 was 39,625,070.

Distributed Energy Systems Corp.

INDEX

This report contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Statements contained herein that are not statements of historical fact may be deemed to be forward-looking information. Without limiting the foregoing, words such as "anticipates," "believes," "could," "estimate," "expect," "intend," "may," "might," "should," "will," and "would" and other forms of these words or similar words are intended to identify forward-looking information. You should read these statements carefully, because our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. We disclaim any obligation to update these forward-looking statements. Our actual results could differ significantly from those anticipated in these forward looking statements as a result of certain factors, including those set forth below under "Risk Factors" and "Legal Proceedings," and critical accounting policies set forth below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies."

PROTON®, HOGEN®, FUELGEN® and UNIGEN®, are trademarks or registered trademarks of Proton Energy Systems, Inc. Northwind® and SmartView™ are trademarks or registered trademarks of Northern Power Systems, Inc.StableFlow™, HIPRESS™ and TRANSFORMING ENERGY™ are unregistered trademarks of Proton Energy Systems, Inc. MPower™, PowerRouter™, Power Distributor™, PowerAdvantage™, TeleSol™, SOLS™, TelePower™, Teleprime™, GridTie™, NP-Power™, MT-Power™, TG-Power™, and VT-Power™ are unregistered trademarks of Northern Power Systems, Inc. Other trademarks or service marks appearing in this report are the property of their respective holders.

ITEM 1. Business

General

Our annual report on Form 10-K, quarterly reports on Form 10-Q, and other periodic filings are available free of charge through the Investors section of the Company's Internet website (www.distributed-energy.com) as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K. Our website address is included as an inactive textual reference only.

In this report, "Distributed Energy," "the Company," "we," "us" and "our" refer to Distributed Energy Systems Corp., including its consolidated subsidiaries Proton Energy Systems, Inc., or Proton, and Northern Power Systems, Inc., or Northern.

Recent Developments

On January 31, 2007, we announced that we are combining our Northern Power and Proton Energy Systems businesses under Distributed Energy Systems. This change is aimed at reducing costs and strengthening systems sales, engineering, production, service and technology development. The former separate businesses of Proton and Northern will be combined in the areas of Power Generation, Hydrogen Generation, and Technology Generation. We also announced plans to exit our Waitsfield, Vermont facility and consolidate all of our Northern Power operations in our Barre, Vermont facility resulting in the elimination of about 60 jobs, or approximately 20% of our total workforce.

On March 7, 2007, we entered into a Joint Venture Agreement with Morgan Stanley Wind LLC, a subsidiary of Morgan Stanley, or MSW. This agreement establishes a framework for us and MSW to work together to develop, finance, own and operate projects utilizing waste-to-energy technology, combined-heat-and-power technology and other advanced energy technologies. The agreement contemplates that MSW will generally contribute 85% of the capital to meet project financing requirements, with us providing the balance. We will have the exclusive right to provide engineering, procurement and construction, or EPC, services and operations and maintenance, or O&M, services to the projects, and MSW will have the exclusive right to provide specified financing services to the projects. The agreement has a term of five years, subject to early termination under specified circumstances.

In connection with the execution of the Joint Venture Agreement, we also issued to MSW on March 7, 2007 a Common Stock Purchase Warrant entitling MSW to purchase up to 10% of our common stock outstanding from time to time, including shares of common stock issuable upon the exercise of stock options, warrants and other convertible or exchangeable securities. This warrant vests in multiple tranches as described below:

- The warrant is immediately vested as to 8% of our common stock outstanding from time to time, at a purchase price equal to the lower of $2.25 per share or 80% of the fair market value of the common stock on the date of exercise, but in no event less than $2.10 per share. This 8% tranche of the warrant is exercisable until the second anniversary of the grant date, except that the exercise period will be extended for an additional year if the fair market value of our common stock on such second anniversary is not at least $2.25.
- The warrant will vest in four subsequent tranches, each as to 0.5% of our common stock outstanding from time to time, at such time as MSW has funded (1) $21.25 million, (2) $42.5 million, (3) $63.75 million and (4) $85 million in the aggregate to projects developed under the Joint Venture Agreement or we have entered into EPC or O&M contracts with projects sourced by MSW with aggregate values equal to those thresholds. Each of these subsequent tranches will have a purchase price equal to the lower of 80% of the fair market value of our common stock on the vesting date or 80% of the fair market value of the common stock on the date of exercise, but in no event less than $2.10 per share. Each subsequent tranche will be exercisable until the second anniversary of the vesting date of that tranche, except that the exercise period will be extended for an additional year if the fair market value of our common stock on such second anniversary is not at least equal to the fair market value on the vesting date.

The warrant may only be exercised in cash.

Our Business

We design, integrate, construct and maintain distributed power systems, which produce and store energy at or near the place where it is used, using a variety of technologies and energy sources. Using our systems, customers gain greater control over power quality, cost and management of their energy needs. We sell our systems both to grid-connected customers and to customers who need power solutions for remote locations or require more reliable or environmentally benign alternatives to centrally distributed electricity. We also market our hydrogen generators, which produce hydrogen from electricity and water in a clean and efficient process, to domestic and international customers for industrial, utility and research applications. We are developing additional technologies and products for the distributed energy market, including systems that provide backup power and energy storage, hydrogen generators that produce hydrogen for fuel cell vehicles, power network architectures that link diverse power generating sources and advanced wind turbine generators.

Our distributed generation systems produce electricity from conventional fuels and from cleaner, more sustainable sources such as wind, sunlight and biofuels, using reliable power generation technologies integrated with custom controls and power electronics. We have installed over 800 systems in more than 26 countries during over 30 years of operation. Our diverse customer base ranges from those who use our systems in remote applications, such as oil and gas pipelines and telecommunications facilities, to grid-connected customers who use our systems for large commercial office buildings and manufacturing facilities. Our customers include Petróleos Mexicanos (PEMEX), S. C. Johnson & Son, Inc., Equity Office Properties Trust, The Timberland Company and Honeywell International Inc.

Our hydrogen generator systems utilize proprietary proton exchange membrane, or PEM, electrochemical technology to produce hydrogen through the electrolysis of water. Our hydrogen generators have been designed to address the existing demand for industrial hydrogen in a safer and more cost-effective manner than truck-delivered hydrogen. We have installed approximately 900 hydrogen generators in more than 40 countries over more than five years of operations. Our hydrogen generators are also being used in demonstration projects to supply fuel to fuel cell vehicles. We are developing core PEM technology to combine our hydrogen generator technology with a fuel cell power generator to create an energy device that is able to produce and store hydrogen fuel that it can later use to generate electricity, which we refer to as a regenerative fuel cell system. In the longer term, we believe our regenerative fuel cell systems will enable renewable energy solutions by facilitating the storage of energy produced by non-depleting, non-polluting energy sources, such as solar, wind and hydroelectric power.

Our Market

We believe the rising price of energy and the reliability limitations of traditional grid-based power systems are placing strong pressures on energy users to find ways to maximize the usefulness of today's limited resources, as well as leverage new and advanced technologies to address the energy challenges they will face in the future. Clean Edge Inc., an independent research and publishing firm, estimates that the markets for clean energy sources could grow to $167.2 billion by the year 2015, from $39.9 billion in 2005. With over 30 years of experience in the design and construction of critical power systems, we believe we have established an effective channel to market our current product offerings and for introducing new technologies and products into these markets.

Competitive Strengths

We believe our competitive strengths include the following:

- *Well positioned for growth.* We believe there are significant growth opportunities for the products and services we presently provide. We currently have commercial manufacturing capabilities for our distributed power generation products and hydrogen generation products and systems. We also believe our technical capabilities and customer relationships will enable us to expand sales of our hydrogen generators in the utility power plant, semi-conductor manufacturing, heat treating and gas chromatography markets.
- *Comprehensive platform to serve energy users.* The products and services we provide cover a wide variety of power technologies and sources. Customer needs, as well as the products available to meet those needs in the power technology market, have become increasingly sophisticated. In response to these customer needs, we provide products and services at each stage of power system development, from design, to construction, through operations and maintenance. We believe this range of product and service offerings, combined with our experience and technological expertise, provides us with opportunities to market to a diverse set of customers, industries and applications.
- *Installed base of energy systems.* Our large installed base of distributed generation systems provides a growing market for the operations and maintenance services we provide to our customers. We believe these specialized services will provide an attractive, recurring revenue stream.
- *Advanced technology.* We utilize advanced technologies, including proprietary technologies, in our services and products. With respect to our proprietary technologies, we pursue patent protection on new concepts, products and processes we believe will lead to commercial applications. We have an extensive patent portfolio, including 58 issued patents in the U.S. and 7 in Europe, and 108 pending patent applications.
- *Well-established distribution partners.* We have hydrogen generator distributor agreements with several of the leading gas distributors in the United States, including Airgas, Inc., Linde AG and Praxair Technology, Inc. We believe these relationships provide access to additional customers and enhance our credibility in the marketplace. In addition, we sell equipment through international distributors and agents.
- *Experienced and committed management team.* Our senior management team has extensive experience in the power technology industry and related sectors having previously served in senior positions at

companies such as Westinghouse Electric Corporation, AES Corporation, Washington Group International and United Technologies Corporation. In particular, Ambrose Schwallie, our chief executive officer, and Walter Schroeder, our president, together bring approximately 60 years of energy-industry-related experience.

Business Strategy

Our strategy incorporates the following principles:

- *Further enhance our existing products and services.* Design and manufacturing improvements are a critical element of our product development efforts. We have a track record of developing technology that adds value for our customers by allowing them to reduce costs and increase efficiency. We intend to continue our focus on reducing the cost of manufacturing our products through the simplification of product designs, identification and use of lower cost materials and components, development of long-term relationships with third-party component and raw material suppliers, use of new technologies and processes, and increased efficiency of manufacturing processes and techniques.
- *Focus on development of new products and services.* We are designing and developing products and services for distributed generation installations that aim to reduce the overall distributed generation project cost for our customers. Examples of new products that we are developing include the following:
  - regenerative fuel cell systems combining our hydrogen generators with third-party fuel cells to create energy storage devices, which can replace conventional batteries;
  - hydrogen fueling systems for a variety of fuel-cell vehicle demonstration programs;
  - packaged power systems for the oil and gas production market, enabling off-grid power production to meet oilfield electricity needs;
  - packaged power systems incorporating third-party microturbines and power electronics, and proprietary power controls, uninterruptible power supplies, balance of plant components;
  - power distributors designed to enable the parallel operation of distributed power generation with the utility network utilizing advance power electronics;
  - mobile power system, designed to strengthen supply in local distribution grids where current technology is insufficient;
  - wind turbine products, including kW-scale wind turbines, MW-scale wind power electronics, and related proprietary technology.
- *Expand our customer base, alliances and international reach.* We believe there are significant opportunities to expand our customer base, alliances and international presence to reach new markets and applications for our existing products and services. We intend to seek opportunities to accelerate our penetration into these markets. We have already begun to establish some of these relationships, including agreements with Elliott Microturbines, Airgas, Inc., Linde AG and Praxair Technology, Inc. We believe that partnering with such organizations will allow us to benefit from their network and reputation and assist us in penetrating markets more rapidly than we could achieve on our own.

Our Distributed Generation Business

Overview

Since 1974, we or our predecessors have been engaged in the business of designing, building and installing both stand-alone and grid-connected electric power systems for industrial, commercial and governmental customers. These power systems are referred to generically as distributed generation, meaning power is generated at the location where it is used rather than at a large central generating facility. Our generating systems convert energy derived from wind, sunlight, oil, natural gas, diesel and biofuels into electricity, using reliable power generation technologies integrated with custom controls and power electronics. We have installed over 800 systems in more than 26 countries. We are a full service systems integrator and provide engineering, procurement and construction, or EPC services, including site analysis, project and financial assessment, feasibility studies, system design, installation and commissioning. We use on-site metering and data collection to engineer and design the proper balance of energy source, power generation, energy storage and controls for each system. We also offer overhaul, operation and maintenance services for systems we have designed and built for customers as well as systems installed by third parties. In addition to our EPC and overhaul and maintenance services, we are engaged in the development of new proprietary products and system architectures for application in the distributed generation market in both stand-alone and grid-connected systems.

We believe that in recent years there has been a convergence of market, policy and technology trends that will hasten the adoption of distributed generation in both domestic and international markets. These trends include insufficient or inadequate power quality and reliability from the current electric grid, growing concern about the effects of energy production and use on human health and the environment, and high electricity prices in key regions. In addition, there are increasing government regulations and financial incentives focused on the deployment of distributed and renewable energy resources. For example, several states, including California, New Jersey, New York and most of New England, have recently established renewable energy production requirements that utilities serving customers in these states must meet, which has created a financial value for Renewable Energy Credits. Many of these same states have also enacted various financial incentive programs to reduce the capital cost of distributed generation systems for commercial and industrial customers. These combine to create a variety of tax credits and funding mechanisms at both the federal and state level that we believe encourage growth in the distributed generation and renewable energy markets. Concurrent with these market and policy trends, distributed generation and renewable energy technologies have expanded in scope of application, improved in efficiency and reliability, and declined in price to the point that the energy consumer has more viable alternatives to grid power today than it did just a few years ago.

Principal Products and Services

MPower™ Product Line. MPower products are fully integrated power systems including power generation, power electronics/controls, remote monitoring, and other balance of plant components required in a typical power system.

- *MPower PLT Series*: Designed specifically for offshore platform environments
- *MPower PPL Series*: Power for diverse pipeline environments
- *MPower RVP Series*: Wind-diesel power solutions for remote villages and small, isolated grids
- *MPower SGP Series*: Grid connected solutions from combined heat and power, CHP, systems for commercial and industrial applications to supplemental grid power for utilities

Engineering, Procurement, and Construction (EPC) Services. Our distributed generation business has focused on providing distributed power systems for commercial, industrial and governmental clients that are built or delivered complete and ready to operate. In our EPC business, we act primarily as a full service systems integrator using proprietary and third party products and technologies. Distributed generation technologies installed by us include gas turbines, reciprocating engines, microturbines, wind turbines, photovoltaics and fuel cells as well as power electronics and other plant equipment needed to make a complete system. Fuels for our engine-based systems include both conventional sources such as natural gas and diesel and alternative sources such as biogas, waste byproducts and landfill gas.

PowerAdvantage™ Lifecycle Services. Our operations and maintenance services, provided under our PowerAdvantage brand, allow us to continue our relationship with the customer as an operations and maintenance provider. We offer these services with respect to projects we have installed as well as projects installed by third parties. These systems are typically complex, so we offer this service to customers who cannot or do not wish to maintain the systems themselves.

NorthWind® 100. Our NorthWind 100 is a direct-drive, 100 kilowatt wind turbine for village power applications. The NorthWind 100 plays an integral role in our MPower™ RVP Series, which offers scalable wind, solar and hybrid systems integrated with petroleum or biofuel-powered generators.

Markets

Our distributed generation business unit focuses primarily on two types of distributed power systems: remote and grid-connected.

Remote Power Systems. We deliver integrated power systems for specific purpose applications in locations where power is unavailable, unreliable or insufficient. These systems provide power for oil pipelines, offshore oil and gas platforms, telecommunications facilities, and remote military, homeland security and scientific installations. We develop both autonomous stand-alone power systems and grid-connected backup power systems for clients in this market. We have provided critical power systems for three large crude oil pipelines: the Caspian Pipeline in Kazakhstan and Russia (113 power systems); the Baku-Tblisi-Ceyhan Pipeline in Azerbaijan and Georgia (37 systems); and the Corridor Pipeline in Alberta, Canada (22 systems). Recently, we have been servicing clients for gas projects in the Gulf of Mexico, on Sakhalin Island, Russia and an oil pipeline in Papua New Guinea. Clients in this market include some of the world's largest oil and gas companies and engineering construction firms.

We provide wind-diesel hybrid power systems to village locations and have completed several installations in remote regions in Alaska.

We have also supplied high reliability power systems to the telecommunications industry for over 30 years. Applications include remote microwave repeater sites, cellular base stations and repeater stations, emergency wireless communications networks and obstruction lighting systems. Clients include some of the largest U.S. and international telecommunications providers.

Grid-Connected Power Systems. We design and deliver grid-connected power systems for industrial and commercial facilities that address combinations of three critical customer objectives: reduce operating costs, increase power reliability and security, and decrease environmental impact. Our grid-connected power systems are designed to reduce energy costs through higher generation efficiencies and heat recovery, increase power availability through critical load support, and reduce pollution through the use of high efficiency cogeneration technologies, renewable energy and biofuels.

Competition

As a system integrator, we are positioned in the middle of the supply chain between power equipment manufacturers and commercial and industrial end users. Although we believe the system integrator role in the distributed generation market has been underserved, a number of companies have entered the market in recent years to fill this gap. We face competition from a variety of firms, including equipment manufacturers, distributors, packagers, other system integrators, general contractors, engineering firms, project developers and energy services companies, such as GE Power Systems, Black and Veatch, Invensys, PowerLight and Chevron Energy Solutions. We compete with these types of firms on several bases, particularly price and performance.

With our engineering capabilities and project skills, we believe we have a competitive advantage over newer entrants to the distributed generation market. Also, unlike manufacturers who typically offer one power technology to meet a number of different needs, we offer a custom-engineered solution utilizing appropriate technologies for each specific application backed up by a project management team and post-commission service capabilities. We believe our project management skills are more typically found in suppliers serving the markets for larger power system projects. However, many of our current and potential competitors have, or are affiliated with companies that have, longer operating histories and greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than we do. As a result, they may be better able to develop and deploy new technologies and respond to new customer requirements, or devote greater resources to business and product development, promotion, sales, financing and support of their products and services. There is no assurance that we will be able to compete successfully in the future.

To help address this issue, the company is investing internal resources in the development of products, in particular standard power system architectures that reduce engineering costs and offer a readily deployable solution to customers that require little or no customization.

Proprietary Technology and Intellectual Property

We have developed proprietary technology and intellectual property relating to various aspects of our distributed energy systems, power electronics, wind turbines and related systems.

We aggressively protect our intellectual property assets using patent, trade secret, trademark and copyright law, but no single patent, trademark or trade name is material to our business as a whole. Our protection of these assets has continued to accelerate, and we have to date been issued 6 U.S. patents covering aspects of our wind turbine and electrical power conversion designs.

In addition to our patented assets, we hold U.S. registered and unregistered trademarks pertaining to our distributed generation business. Our registered trademarks include Northwind®and SmartView®. Our unregistered trademarks include MPower™, PowerRouter™, Power Distributor™, PowerAdvantage™, TeleSol™, SOLS™, TelePower™, Teleprime™, GridTie™, NP-Power™, MT-Power™, TG-Power™, and VT-Power™.

Sales and Marketing

Our distributed generation sales force is divided according to market focus: oil and gas, industrial, village power, and commercial.

The oil & gas sales unit sells integrated power systems for remote primary and backup power applications, including, but not limited to, our MPower products and PowerAdvantage Lifecycle Services. Our customers in these markets may be multinational oil & gas companies, large EPC vendors hired as general contractors for large construction projects, or specialty engineering firms. Most projects are awarded through a competitive bidding process. In these markets, we sell our products and services primarily through our direct sales force with offices in Waitsfield, Vermont and Houston, Texas The internal sales force develops relationships with buyers, project managers and other procurement agents, identifies project opportunities, and responds to requests for proposals. In these markets, we compete primarily on technical and performance capability and secondarily on price. We also augment our internal sales force through relationships with independent sales representatives, equipment vendors and technology partners and with exhibits at key industry tradeshows.

Our industrial and commercial sales units primarily sell grid-connected power systems, for primary power applications that run in parallel with the utility grid. These internal direct sales teams are based in Vermont, New York and California. This sales force has developed both formal and informal relationships with independent sales representatives, equipment vendors and distributors, engineering firms, mechanical and electrical contractors, property management firms, energy consultants and others that provide access to additional project opportunities. Members of these sales teams also participate in trade groups, industry coalitions and environmental advocacy groups, as well as regional and national trade shows and conferences on energy, distributed generation, renewable technologies and climate change. All of these activities generate numerous sales opportunities; however, in this emerging market the sales cycle is very long and the ratio of prospects converted into contracts is very low.

Our Hydrogen Generation Business

Overview

Since 1996, we or our predecessor have been designing, developing and manufacturing PEM electrochemical products. Our proprietary PEM technology is embodied in two families of products: hydrogen generators and regenerative fuel cell systems. Our hydrogen generators produce hydrogen from electricity and water in a clean and efficient process. We are currently manufacturing and delivering our hydrogen generators to customers for use in commercial applications, including cooling applications for large, utility power plants. Our regenerative fuel cell systems, currently being developed, combine our hydrogen generation technology with a fuel cell power generator to create an energy device that is able to produce and store hydrogen fuel that it can later use to generate electricity. By providing the hydrogen fuel used by fuel cells, our PEM electrolysis technology can enable fuel cells to function not only as power generating devices, but also as energy storage devices.

We are designing our products to meet the needs of customers in both near-term and longer-term markets. Our hydrogen generators have been designed to address the existing demand for industrial hydrogen in a variety of manufacturing, power plant, research and laboratory applications, in a safer and more cost-effective manner than truck-delivered hydrogen. In the longer term, as fuel cell markets develop, we believe our hydrogen generators can be a key component of the hydrogen supply infrastructure that will be needed to provide the hydrogen used by fuel cells in transportation, stationary power generation and portable power generation applications. We are developing our regenerative fuel cell systems to address the demand for highly reliable backup power systems. In particular, the increased use of computers, computer networks and communications networks are all creating an increase in the demand for highly reliable backup power to avoid the costs and lost revenue associated with power disruptions. In the longer term, our regenerative fuel cell systems may enable renewable energy solutions by facilitating the storage of energy produced by non-depleting, non-polluting energy sources, such as solar, wind and hydroelectric power.

We believe we are among the first companies to manufacture and deliver systems incorporating PEM technology for use in commercial applications. We have delivered HOGEN series hydrogen generators to domestic and international customers for use in industrial and research applications. The HOGEN series products can be sized to produce various outputs in the 20 to 240 standard cubic feet per hour range. We also offer a small, laboratory-sized HOGEN product that produces outputs in the 200 to 600 cubic centimeters per minute range. In the utility power plant market, where hydrogen is required to cool power generators, we believe the higher purity hydrogen produced by our HOGEN series products enables improved generator efficiency, extended generating equipment life and gains in plant capacity.

In the longer term, we believe our PEM hydrogen generation technology will be an important part of the infrastructure needed to provide hydrogen for fuel cell vehicles. Our research and product development efforts include the development of a high-pressure hydrogen generator, capable of providing hydrogen for fuel cell vehicles. This product will be based on our industrial hydrogen generator platform, and we anticipate the majority of product development funding to come from government or other third party sources. Our goal for the future in this area is to deliver additional units for demonstration sites by early adopters and to gather important technical data in real world applications.

In 2006, we successfully launched the StableFlow™ Hydrogen Control System. Designed for power plants, this technology is integrated into current hydrogen supply systems to automatically control pressure, purity and dew point. Customer benefits include increased fuel efficiency, maximized generator capacity, and extended generator life with resulting cost savings associated with each. The StableFlow™ product is currently being tested by several customers.

Government and private development contracts have supported the development and commercialization of our hydrogen generators, fueling systems and regenerative fuel cell systems. We intend to continue to seek government and other third party support to fund the majority of our design and product development work. We have ongoing development contracts in 2007 with the Connecticut Clean Energy Fund, or CCEF, the Missile Defense Agency, NASA and the Department of Energy.

Products

Hydrogen Generators. Our HOGEN hydrogen generators convert water and electricity into high purity, pressurized hydrogen gas, using PEM electrolysis. PEM electrolysis is a process in which water is divided into its component elements to produce pure hydrogen gas, with oxygen and heat as the only by-products. Many users can connect our hydrogen generators directly to existing water and electrical sources, allowing them to be installed and used in a wide range of locations.

We have shipped commercial models of our HOGEN series hydrogen generators with production capacities from 300 cubic centimeters per minute up to 240 cubic feet per hour of hydrogen. Our laboratory generators are compact and designed to sit on a countertop for use in laboratory applications. Our HOGEN S series units are freestanding, roughly the size of a household washing machine, and are intended for indoor placement. Our HOGEN H series hydrogen generator is a larger freestanding unit, approximately 6.5 ft. (h) x 6.5 ft. (l) x 3 ft. (w), with a weatherized design suitable for indoor or outdoor placement. We intend to increase production of our commercial HOGEN GC, S and H series hydrogen generators in 2007.

We are currently developing high-pressure hydrogen generation modules capable of supplying the hydrogen fueling needs of fuel cell vehicles and other hydrogen power applications. We anticipate the high-pressure modules to be largely based on the designs of our industrial hydrogen generators. These generators will be appropriately scaled and designed to operate at typical gas station locations using ordinary water and electricity. We will continue development and demonstration testing of this product in 2007, mostly under government or third party sponsorship.

An important feature of our hydrogen production technology is the ability to produce hydrogen at pressure without mechanical compression. Our current commercial products produce hydrogen at pressures up to 225 psi. Our prototype HIPRESS PEM cell stack designs have produced high-purity hydrogen at pressures up to 3,000 psi without mechanical compression using solid state compression within the electrochemical cell stack. We believe our ability to generate higher pressure hydrogen will be an important feature in future fuel cell vehicle fueling applications. We plan to continue research and development of high-pressure cell stack technology for potential use in current and future products as market conditions dictate, mostly under government or third party sponsorship as available.

We expect to continue to invest in internal research and product development to reduce costs of manufacturing our PEM cell stacks and hydrogen generators. We currently sell commercial units into high-value applications requiring industrial hydrogen. We believe higher volumes, lower cost materials, more refined production processes, as well as other potential technologies, will enable us to reduce the cost of our cell stack and hydrogen generators. As we reduce our costs, we believe our products will become competitive in additional applications and markets.

StableFlow™ Hydrogen Control System, a new product that enables electric power generating plants to produce more electricity more efficiently from less coal, oil or natural gas, was launched in November, 2006. We believe our StableFlow™ Hydrogen Control System will provide substantial production and economic benefits to utilities and other power plant operators by modernizing how they control the flow of hydrogen needed to cool their generating equipment.

StableFlow™ effectively maintains the hydrogen cooling gas within the generator casing at or above the generator's original equipment manufacturer, or OEM specifications. StableFlow™ Hydrogen Control Systems automatically regulate the rate of hydrogen gas venting from the generator, allowing for the continuous replenishment of gas from a high purity source. This process is effective whether the cooling hydrogen is produced on site by Proton's HOGEN(R) electrolysis-based system or from traditional trucked-in hydrogen. StableFlow™ technology enables a continuous purge through the electric generator that measurably increases operating efficiency and, as a result, the plant generates its power with less fuel that it would otherwise need to use.

Our StableFlow™ system enables power plants to realize cost savings by maintaining hydrogen purity, pressure and dew point levels in compliance with OEM specifications. It continuously monitors the generator casing on a real- time basis, controlling impure hydrogen venting and providing pure hydrogen replenishment as required. Its automated control replaces manual periodic hydrogen refilling and the resulting variability from OEM specifications.

Technology

PEM-Based Hydrogen Generators. Our hydrogen generators are electrochemical devices that convert water and electricity into hydrogen gas using a process known as PEM electrolysis. The core of a hydrogen generator is an electrolysis cell consisting of a solid electrolyte, also known as a proton exchange membrane. Catalyst material is bonded to both sides of the membrane, forming two electrodes. To generate hydrogen, water is introduced to one side of the membrane and voltage is applied to the electrodes. This process divides the water into protons, electrons and oxygen. The protons are drawn through the proton exchange membrane and recombined with the electrons at the opposite side of the membrane to form hydrogen. The oxygen is removed from the cells with the excess water flow. This process produces hydrogen with a high level of purity and at significant pressures.

A single electrolysis cell is typically integrated into a complete cell assembly that includes flow field structures that provide mechanical support, conduct current and provide a means to introduce water and remove gases. These cell assemblies are stacked and compressed between two end plates along with other support components to form a complete cell stack. The hydrogen production capability of a cell stack is approximately proportional to the area of each cell, the number of cells in the stack and the electric current supplied.

PEM-Based Fuel Cell Power Generators. In a PEM fuel cell, which is very similar to our PEM electrolysis cell, the opposite reaction occurs. To generate electricity, hydrogen and air, or oxygen, are introduced to opposite sides of the cell. The hydrogen passes over an electrode structure adjacent to the proton exchange membrane, where it is divided into its component protons and electrons. When the electrons are separated from the protons, the electrons are conducted in the form of a usable electric current. The protons travel through the proton exchange membrane and recombine with the electrons and oxygen to produce water.

The regenerative fuel cell systems we are developing will incorporate the ability to support both an electrolysis reaction and a fuel cell reaction. Our proprietary design operates in the electrolysis mode by using water and electricity to generate hydrogen at elevated pressure and then reverses the process and consumes the hydrogen with air to generate electricity. The resulting product functions like a rechargeable battery in which hydrogen is produced through electrolysis, stored and then used for power generation. Because our regenerative fuel cell systems use hydrogen produced through electrolysis rather than extracted from hydrocarbon fuels using a high temperature process called reforming, electricity can be produced at room temperature, without lengthy start-up times or carbon-based emissions and in areas where fossil fuels such as natural gas, propane or gasoline are not available.

Distribution and Marketing

We sell our hydrogen generators through a combination of distribution arrangements with third parties and direct sales by our personnel. Our hydrogen generators are appropriate for small and medium volume hydrogen users. We are focusing our sales and marketing efforts on the channels that these customers use to purchase their gases and equipment. We are selling HOGEN hydrogen generators to several of the world's leading industrial gas providers through direct sales or existing distribution arrangements to place at their customer sites. In addition, we have established distributor and agent relationships serving end users in the U.S., U.K., Western and Eastern Europe, China, Japan, India and Mexico. We have established relationships with manufacturers and equipment representatives that sell specific models of our hydrogen generator products. We intend to expand our sales and distribution arrangements with industrial gas suppliers and distributors, as well as original equipment manufacturers.

As the market to supply hydrogen fuel for fuel cell vehicles develops, we also plan, where possible, to leverage existing distribution channels. We believe that existing energy suppliers will need to begin supplying new forms of automotive fuel as fuel cell vehicles come to market. Accordingly, we intend to establish relationships with major energy or industrial gas companies to explore ways of supplying our hydrogen generators for installation at local service stations. In addition, we believe that automobile manufacturers providing introductory and fleet fuel cell vehicles will be interested in our refueling technology, and therefore we will seek to establish relationships with these manufacturers.

Currently, backup power equipment is sold by a few large manufacturers to commercial end users through diverse reseller networks, including integrators and qualified resellers. In the future, we plan to sell our backup power products to these existing manufacturers, integrators and qualified resellers.

Manufacturing

We are currently manufacturing hydrogen generators at our facility in Wallingford, Connecticut. Key aspects of this process include formulation of our proprietary catalysts, deposition of the catalyst on the proton exchange membrane and fabrication of cells into cell stacks. The balance of the manufacturing process consists of integrating cell stacks into systems that perform fluids and electrical management of the electrochemical process.

We purchase raw proton exchange membrane material from DuPont, although we have identified other companies we believe are capable of providing suitable membrane material. We purchase other components used in our systems from third-party suppliers. We regularly consult with our suppliers to evaluate ways to lower the cost of other components or subassemblies while meeting the performance needs of our products. In this regard, we have considered and will continue to evaluate the option of having subassemblies that we currently produce in-house produced to our specifications by others if lower costs can be achieved.

In 2005 and 2006, we successfully completed our annual ISO 9001:2000 audit. We believe this registration, a quality assurance model for companies that design, produce, install and service products as part of their business will provide us with an advantage over competitors that are not ISO 9001:2000 registered. In some cases, this registration is a condition of doing business with customers.

Proprietary Technology and Intellectual Property

We have developed proprietary technology and intellectual property relating to various aspects of our electrolysis cells, regenerative fuel cell systems and related systems.

We aggressively protect our intellectual property assets using patent, trade secret, trademark and copyright law, but no single patent, trademark or trade name is material to our business as a whole. Our protection of these assets has continued to accelerate, and we have to date been issued 52 U.S. patents and 7 European patents, covering aspects of our hydrogen generator and electrolysis cell designs. We continue to aggressively seek intellectual property protection in the U.S. and internationally. Our pending patent applications cover not only our current electrolysis products, but also technologies we have developed related to fuel cells, backup and renewable power systems and hydrogen fueling systems. It is possible, however, that any patents issued to us may not provide us with any competitive advantages, that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to conduct our distributed generation business.

In addition to our patented assets, we hold U.S. registered and unregistered trademarks pertaining to our distributed generation business. Our registered trademarks include PROTON®, HOGEN®, and UNIGEN®. Our unregistered trademarks include StableFlow™, FUELGEN™, HIPRESS™ and TRANSFORMING ENERGY™.

Competition

Our hydrogen generators compete with current suppliers of delivered hydrogen and with other manufacturers of on-site hydrogen generators. Competitors in the delivered hydrogen market include Airgas, Inc., Air Liquide, Air Products and Chemicals, Inc., Linde AG and Praxair Technology, Inc. Our hydrogen generators also compete with older generations of electrolysis-based hydrogen generation equipment sold by Hydrogenics Corporation, Norsk Hydro ASA, Teledyne Energy Systems, Inc. and other companies. These competing systems are generally larger in size than our generators. Some of these systems require manual operation and supervision, most contain hazardous liquid electrolyte and some require the assistance of mechanical compressors to produce hydrogen at pressure.

There are a number of companies located in the United States, Canada and abroad that are developing PEM fuel cell technology. These companies include Ballard Power Systems Inc., General Motors Corporation, Giner, Inc., Honda Motor Company, Toyota Motor Corporation, SANYO Electric Co., Ltd., IdaTech LLC, Hydrogenics Corporation, Nuvera Fuel Cells, Plug Power Inc. and United Technologies Corporation. Although we believe these companies are currently primarily targeting vehicular and residential applications, they could decide to enter the hydrogen generation and backup power markets we address. We may also encounter competition from companies that have developed or are developing fuel cells based on non-PEM technology, as well as other distributed hydrogen generation technologies.

Research and Development

We are currently developing several products for both our hydrogen generation and fuel cell and distributed generation businesses.

The regenerative fuel cell systems we are developing will integrate our PEM hydrogen generation technology with PEM fuel cell technology to create a power quality device that produces hydrogen from water and electricity, stores the hydrogen, and later uses the hydrogen as fuel for the production of electricity. In the hydrogen generation or electrolysis mode, the regenerative fuel cell works like a hydrogen generator, producing hydrogen, which is stored. In the power generation or fuel cell mode, the process is reversed and the stored hydrogen is combined with air to produce electricity efficiently and without any harmful by-products. Our regenerative fuel cell architecture is designed to use fuel cells produced by other developers and manufacturers to enable their fuel cells to become energy storage devices.

We seek to obtain external funding for our target research and development efforts in order to offset internal development costs wherever possible. We have recently received funding from the Department of Energy, including its National Renewable Energy Laboratory, The Consortium for Electric Reliability Technology Solutions and the California Energy Commission in support of our programs.

We incurred approximately $3.7 million, $4.1 million and $6.3 million in research and development expenditures for the years ended December 31, 2006, 2005 and 2004, respectively.

Employees

As of December 31, 2006, our distributed generation business had a total staff of approximately 226 persons, of which approximately 60% were engineers, scientists or other degreed professionals. No employees are represented by a labor union and we consider our relations with our employees to be excellent.

As of December 31, 2006, our hydrogen generation business had approximately 91 employees, of whom approximately 60% were engineers, scientists, and other degreed professionals. No employees are represented by a labor union and we consider our relations with our employees to be excellent.

In January 2007, we announced plans to exit our Waitsfield, Vermont facility and consolidate all of our Northern operations in our Barre, Vermont facility, resulting in the elimination of about 60 jobs, or approximately 20% of our total workforce.

Customers

For the years ended December 31, 2006, 2005 and 2004, contract revenue from government-sponsored agencies accounted for approximately 13%, 14% and 23% of our total revenue, respectively. Contract revenue from international customers accounted for approximately 25%, 11% and 20% of our total revenue for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, one customer accounted for 14% of product revenue and another customer accounted for 11% of product revenue. For the years ended December 31, 2005 and 2004, one customer accounted for 10% and 10% of product revenue, respectively. For the year ended December 31, 2006, and 2005, there were no significant sales to international customers. For the year ended December 31, 2004, sales to one international customer totaled approximately 11% of our total revenue. At December 31, 2006 and 2005, accounts receivable from government-sponsored agencies accounted for approximately 8% and 16% of our total accounts receivable, respectively. At December 31, 2006, there was one customer accounts receivable greater than 10% of our total receivables. For financial information concerning with geographic areas of our business, see Note 2 to the financial statements included elsewhere in this report.

Backlog

Our backlog as of December 31, 2006, 2005 and 2004 was approximately $20.2 million, $20.7 million and $25.0 million, respectively. The backlog reflects orders that we considered firm. However, cancellations may occur and will be reflected in our backlog when known. We expect to realize all of our backlog at December 31, 2006 as revenue during 2007.

Executive Officers of the Registrant

Our executive officers, and their ages as of March 2, 2007, are as follows (positions are with Distributed Energy unless otherwise noted):

Name	Age	Title
Ambrose L. Schwallie	59	Chief executive officer and director
Walter W. Schroeder	58	President and director
Mark E. Murray	55	President of Proton
Robert J. Friedland	41	Senior vice president
Peter J. Tallian	48	Chief financial officer

Ambrose L. Schwallie has served as our chief executive officer, and as a member of our board of directors, since January 2006. From November 2001 to December 2005, Mr. Schwallie served as president of the defense business unit of Washington Group International, an integrated engineering construction and management solutions company. From August 1999 to November 2001, Mr. Schwallie served as president of the government business unit of Washington Group International.

Walter W. Schroeder, one of Proton's founders, has served as our, or Proton's, President, and as a member of our, or Proton's, board of directors, since Proton's founding in August 1996. From August 1996 to January 2006, Mr. Schroeder also served as our, or Proton's, chief executive officer. From 1991 to August 1996, Mr. Schroeder served as an officer of AES Corp., an independent power company. From 1986 to 1991, Mr. Schroeder was a vice president in the investment banking division of Goldman Sachs & Co.

Mark E. Murray joined Proton as president in September 2004. Mr. Murray served as vice president of the precision components and assembly business of Stanadyne Corporation, an engine component and fuel system manufacturing company, from January 2001 to May 2004. From 1999 to 2000 he was the principal of Industrial Market Strategies. From 1978 until 1998 he was employed by FAG Bearings OHA, a German-based rolling element bearing company, in a variety of positions, last serving as executive vice president, sales and marketing, Western Hemisphere.

Robert J. Friedland, one of Proton's founders, has served as our, or Proton's, senior vice president since September 2001. From Proton's founding in August 1996 through September 2001, Mr. Friedland served as Proton's vice president of operations. From 1995 to August 1996, Mr. Friedland served as a program operations manager for United Technologies Corporation, a diversified aerospace and building systems company.

Peter J. Tallian joined the Company as Chief Financial Officer in November, 2006. Mr. Tallian served for five years as senior vice president, CFO and treasurer of Transwitch Corporation, a provider of high-speed semiconductors for voice, data and video communications. Previously, he spent six years as executive vice president and CFO of Metavante Corporation, the banking and payments technology subsidiary of Marshall & Ilsley Corporation. From 1982 to 1995, Mr. Tallian held several financial management positions with IBM Corporation, and his experience included both domestic and international finance and planning assignments. He holds an MBA from the University of Chicago and a bachelor of science degree in economics from the Wharton School of the University of Pennsylvania.

ITEM 1A. Risk Factors

The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time.

RISKS RELATING TO OUR COMPANY

We may require funding in order to continue to operate.

In the fourth quarter 2006 we did not sign as many EPC contracts as we had planned, our revenue at both Northern and Proton was lower than expected, and our contract gross margins on existing contracts was lower than planned. As a result we incurred a larger operating loss and used more cash than planned. As a result our cash and marketable securities on hand as of December 31, 2006, together with our 2007 forecasted revenues and existing backlog may not be sufficient to fund operations through December 31, 2007.

Management may need to take additional actions to further reduce operating expenses. If additional funding is required, sufficient funds may not be available to us thereafter or on terms that we deem acceptable, if they are available at all.

Management has developed a plan to increase revenue, improve gross margin, reduce expenses, potentially sell assets and raise additional capital in order to increase our cash balance. However, a number of factors pose risk and uncertainty in the execution of our plan, including:

- Our ability to enter into new contracts and receive sales orders that will generate contract, product and service revenues.
- Our ability to achieve gross margins sufficient to cover our operating expenses and generate positive cash flow

- Our ability to control operating expenses
- Our ability to complete a sale / leaseback transaction of our Wallingford facility
- The potential acceleration of debt service payments by one of our lenders as the result of subjective acceleration clauses in our debt agreements
- Our ability to secure additional equity capital funding or debt funding on terms acceptable to us or at all. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive. If we issue additional equity securities, existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

Our independent registered public accountants have modified their report for our fiscal year ended December 31, 2006 with respect to our ability to continue as a going concern.

Our independent registered public accountants have modified their report for our fiscal year ended December 31, 2006 with respect to our ability to continue as a going concern. This modification may negatively affect our stock price, our capital-raising efforts or our ability to enter into new contracts with customers. Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the values at which they are carried on our consolidated financial statements.

Our joint venture relationship with Morgan Stanley Wind LLC may not produce the benefits we hope for and could result in uncertain accounting consequences.

As part of our strategy to provide project finance alternatives to our customers, we entered into a joint venture agreement with Morgan Stanley Wind LLC, or MSW, in March 2007. Although this agreement contemplates that MSW will generally contribute 85% of the capital necessary to meet project financing requirements, MSW is not obligated to finance any particular projects or any projects at all. Accordingly, we cannot assure you that this arrangement will provide the strategic benefits that we hope for. In addition, the agreement contemplates that we will generally contribute 15% of the capital necessary to meet project financing requirements for those projects that MSW funds. Although we are not technically required to provide any financing to projects that we do not approve, if we do not do so MSW might determine not to fund projects or to fund fewer projects. Finally, we are not able at this time to determine whether any project companies formed and funded under this arrangement will be consolidated with us for purposes of preparing our financial statements. If these companies are required to be consolidated with us, our financial statements may include assets, liabilities, revenues and expenses that we do not fully control.

The warrant we issued to MSW allows them to purchase up to 10% of our common stock outstanding from time to time; accordingly, any dilution resulting from future issuances of our common stock, options, warrants or other convertible securities will be increased by the effect of this warrant.

In connection with our execution of the joint venture agreement with MSW, we issued to MSW a warrant entitling them to purchase up to 10% of our common stock outstanding from time to time, including shares of common stock issuable upon the exercise of stock options, warrants and other convertible or exchangeable securities. Accordingly, if we issue any new shares of our common stock, or issue any options or warrants to purchase our common stock or other securities convertible into our common stock, this will trigger a right of MSW under its warrant to acquire additional shares equal to as much as 10% of the new issuance. This feature of the warrant has the effect of increasing the dilution to current stockholders that would result from any issuances of our common stock or securities related to our common stock, including an issuance in connection with any financing transaction we may undertake.

Our revenue and results of operations may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenue and results of operations to vary significantly from quarter to quarter. As a result, quarterly comparisons of our financial results are not necessarily meaningful and should not be relied on as an indication of our future performance. In addition, due to our stage of development, we cannot predict our future revenue or results of operations with a precise degree of accuracy. As a consequence, our results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our results include:

- the status of development of our technology, products and manufacturing capabilities;
- the cost and availability of raw materials and key components;
- warranty and service cost for products in the field;
- the introduction, timing and market acceptance of new products introduced by us or our competitors;
- the development of strategic relationships and distribution channels;
- general economic conditions, which can affect customers' capital investments and the length of sales cycles;
- the development of vehicular PEM fuel cells and renewable energy markets; and
- government regulation.

We expect to continue make investments in all areas of our business, particularly in research and product development and in expanding our manufacturing and project finance capability. Because the investments associated with these activities are relatively fixed in the short-term, we may be unable to adjust our spending quickly enough to offset any unexpected shortfall in our revenue growth. In addition, because we are in the very early stages of selling our products and have a limited number of customers, we expect our order flow to be uneven from period to period.

We have incurred, and expect to continue to incur, substantial losses, and we may never become profitable.

We have incurred substantial losses since we were founded and anticipate we will continue to incur substantial losses in the future. As of December 31, 2006, we had an accumulated deficit of $189 million. We cannot predict when we will operate profitably, if ever. We expect to continue to incur expenses related to research and development activities, expansion of our manufacturing capability and selling, general and administrative functions. As a result, we anticipate that we will continue to incur losses until we can achieve enough contract business at favorable margins and achieve high enough volumes to cost-effectively produce and sell our hydrogen generators. Even if we achieve profitability, we may be unable to sustain or increase our profitability in the future.

Our future success is uncertain because of our limited commercial history selling many of our products.

We have only been shipping commercial models of our hydrogen generators during the last five years and have not yet manufactured commercial regenerative fuel cell systems. We began shipping commercial models of our 100 kilowatt wind turbine in 2004. Accordingly, there is only a limited basis upon which to evaluate our products, business and prospects, and our future success is uncertain. You should consider the challenges, expenses, delays and other difficulties typically involved in the establishment of a new business, including the continued development of products, development of fully functioning manufacturing operations, refinement of processes and components for our commercial products, recruitment of qualified personnel, ability to manufacture a product which meets cost, reliability and efficiency needs, and achievement of market acceptance for our products.

Our distributed generation business is characterized by a long sales cycle and a relatively small number of projects each year, which can lead to variability and unpredictability in this business from period to period and financial losses on individual projects.

As an engineering, procurement and construction contractor, we design and build a relatively small number of projects for a small number of customers each year. For many of these customers, we will deliver a single system with little or no opportunity for repeat business. Contracts for many of these large projects are awarded by competitive bid. With multiple other bidders on most large project opportunities, we often cannot accurately assess the probability of winning the contract prior to its award by the customer. Sales cycles are very long and projects can be delayed or cancelled for reasons beyond our control. Most large domestic distributed generation and hydrogen generation project opportunities are discretionary purchases for the customer, and, as a result, at the end of the sales cycle many such projects may never materialize for reasons beyond our control. During this lengthy sales cycle, we may incur significant expense and expend significant management effort. Implementation of projects that we are awarded can sometimes take over twelve months. During that time, numerous factors can contribute to cost overruns and schedule delays that affect profitability or result in a net loss. Generally accepted accounting principles may require us to defer revenue on a significant portion of our contracts until the project is completed, depending on contract terms. These factors make it very difficult for us to generate firm backlog well in advance of the actual projects and to accurately forecast future sales. If our sales forecasts from a specific project or customer for a particular period are not realized in that period, we may be unable to compensate for the shortfall, which could harm our results of operations. In addition, our revenue and results of operations may vary significantly from year to year and from quarter to quarter within a year.

Our distributed generation business is dependent on a small number of customers, and termination of a project by one or more of these customers could harm our business.

Typically, sales of our distributed generation systems are made to customers under single contracts to provide highly specialized on-site power systems designed and built to meet customer specifications. In 2006, our largest 5 customers accounted for 39% of our revenues and our largest 10 customers accounted for 53% of our revenues. Because such a high percentage of our sales are concentrated in so few contracts, failure by us or our customers to perform or deliver on any one of these contracts could have a major impact on our annual results of operations. In addition, most of our customer contracts are terminable on short notice. This high concentration of sales in a small number of customers also subjects us to a high degree of customer credit risk and risk of non-performance by our vendors. A single vendor's late delivery of a key component required for a project, for example, could significantly delay our completion of the project and might trigger liquidated or consequential damages or other penalties as may be stipulated in our contracts with our customers.

In the past, we have experienced performance problems with our hydrogen generators.

In the past, we have experienced performance problems with some components of our hydrogen generators, specifically hydrogen sensor modules, power supplies and cell stacks, which have required component replacement. We cannot guarantee that further problems related to these or other components or products will not occur and require additional corrective measures. If we are unable to solve these problems, potential purchasers of our products may decline to purchase them, which could affect our ability to grow our revenues. We could also face liability to our customers and harm to our reputation as a result.

We may not be able to grow our business if we do not achieve widespread commercial acceptance of our hydrogen generators in the market for delivered hydrogen.

We market our hydrogen generators to small and medium volume users of delivered hydrogen. Our method of supplying hydrogen by producing it on-site using PEM electrolysis represents a significant departure from conventional means of supplying hydrogen to end users. PEM electrolysis is a new technology in the markets we are targeting, and we do not know if our targeted customers will accept our product. Our business depends on the widespread commercial acceptance of our hydrogen generators, and we may be unable to grow our business if our targeted customers do not purchase substantial numbers of our hydrogen generators. Our targeted customers, or the distributors whom we intend to use to market to these customers, may not purchase our hydrogen generators at all or in sufficient quantities to support the growth of our business. Our hydrogen generators will require our target customers to make a substantial initial investment.

We expect to incur significant expenses as we continue to expand our manufacturing production, and we may not be successful in these efforts.

We have expanded our hydrogen generator and distributed generation manufacturing facilities in anticipation of increased demand for our products. If this demand does not materialize, we will not generate sufficient revenue to offset the costs of maintaining, expanding and operating these facilities, which could increase our losses and prevent us from growing our business. We expect to expand production and may experience delays or problems in our expected expansion that could compromise our ability to increase our sales and grow our business. Factors that could delay or prevent our expected production expansion include:

- the inability to purchase parts or components in adequate quantities or sufficient quality, including from sole source vendors;
- the cost and availability of raw materials;
- the failure to increase assembly and test operations;
- the failure to hire and train additional manufacturing personnel; and
- the failure to develop and implement cost-efficient manufacturing processes and equipment.

In addition, we may incur significant manufacturing costs and may experience unforeseen delays and expenses in our product design and manufacturing efforts. If the commercialization of our products is delayed, potential purchasers may also decline to purchase them or choose alternative technologies, both of which could impair our ability to generate revenue in the future.

We may not be able to increase revenues in the future if we do not complete the development of new products and technologies.

We anticipate that a portion of our future revenue from our distributed generation business will be derived from the sale or licensing of regenerative fuel cell, wind turbine and power electronics products and technologies which we are currently developing or have only recently made commercially available. Many of these new products and technologies are based on new and unproven designs, and it is difficult to predict whether they will be commercially viable. If we fail to successfully develop and commercialize these products and technologies on the timetable we anticipate or at all, we will be unable to recover the investments we have made in their development and will be unable to grow our revenue from their sale or licensing. In addition, we may not be successful in developing product designs and manufacturing processes that permit the manufacture of our hydrogen generators and fuel cell systems in commercial quantities at commercially acceptable costs while preserving quality. Currently, we sell some of our products for less than it costs to produce them. New technology developments or cost reductions in existing technologies may also delay or prevent the development or sale of some or all of our planned products or make our planned products uncompetitive or obsolete.

We rely on third party suppliers and subcontractors for certain components and services, and we could suffer losses if these suppliers and subcontractors fail to fulfill our needs.

Many of the components in our distributed generation and hydrogen generation systems, including the proton exchange membrane material used in our PEM products, hydrogen purification system and custom-designed power supplies used in our products, are available only from a limited number of suppliers and in some cases only a single supplier. Some of our suppliers are small- and medium-size companies that may not be able to increase production in an acceptable time period or at acceptable prices or quality levels. In addition, to the extent these components are proprietary products of our suppliers, or the processes used by our suppliers to manufacture these components are proprietary, we may be unable to obtain licenses on commercially reasonable terms or at all and we may be unable to obtain comparable components from alternative suppliers. Often our suppliers custom engineer components to our specifications for use in our systems. Delayed deliveries, poor quality and warranty issues can delay production of our products or completion of our projects, reduce our profits and damage our relationships with our customers.

We have agreements with two customers providing for construction of power systems that utilize Stirling engine technology. On February 16, 2007, we were notified that the manufacturer of these engines, STM Power, Inc., had ceased operations. We have informed the customers that, due to STM's cessation of operations, we are likely unable to complete and maintain these power systems as planned. We anticipate that these customers may make claims against us in connection with these agreements and STM's cessation of operations. We are not presently able to reasonably estimate potential losses, if any that may arise from potential claims or the cost we may incur to replace the Stirling engine technology. An adverse resolution of such claims could have a material adverse effect on our financial position and results of operation. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial.

We rely heavily on electrical, mechanical, civil and structural subcontractors to build and install our distributed generation systems at our customers' facilities based on detailed specifications and drawings that we provide. Often these subcontracted services account for a high percentage of the overall project cost. Our subcontractors' failure to perform their services in a timely and quality manner can lead to significant schedule delays, increased costs and performance issues on our projects. These issues can trigger penalties in our contracts, expose us to claims for liquidated and consequential damages, increase our warranty exposure, reduce our profits and damage our relationships with customers if not managed appropriately.

Market factors affect our costs and availability of materials.

Our products contain a number of materials, from metals to computer components. In particular, platinum is a key component of our PEM fuel cells. Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity. Decreases in the availability or increases in the prices of the commodities or other components of our products could impair our ability to acquire the materials necessary to meet our manufacturing requirements and result in significantly higher prices for those materials, either of which could cause delayed or lost sales and an increase in our manufacturing costs.

We may be unable to sell our systems and products and generate revenue if we fail to establish development, engineering, distribution or other strategic relationships.

We currently work with a number of other parties who facilitate and enhance many aspects of our distributed generation systems business, including technology development, component supply, sales lead generation, engineering support and project installation. We must continue to expand these relationships and develop new relationships in order to grow our current project-based business. Failure to do so would negatively affect our future sales growth and results of operations.

Because we intend to sell some of our products through third-party distributors or industrial gas companies, the financial benefits to us of commercializing our products will be dependent on the efforts of others. We intend to enter into additional distribution agreements or other collaborative relationships to market and sell our products. If we are unable to enter into additional distribution agreements, or if our third-party distributors do not successfully market and sell our products, we may be unable to generate revenue and grow our business. We may seek to establish relationships with third-party distributors who also compete with us. For example, we have signed agreements with industrial gas suppliers who act as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may not be motivated to promote our hydrogen generators. Also, these agreements may be terminated by either party with 90 days written notice. If these agreements are terminated, we may be unable to generate revenue and grow our business. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We cannot guarantee that we will be successful in our efforts to increase our business in the operations and maintenance of distributed generation equipment, and we may incur additional risk and liability which could harm our business.

We intend to grow our operating and maintenance business. This may include operations in less stable countries, which could expose us to unforeseen risks, including war, terrorism, flu pandemics, kidnapping and environmental hazards. Also, maintaining distributed generation equipment may expose us to additional sources of liability, including performance of equipment, uptime availability of equipment, maintenance and warranty costs.

We may not recognize revenue in the full amount of our backlog, which could harm our business.

Our backlog was approximately $20.2 million as of December 31, 2006. Our backlog includes orders under contracts that in some cases extend for several years. Our estimate of the portion of the backlog as of December 31, 2006 from which we expect to recognize revenue in fiscal 2007 is likely to be inaccurate because the receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. In addition, we may never realize revenue from some of the engagements that are included in our backlog. The actual accrual of revenue on engagements included in backlog may never occur or may change because a contract could be reduced, modified or terminated early. If we fail to realize revenue from engagements included in our backlog as of December 31, 2006, our revenue and results of operations for fiscal 2007 as well as future reporting periods may be materially harmed.

We depend on government contracts for a portion of our revenue and profits and to fund a portion of our research and development relating to new products.

Our government contracts relate to research and development on renewable energy technologies, hybrid system architectures and advanced power electronics. Changes in government policy toward distributed generation or budget restrictions may reduce or eliminate funding for these types of research and development activities. Generally, our U.S. government research and development contracts are subject to the risk of termination at the convenience of the contracting agency and require us to obtain or produce components for our systems from sources located in the United States rather than foreign countries. There can be no assurance that our current contracts will be fully funded or that we will be able to secure additional government contracts for similar activities in the future. If such funding were discontinued, we may not have sufficient internal funding to continue with these development efforts and may therefore have to reduce our development of these products, delay their development or abandon them altogether. Discontinuation or delay in our development of proprietary products and technology could limit our ability to execute our business plan and may have an adverse impact on our ability to increase revenues and generate a profit. We are also subject to annual audits of our incurred costs on government contracts by the Defense Contracting Audit Agency, or DCAA. If our actual overhead cost included in our incurred costs is less than the allowable overhead costs billed on these contracts, we may be required to refund the excess overhead costs to the government upon completion of the DCAA audit. Such a refund would negatively affect our financial position and our results of operations in the year in which such costs were incurred.

Further, no assurance can be given that the internal controls we have in place to oversee our government contracts are sufficient to prevent isolated violations of applicable laws, regulations and standards. If the agencies determine that we or one of our subcontractors engaged in improper conduct, we may be subject to civil or criminal penalties and administrative sanctions, payments, fines and suspension or prohibition from doing business with the government.

We currently face and will continue to face significant competition, which could cause us to lose sales or render our products and services uncompetitive or obsolete.

The distributed generation market is highly competitive and evolving rapidly. We face a wide variety of competitors, including equipment manufacturers, distributors, packagers, system integrators, general contractors, engineering firms, project developers and energy service companies. Many of our competitors are significantly larger and better capitalized than we are and have greater access to financial and other resources, and therefore may be able to devote more resources to the following activities that may allow them to establish a competitive advantage in the marketplace:

- sales and marketing of their products and services;
- seller financing for the sale of their products or services;
- development and commercialization of new technologies;
- partnering and other collaborative efforts with sales channel partners, vendors and technology providers;
- adaptation to changes in customer requirements;
- expanded design, engineering and other performance and service capabilities; and
- system and other infrastructure development that reduces costs.

The markets for delivered hydrogen and reliable backup power are highly competitive. There are a number of companies located in the United States, Canada and abroad that deliver hydrogen, sell hydrogen generation equipment or are developing PEM fuel cell technology. Many of these companies have substantially greater financial and other resources than we do, including a worldwide presence, name recognition and better historical performance. Each of these companies has the potential to capture market share in the markets we intend to address, which could cause us to lose sales and prevent us from growing our business. New developments in technology may also delay or prevent the development or sale of some or all of our products or make our products uncompetitive or obsolete. If this were to occur, we would not be able to generate sufficient revenue to offset the cost of developing our hydrogen generators and regenerative fuel cell systems.

Our regenerative fuel cell systems are one of a number of power technology products being developed today to provide high quality, highly reliable backup power to the existing electric transmission system, or grid. These products include advanced batteries, ultracapacitors, microturbines, flywheels, internal combustion generator sets, superconducting magnetic energy storage devices, other fuel cell types and fuel cells using alternative hydrogen supply applications. Improvements are also being made to the existing electric grid. Technological advances in power technology products and improvements in the electric grid may reduce the attractiveness of our regenerative fuel cell systems.

We depend on our intellectual property, and our failure to protect it could enable competitors to market products with similar features that may reduce demand for our products.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to ours, which could reduce demand for our products. Our success depends substantially upon the internally developed technology that is incorporated in our products. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with our employees, customers, strategic partners and others to protect our intellectual property rights. The steps we take to protect our intellectual property rights, however, may be inadequate. We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtaining and using our products or technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others may circumvent the trade secrets, trademarks and copyrights that we own, and any of the U.S. patents or foreign patents owned by us or subsequently issued to us may be invalidated, circumvented, challenged or rendered unenforceable. In addition, we may not be issued any patents as a result of our pending and future patent applications, and even if any patents are issued, they may not protect our intellectual property rights, and third parties may challenge the validity or enforceability of issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

Most of our intellectual property is not covered by any patent or patent application. We seek to protect this proprietary intellectual property, which includes intellectual property that may not be patented or patentable, in part by confidentiality agreements with our contactors, distributors, employees and others. These agreements afford only limited protection and may not provide us with adequate remedies for any breach or prevent other persons or institutions from asserting rights to intellectual property arising out of these relationships.

Unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs, the diversion of resources and the distraction of management, with no assurance of success.

We could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

The patent situation in the field of wind turbine, distributed generation and PEM fuel cell technology is complex. A large number of patents, including overlapping patents, relating to this technology have been granted worldwide. We are aware of patents in the wind turbine and distributed generation fields held by potential competitors and other third parties, including Ballard Power Systems Inc., General Electric Company, Asea Brown Boveri Ltd., Siemens AG, Gamesa Corporacion Tecnologica, S.A., ENERCON GmbH and Mitsubishi Corporation. We are also aware of patents in the fuel cell architecture field held by potential competitors and other third parties, including Ballard Power Systems Inc., General Motors Corporation, Giner, Inc., Oronzio deNora Impianti Elettrochimici S.p.A., Parker-Hannifin Corporation, Hydrogenics Corporation, Lynntech, Inc., Plug Power Inc., Shinko Pantec Co., Ltd., Siemens AG, Toyota Motor Corporation, United Technologies Corporation and Whatman Inc. Third parties could claim infringement by us with respect to these patents or other patents or proprietary rights, and we may incur significant costs defending ourselves in such proceedings and there is no assurance that we will prevail in any such proceeding.

While we have a limited license under a patent held by General Electric Company with respect to variable-speed wind turbines, if we incorporate this type of technology into future wind-related generation products and are not able to design and engineer non-infringing technology, we may be required to extend or modify our license on this technology. If we are unsuccessful in developing non-infringing technologies, we may be required to cease or redirect our development efforts or obtain licensing, royalty or other agreements. There can be no assurance that we can obtain such licensing or other agreements on favorable terms or at all, in which case our ability to execute our business plan, grow our sales and generate a profit may be adversely affected.

In addition, some of our employees are parties to assignment of invention and nondisclosure agreements with their former employers. These agreements generally grant the former employer rights to technology developed by the employee while employed by the former employer and prohibit disclosure of that technology or other employer information to third parties. We cannot assure you that such employers will not assert claims against us or our employees alleging a breach of those agreements or other violations of their proprietary rights or alleging rights to inventions by our employees, or that we would prevail in any such proceeding.

Any infringement claims against us, whether meritorious or not, could:

- be time-consuming;
- result in costly litigation or arbitration and diversion of technical and management personnel; or
- require us to develop non-infringing technology or to enter into royalty or licensing agreements.

We might not be successful in developing non-infringing technologies. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, and could significantly harm our business and results of operations. A successful claim of infringement against us or our failure or inability to license the infringed or similar technology could require us to pay substantial damages and could harm our business because we would not be able to sell the affected product without redeveloping the product or incurring significant additional expense. In addition, to the extent we agree to indemnify customers or other third parties against infringement of the intellectual property rights of others, a claim of infringement could require us to incur substantial time, effort and expense to indemnify these customers and third parties and could disrupt or terminate their ability to use, market or sell our products.

International intellectual property protection is particularly uncertain and costly, and we have not obtained or sought patent or trademark protection in many foreign countries where our products and services may be developed, manufactured, marketed or sold.

Intellectual property law outside the United States is even more uncertain and costly than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. Moreover, we have not sought, obtained or maintained patent and trademark protection in many foreign countries in which our products and services may be developed, manufactured, marketed or sold by us or by others.

We may be exposed to lawsuits and other claims if our products or systems malfunction or fail or we fail to deliver services, which could increase our expenses, harm our reputation and prevent us from growing our business.

Our distributed generation systems often use new and untested technologies. Many of these new technologies have not reached a level of maturity that allows for a predictable level of reliability and may be subject to malfunction or failure when subjected to prolonged use in non-test conditions. Should these new technologies fail to perform as specified by their vendors, we may incur significant warranty and other costs and our relationships with our customers may suffer. Also, many vendors of these new technologies have limited financial resources and may not be able to adequately support their products in the field. All these issues could reduce our growth and profitability. Many of our systems are also located in very remote locations with extremely harsh climates that are difficult and expensive to access. The possibility of system failures could cause us to incur significant expense to redesign, reengineer, repair and/or replace defective systems or system components. In addition, as we expand our overhaul, operations and maintenance services business, we may be subject to additional liability for maintaining distributed generation equipment, including performance of equipment, uptime availability of equipment, maintenance and warranty cost.

Since our products are power producing devices, it is possible that consumers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. In particular, hydrogen is a flammable gas and can pose safety risks if not handled properly. We have experienced instances with our products where hydrogen appears to have caused a flame that burned several components in the system. Further investigation of this unit revealed the presence of pinholes in the cell membranes, resulting in hydrogen leakage and cell failure. We cannot be certain that future similar instances will not occur. In addition, our products may require modifications to operate properly under extreme temperatures. Potential customers will also rely upon our products for critical needs, such as backup power. A malfunction of our products could result in significant tort or warranty claims. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would reduce our revenue and harm our business. In addition, since sales of our existing products have been modest and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages, and if our insurance protection is inadequate to cover these claims, we could be required to make significant payments.

We conduct business in many countries that are politically and economically unstable.

The potential for political unrest, acts of terrorism and war, and economic collapse exists in many countries in which we currently, or may be in the future, do business. The occurrence of any such events at or near the site of our projects could lead to delay, cancellation or significant damage to our projects or equipment. The occurrence of any such events could also cause harm, injury or death to our personnel working on such projects. Any such events could expose us to significant liabilities and would therefore adversely affect our results of operations and growth.

We also subcontract work or may hire temporary and permanent employees in countries that are politically and economically unstable. It is more difficult to perform background checks on these foreign workers or to be sure that conduct and performance are in the best interests of our company and in full compliance with applicable laws.

Our current or planned international operations subject our business to additional risks, which could cause revenues to decline.

A large portion of our revenue is generated from sales of remote power projects in the oil and gas and telecommunications markets. Many of these projects are sold to foreign entities and are delivered to locations outside of the United States, such as the Middle East, Eurasia, Africa and South America. In addition, we intend to market our hydrogen generators to small- and medium-volume users of delivered hydrogen worldwide. Selling our services and products internationally exposes us to many additional costs, risks and potential liabilities, which, if improperly managed, could limit our ability to grow in these markets and adversely affect our results of operations. These include:

- exchange controls;
- complying with U.S. legal requirements for the exporting of goods;
- complying with the commercial, regulatory and legal requirements of foreign markets, particularly in developing countries;
- obtaining and/or enforcing intellectual property protection;
- overcoming trade barriers such as duties, tariffs and taxes;
- enforcing contract terms and conditions;
- collecting receivables;
- managing operations and staff across disparate geographic areas; and
- currency risks.

In addition, a change in the value of the U.S. dollar may make our services and products less competitive in international markets.

If we undertake additional acquisitions, they may be disruptive to our business and could have an adverse effect on our future operations and the market price of our common stock.

We intend to pursue additional growth through the acquisition of companies, businesses and intellectual property.

Any future acquisitions would involve a number of risks, including the following:

- the anticipated benefits from any acquisition may not be achieved;
- the integration of acquired businesses requires substantial attention from management. The diversion of management's attention and any difficulties encountered in the transition process could harm our business;
- we may assume contingent or unknown liabilities of an acquired company, and any provision we make for indemnification for such liabilities may not be adequate;
- in future acquisitions, we could issue additional shares of our capital stock, incur additional indebtedness or pay consideration in excess of book value, which could have a dilutive effect on future net income, if any, per share or could increase our indebtedness and interest expense; and
- new business acquisitions must be accounted for under the purchase method of accounting. These acquisitions may generate significant intangible assets and result in substantial related amortization charges to us.

RISKS RELATING TO OUR INDUSTRY

We may not be able to grow our revenues in the future if a sustainable market for our distributed energy and hydrogen generation products and services does not develop.

Our future growth will be based in part on increased use of distributed generation, on the development of a mass market, particularly in the automobile industry, for PEM fuel cells that utilize our hydrogen generators as a fuel source and on growth in the use of renewable energy. These are emerging markets and it is difficult to predict the rate at which they will develop. If a sustainable market for distributed energy technologies fails to develop or develops more slowly than we anticipate, our ability to grow and achieve profitability will be negatively affected. Many of the factors that influence the rate of adoption of distributed energy and hydrogen generation technologies are out of our control. Some of these factors that we cannot control are:

- utility electric rates;
- changes in federal, state and local regulatory requirements;
- changes in federal and state incentives and subsidies;
- cost, quality, performance and availability of the alternative power generation technologies used or supported by our power systems and hydrogen generators;
- costs and availability of natural gas, diesel, hydrogen and other fuels used in distributed energy technologies;
- changes in customers' perceptions regarding distributed generation, PEM fuel cells and alternative energy;
- customer reluctance to try new products and technology;
- availability of financing for distributed generation vendors, developers and users;
- economic downturns and related reductions in capital spending;
- demand for and valuation of emissions trading credits generated by distributed generation systems; and
- the emergence of newer, more competitive technologies.

If we fail to retain key personnel and attract and retain additional qualified personnel, we may be unable to develop our products and generate revenue.

Our success depends upon the continued service of our executive officers and other key employees such as manufacturing and research and development personnel. The loss of any of our executive officers or key employees could impair our ability to pursue our growth strategy. We do not have employment agreements with many of our key executives. We may not be able to attract, assimilate or retain additional highly qualified personnel in the future.

We may be affected by skilled labor shortages and labor disputes.

We require experienced engineers, technicians and machinists to conduct our business. No assurance can be given that the supply of these skilled persons will always be adequate to meet our requirements or that we will be able to attract an adequate number of skilled persons. Labor disputes could also occur at our manufacturing facilities, which may affect our business. While our employees are not currently represented by labor unions or organized under collective bargaining agreements, labor disputes could occur at any of our facilities.

Declines in the price of utility-delivered electricity or our inability to continue to reduce the cost of our distributed generation systems could reduce demand for our services and products.

Our distributed generation systems compete mainly on price per delivered kilowatt-hour of electricity to the end user. In the domestic market, we compete against the cost of electricity delivered by the local utilities through the electric grid. The cost of electricity varies widely from utility to utility and from state to state and is subject to change based on factors beyond our control. We cannot accurately predict what future electricity rates will be and whether or not we can compete effectively against these rates.

The cost per delivered kilowatt-hour of electricity generated by our on-site power systems is also based primarily on the following three factors: the cost of the underlying generating technologies, the cost of financing, and the cost of fuel. All these factors are outside of our control.

- Costs of alternative power generation technologies like solar panels and wind turbines have generally been falling over the past several years, but there can be no assurance that they will continue to fall in the future. Without federal or state subsidies or incentives, the cost of these technologies is often not competitive with traditional generating technologies or the cost of utility power. If the costs of these alternative technologies do not continue to fall or subsidies are no longer available, our ability to sell systems and services based on these technologies will be diminished.
- Financing costs are critical to the cost competitiveness of renewable energy. Since fuel from the wind or sun is free, financing costs represent the single largest operating cost. Financing costs are also highly variable and subject to change beyond our control. If financing costs increase, it could reduce demand for our products.
- For reciprocating engine or turbine-based power systems, fuel is the largest operating cost. The predominant fuel for these systems is natural gas. The price of natural gas has been highly volatile and is currently projected to remain high for several years based on increased demand and limited domestic supply. Sustained high gas prices reduce the economic benefit of the on-site power systems we sell and may therefore cause us to experience reduced sales and revenue growth.

Utility companies could place barriers to our entry into the market, and we may not be able to effectively sell our products and systems.

Utility companies could place barriers on the installation of our products and systems or their interconnection with the electric grid. Further, they may charge additional fees to customers who install on-site generation systems, thereby reducing the electricity they take from the utility, or who use power from the grid for backup or standby purposes. These types of restrictions, fees or charges could impair the ability of our potential customers to install or effectively use our products and systems or increase the cost to our potential customers for using our products and systems. This could make our products and systems less desirable, thereby adversely affecting our revenue and profitability potential.

Decreases in the price of oil and gas could reduce demand for our distributed generation systems, which would harm our ability to grow our business.

A large portion of our current revenue is generated from the sale of remote power systems to the international oil and gas industry for use on remote pipelines and offshore platforms. Demand for our power systems from this market segment depends in part on the current and future commodity price of oil and gas. Higher oil and gas prices stimulate increased development of remote oil and gas fields and related infrastructure, which in turn stimulates increased demand for remote power systems of the type we supply. Conversely, lower oil and gas prices would reduce demand for current systems and have a negative impact on our growth.

Most of our wind turbine products are sold for use in power systems used by remote communities to replace or augment internal combustion engines. Demand for our wind turbines from this market segment depends in part on the current and future commodity prices of oil and gas. Higher oil and gas prices provide incentives for customers to invest in technologies such as wind turbines that reduce their need for petroleum-based fuels. Conversely, lower oil and gas prices would tend to reduce the incentive for customers to invest in capital equipment to produce electrical power.

Continued uncertainty in domestic and world economies and energy markets may limit our growth.

Current uncertainty among our target customers over the health of the economy and its impact on their business has restricted their capital spending and made it harder for us to sell our distributed generation systems and services. Other market uncertainties that also affect our ability to increase sales include the future of deregulation of the domestic electricity market, the future price of oil and natural gas, political instability in the Middle East and other regions where we do business, and domestic and international policy responses to environmental issues.

Because sales of our distributed generation systems are reliant in part on federal and state subsidies and incentives, any reduction in federal or state subsidy programs could harm our business.

The domestic market for our distributed generation systems currently benefits from many federal and state programs designed to promote increased use of renewable and distributed generation technologies. The federal government, for example, offers tax credits for energy produced by wind and solar generators. States like California, New York, New Jersey, Connecticut and Massachusetts offer cash incentives which reduce the initial capital cost to customers who invest in renewable and distributed generation systems. All these federal and state incentive and subsidy programs have specific expiration dates and there can be no assurance that these programs will be extended. Termination of one or more of these programs may have an adverse impact on our future growth. Additionally, there can be no assurance that new programs will be created. In an economic downturn, with resulting budget deficits, funding for many of the state programs may be at risk of being diverted to other needs.

Government regulations may impair our ability to market and sell our products.

Our products and projects are potentially subject to federal, state, local and foreign laws and regulations governing, among other things, waste water discharge and air emissions as well as laws relating to occupational health and safety. We may incur substantial costs or liabilities in complying with governmental regulations. Our potential customers must also comply with numerous laws and regulations, which could affect their interest in our products and projects. We could incur potentially significant expenditures in complying with environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

Electricity generation and delivery are both heavily regulated by federal and state governments. While deregulation and restructuring of the U.S. power industry may ultimately expand the market for distributed generation systems of the type that we sell, recent problems associated with deregulation in key domestic markets like California may impose additional barriers to distributed generation. California and other states, for example, allow utilities to impose exit fees, standby charges and other penalties on customers who install distributed generation systems. Federal and state regulations regarding air quality and interconnection to the utility grid also impose additional costs and potential liabilities on our business. Changes in these regulations could reduce or eliminate our access to certain of our target markets. Changes in regulatory standards or policies could reduce the level of investment in the research and development of alternative power sources. Any reduction or termination of such programs can increase the cost to our potential customers, making our systems less desirable, and thereby adversely affecting our revenue and results of operations.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all federal, state, local and foreign regulations regarding protection of the environment. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, under some foreign, federal and state statutes and regulations, may be deemed responsible for investigative and remedial costs at formerly owned or operated locations, or at third party sites at which our wastes were disposed.

OTHER RISKS

Our stock price is likely to be highly volatile and may result in substantial losses for investors purchasing shares.

The market price of our common stock is likely to continue to be highly volatile. The stock market in general and the market for technology-related stocks in particular, has been highly volatile. As a result, investors in our common stock may experience a decrease in the value of their common stock regardless of our operating performance or prospects. Our common stock may not trade at the same levels as other technology-related stocks and technology-related stocks in general may not sustain their current market prices. In addition, an active public market for our securities may not be sustained.

The trading price of our common stock could be subject to wide fluctuations in response to:

- our perceived prospects;
- variations in our operating results and achievement of key business targets;
- changes in securities analysts' recommendations or earnings estimates;
- the inclusion of a going concern modification in our independent registered public accountant's audit report;
- differences between our reported results and those expected by investors and securities analysts;
- announcements of new products by us or our competitors;
- market sentiment toward power technology and alternative energy stocks in general or to us in particular;
- trading of options or other derivatives on our common stock;

- market reaction to any acquisition, joint venture or strategic investments announced by us or our competitors; and
- general economic or stock market conditions unrelated to our operating performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert management's attention and resources.

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

Our directors, executive officers and individuals or entities affiliated with our directors as a group beneficially own, approximately 8.7% of our outstanding common stock at March 2, 2007. The interests of these stockholders may differ substantially from the interests of other stockholders. If these stockholders choose to act or vote together, they will have the power to significantly influence the election of our directors, and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of substantially all of our assets. In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us or our other stockholders. Also, third parties could be discouraged from making a tender offer or bid to acquire us at a price per share that is above the then-current market price.

Provisions of our certificate of incorporation and bylaws and Delaware law could inhibit a takeover that stockholders may consider favorable and diminish the voting rights of the holders of our common stock.

There are provisions in our certificate of incorporation and bylaws that make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change in control may be considered favorable by our stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. The issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our certificate of incorporation and bylaws contain other provisions that could have an anti-takeover effect, including:

- only one of the three classes of directors is elected each year;
- stockholders have limited ability to remove directors;
- stockholders cannot take actions by written consent;
- stockholders cannot call a special meeting of stockholders; and
- stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We anticipate that we will retain our earnings to support operations and to finance the growth and development of our business and do not expect to pay cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Our corporate office and our Proton Energy Systems subsidiary are located in a 100,000 square foot facility in Wallingford, Connecticut. The facility is subject to a $6,975,000 loan agreement held by Technology Drive LLC, a limited liability company wholly owned by Proton, with Webster Bank, National Association. On September 18, 2006, Technology Drive LLC, entered into an Amendment to this Loan Agreement and a Pledge Agreement, each effective as of September 11, 2006, with Webster Bank, National Association. The effect for the amendments is to change the interest rate on the loan from LIBOR plus 237.5 basis points to LIBOR plus 200 basis points and to eliminate the requirement that Technology Drive maintain cash and marketable securities of $20,000,000. The amendment further provides for the pledge by Technology Drive to the bank of an account with the bank having a balance equal to the amount payable under the loan. The loan agreement contains a material adverse change clause allowing Webster, at its option, to declare the loan immediately payable if they believe there has been a material adverse change in our financial condition, however, we consider it remote that Webster will declare the loan immediately payable due to the restricted cash balance that equals the amount of the loan.

Northern's principal executive offices are located in a 28,500 square foot facility in Waitsfield, Vermont which house research, manufacturing, and administrative activities. Northern also owns a 13,000 square foot facility adjacent to this facility that is currently subleased to a third party. Northern currently leases five offices used primarily for their Sales and Service departments in California, Texas and New York.

In March 2003, Northern entered into a financing agreement with the Vermont Economic Development Authority, or VEDA, regarding the purchase, construction, sale, and lease of its new facility in Waitsfield, Vermont. In March 2003, a condominium association, Northern Power Systems Commercial Condominium Association, Inc., or NPS Condo Association, was formed for the purpose of managing the land, building, and improvements related to the new facility. Northern owns 50% of the NPS Condo Association and has the ability to exercise significant influence over the NPS Condo Association. Northern transferred certain property and development rights under NPS Condo Association to the Central Vermont Economic Development Corporation, or CVEDC. In consideration, CVEDC secured a $2,790,000 loan from VEDA to complete the facility and lease back such facility to Northern. The terms of the lease include an initial term of ten years, lease payments equal to the debt payments plus an administrative fee, and a purchase option for Northern equal to the outstanding loan amount. Northern is required to maintain certain levels of insurance over the facility, is required to maintain $150,000 of restricted cash for performance under the agreements and indemnifies CVEDC from liability or lawsuit relating to the facility.

In October 2005, Northern completed the purchase of a $1.6 million, 110,000 square foot manufacturing facility in Barre, Vermont. This facility, a portion of which had been leased by Northern since 2004, added capacity for Northern's power systems and product business. Under the purchase, Northern qualified for assistance from VEDA, which together with Vermont's Merchants Bank, provided financing for a substantial portion of the purchase. The Merchants Bank agreement includes a material adverse change clause allowing Merchants Bank, at its option, to declare the loans immediately payable if they believe there has been a material adverse change in our financial condition.

In January 2007, we announced plans to exit our Waitsfield, Vermont facility and consolidate all of our Northern Power operations in our Barre, Vermont facility. Management is currently evaluating the timing of this exit and its future plans for the Waitsfield facility.

ITEM 3. ***Legal Proceedings***

Between July 3, 2001 and August 29, 2001, four purported class action lawsuits were filed in the United States District Court for the Southern District of New York against Proton and several of its officers and directors as well as against the underwriters who handled the September 28, 2000 initial public offering of common stock, or IPO. All of the complaints were filed allegedly on behalf of persons who purchased Proton's common stock from September 28, 2000 through and including December 6, 2000. The complaints are similar, and allege that Proton's IPO registration statement and final prospectus contained material misrepresentations and/or omissions related, in part, to excessive and undisclosed commissions allegedly received by the underwriters from investors to whom the underwriters allegedly allocated shares of the IPO. On April 19, 2002, a single consolidated amended complaint was filed, reiterating in one pleading the allegations contained in the previously filed separate actions, including the alleged class period of September 28, 2000 through and including December 6, 2000. On July 15, 2002 Proton joined in an omnibus motion to dismiss the lawsuits filed by all issuer defendants named in similar actions which challenges the legal sufficiency of the plaintiffs' claims, including those in the consolidated amended complaint. Plaintiffs opposed the motion and the court heard oral argument on the motion in November 2002. On February 19, 2003, the court issued an opinion and order, granting in part and denying in part the motion to dismiss as to Proton. In addition, in August 2002, the plaintiffs agreed to dismiss without prejudice all of the individual defendants from the consolidated complaint. An order to that effect was entered by the court in October 2002.

A special litigation committee of the board of directors has authorized Proton to negotiate a settlement of the pending claims substantially consistent with a memorandum of understanding, which was negotiated among class plaintiffs, all issuer defendants and their insurers. The parties negotiated a settlement which is subject to approval by the court. On February 15, 2005, the court issued an opinion and order preliminarily approving the settlement, provided that the parties agreed to a modification narrowing the scope of the bar order set forth in the original settlement. The parties agreed to a modification narrowing the scope of the bar order, and on August 31, 2005, the court issued an order preliminarily approving the settlement. On December 5, 2006, the United States Court of Appeals for the Second Circuit overturned the District Court's certification of the class of plaintiffs who are pursuing the claims that would be settled in the settlement against the underwriter defendants. Plaintiffs filed a Petition for Rehearing and Rehearing *En Banc* with the Second Circuit on January 5, 2007 in response to the Second Circuit's decision and have informed the District Court that they would like to be heard as to whether the settlement may still be approved even if the decision of the Court of Appeals is not reversed. The District Court indicated that it would defer consideration of final approval of the settlement pending plaintiffs' request for further appellate review. Proton believes it has meritorious defenses to the claims made in the complaints and, if the settlement is not finalized and approved, Proton intends to contest the lawsuits vigorously. However, there can be no assurances that we will be successful, and an adverse resolution of the lawsuits could have a material adverse effect on our financial position and results of operation in the period in which the lawsuits are resolved. Proton is not presently able to reasonably estimate potential losses, if any, related to the lawsuits. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

Not Applicable.

Part II

ITEM 5. ***Market for Registrant's Common Stock and Related Stockholder Matters***

The range of high and low sales prices per share of our common stock as reported on the NASDAQ Global Market under the symbols DESC for 2006 and 2005 is shown below:

Year and Quarter	High	Low
2005		
First Quarter	$ 4.30	$2.35
Second Quarter	4.80	2.58
Third Quarter	8.52	4.16
Fourth Quarter	10.70	6.61
2006		
First Quarter	$11.00	$6.24
Second Quarter	7.19	4.47
Third Quarter	5.30	2.90
Fourth Quarter	4.50	3.01

As of March 2, 2007 there were approximately 562 stockholders of record.

Use of Proceeds

On September 28, 2000, Proton closed an initial public offering of its common stock, $.01 par value. The effective date of the Securities Act registration statement for which the use of proceeds information is being disclosed was September 28, 2000, and the Commission file number assigned to the registration statement is 333-39748. After deducting underwriting discounts and commissions and offering expenses, our net proceeds from the offering were approximately $125.8 million. The net proceeds have been allocated for general corporate purposes and capital expenditures, including the purchase of equipment for leasehold improvements to our manufacturing facility, and the possible acquisition of businesses, products or technologies that are complementary to our business. We have also raised additional funding through means other than our initial public offering. On April 10, 2006, we entered into an equity distribution agreement with UBS Securities LLC. The equity distribution agreement provided that the we would offer and sell up to 3,000,000 shares of the Company's common stock from time to time through UBS Securities LLC, as sales agent or principal. The compensation to UBS Securities LLC for acting as sales agent was 4% of the first $15 million of gross sales price of the shares sold, and 3% of the gross sales price of the shares in excess of $15 million. From April 12, 2006 to May 5, 2006, we sold an aggregate of 1,171,297 shares under the equity distribution agreement, at daily average prices ranging from $6.43 to $6.81 per share, resulting in proceeds of approximately $7.5 million. On May 17, 2006, we discontinued sales under the equity distribution agreement.

We made a cash distribution of $1.00 per share payable on June 20, 2003 to stockholders of record as of June 6, 2003. The aggregate amount of this distribution was $33,927,297. In December 2006, we paid approximately $136,000 cash to our board of directors based on our revised director compensation plan. No other portion of the proceeds of Proton's initial public offering were paid directly or indirectly to any director, officer or general partner of us or our associates, persons owning ten percent or more of any class of our equity securities, or an affiliate of us. As of December 31, 2006, approximately $112.2 million of the net proceeds of the public offerings had been used to fund operations and purchase fixed assets and $20.3 million has been used in the acquisition of Northern. The remaining net proceeds are invested in U.S. Government and Agency securities. At December 31, 2006, our cash and marketable securities balance was approximately $18.2 million.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2006, the number of securities outstanding under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

Equity Compensation Plan Information as of December 31, 2006

	a	b	c
Plan Category	**Number of Shares to be Issued Upon Exercise of Outstanding Options**	**Weighted-Average Exercise Price of Outstanding Options**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Column (a))**
Equity Compensation Plans Approved by Shareholders:			
Employee Stock Purchase Plan	—	$—	279,030
1996, 1998, 2000 and 2003 Stock Option Plans	3,467,706	$6.61	1,278,610
Equity Compensation Plans Not Approved by Shareholders:	500,000(1)	$8.84	—

(1) This represents options which were granted in 2006 without stockholder approval as an inducement grant in accordance with NASDAQ rules related to the hiring of Mr. Schwallie as our chief executive officer.

In January 2006, we granted Ambrose L. Schwallie, our chief executive officer, an option to purchase 500,000 shares of our common stock at an exercise price of $8.84 per share. The Company also issued Mr. Schwallie 28,280 shares of common stock at a price of $.01 per share. These shares are fully vested but may not be transferred prior to January 16, 2007. In addition, the Company issued Mr. Schwallie 100,000 shares of restricted common stock at a price of $.01 per share. Such shares are subject to a re-acquisition right in favor of the Company during the first year after grant at a price of $.01 per share if Mr. Schwallie's employment ceases for any reason. We have also agreed to make the following issuances of common stock to Mr. Schwallie at a price of $.01 per share under the following conditions: 100,000 shares of common stock will be granted if we meet or exceed the revenue, income and cash flow targets for 2006 approved by our board of directors, 100,000 shares of common stock will be granted if we have, while Mr. Schwallie is serving as chief executive officer, achieved two consecutive quarters of positive operating cash flow prior to June 30, 2007 and 100,000 shares of common stock will be granted if we achieve, while Mr. Schwallie is serving as chief executive officer, four consecutive quarters of revenue totaling $100.0 million prior to June 30, 2008, with a gross margin on that revenue of at least 20%. If a change in control event, as defined in our 2003 Stock Incentive Plan and meeting parameters to be determined by our board of directors, occurs, and Mr. Schwallie is still employed by us, any common stock described in the preceding sentence and not yet granted would be awarded to Mr. Schwallie unless it is no longer possible for the respective targets to be met. These option and stock awards were made as inducement grants pursuant to Section 4350(i)(1)(A)(iv) of the NASD Marketplace Rules.

Contemporaneously with the commencement of his employment, Mr. Schwallie also purchased 56,561 shares of common stock from us in a private placement at a purchase price of $8.84 per share.

Sale of Unregistered Equity Securities

During 2006, warrants to purchase 475,531 shares of common stock were exercised utilizing the cash or cashless exercise feature of the warrant. The cashless exercise of these warrants, which were issued to securityholders of Northern in 2003 in connection with the acquisition of Northern, resulted in the issuance of 289,440 shares of common stock. All warrants expired December 10, 2006.

In 1998, in connection with a customer sponsored research and development contract, Proton issued a warrant to purchase 50,000 shares of its common stock at a purchase price of $1.10 per share. During December 2005, this warrant was fully exercised.

On January 16, 2006, we issued and sold 56,561 shares of common stock to Ambrose L. Schwallie at a purchase price of $8.84 per share. These shares were sold in a privately negotiated transaction in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

ITEM 6. *Selected Financial Data*

The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this report. The selected financial data for 2003 include the full year of Proton's operations and the period from December 11, 2003 through December 31, 2003 for Northern and Distributed Energy.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Statement of Operations Data					
Revenues					
Contract	$ 26,826	$ 34,197	$ 18,963	$ 2,810	$ 3,388
Product	11,270	6,310	2,825	1,229	1,269
Service	6,997	4,473	672	155	57
Total revenue	45,093	44,980	22,460	4,194	4,714
Cost of revenues					
Contract	26,268	31,549	16,826	3,146	2,314
Product	10,226	6,207	3,904	2,223	5,019
Service	7,327	3,120	765	155	41
Total cost of revenue	43,821	40,876	21,495	5,524	7,374
Gross margin	1,272	4,104	965	(1,330)	(2,660)
Operating expenses					
Research and development	3,660	4,059	6,254	7,716	8,793
Intangible impairment	1,450	—	—	—	—
Goodwill impairment	24,191	—	—	—	—
Selling, general and administrative	26,335	16,930	17,953	10,024	7,853
Total operating expenses	55,636	20,989	24,207	17,740	16,646
Loss from operations	(54,364)	(16,885)	(23,242)	(19,070)	(19,306)
Interest income	1,421	1,072	1,144	2,535	5,894
Interest expense	(747)	(483)	(335)	(243)	(92)
Gain (loss) on sale of marketable securities and other	335	52	(4)	10	24
Net loss	$(53,355)	$(16,244)	$(22,437)	$(16,768)	$(13,480)
Basic and diluted net loss per share	$ (1.38)	$ (0.45)	$ (0.63)	$ (0.50)	$ (0.40)
Shares used in computing basic and diluted net loss per share	38,622	36,271	35,465	33,830	33,347
Balance Sheet Data at year end					
Cash, cash equivalents and marketable securities	$ 18,168	$ 40,666	$ 59,135	$ 73,848	$150,359
Working capital	22,865	44,068	58,902	76,804	151,519
Total assets	69,890	111,146	124,571	144,032	176,305
Current liabilities	14,814	16,156	16,307	13,636	7,577
Long term liabilities	8,335	9,934	8,830	9,283	6,441
Total stockholders' equity	46,740	85,056	99,434	121,113	162,287
Cash Flow Data					
Net cash used in operating activities	$(21,760)	$(17,783)	$(18,050)	$(13,871)	$ (9,931)
Net cash (used in) provided by investing activities	(2,409)	30,205	19,979	35,803	18,787
Net cash provided by (used in) financing activities	8,480	2,189	(215)	(34,072)	5,722

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with "Selected consolidated financial data" and our consolidated financial statements and the related notes included in this Annual Report on Form 10-K. Throughout this discussion and analysis, we discuss our two business segments for financial reporting purposes, Northern and Proton. Northern is our distributed generation systems business segment and Proton is our hydrogen generator business segment. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those anticipated and expressed in such forward-looking statements and as a result of several factors, including the factors described under "Risk Factors" and elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2006 and other Securities Exchange Act filings.

OVERVIEW

We provide products and services for distributed, or on-site, power generation and storage. Using our systems, which produce energy at or near the place where it is used, our customers gain greater control over power quality, costs and management of their energy needs. We design, integrate, construct and maintain power systems using a variety of technologies and energy sources both for grid-connected customers and for customers who need power solutions for remote locations or require more reliable or environmentally benign alternatives to centrally distributed electricity. We also market our hydrogen generators, which produce hydrogen from electricity and water in a clean and efficient process, to domestic and international customers for industrial, utility and research applications. We are developing additional technologies and products for the distributed energy market, including systems that provide backup power and energy storage, hydrogen generators that produce hydrogen for fuel cell vehicles, power network architectures that link diverse power generating sources and advanced wind turbine generators.

Our distributed generation systems produce electricity from conventional fuels and from cleaner, more sustainable sources such as wind, sunlight and biofuels, using reliable power generation technologies integrated with custom controls and power electronics. We have installed over 800 systems in more than 26 countries during over 30 years of operations. Our diverse customer base ranges from those who use our systems in remote applications, such as oil and gas pipelines and telecommunications facilities, to grid-connected customers who use our systems for large commercial office buildings and manufacturing facilities. Our customers include Petróleos Mexicanos (PEMEX), S. C. Johnson & Son, Inc., Equity Office Properties Trust, The Timberland Company and Honeywell International Inc.

Our hydrogen generator systems utilize proprietary proton exchange membrane, or PEM, electrochemical technology to produce hydrogen through the electrolysis of water. Our hydrogen generators have been designed to address the existing demand for industrial hydrogen in a safer and more cost-effective manner than truck-delivered hydrogen. We have installed approximately 900 hydrogen generators in more than 40 countries over more than five years of operations. Our hydrogen generators are also being used in demonstration projects to supply fuel to fuel cell vehicles. We are developing core PEM technology to combine our hydrogen generator technology with a fuel cell power generator to create an energy device that is able to produce and store hydrogen fuel that it can later use to generate electricity, which we refer to as a regenerative fuel cell system. In the longer term, we believe our regenerative fuel cell systems will enable renewable energy solutions by facilitating the storage of energy produced by non-depleting, non-polluting energy sources, such as solar, wind and hydroelectric power.

The Company incurred significant operating losses and negative cash flow from operating activities in each of the years in the three year period ended December 31, 2006. Such circumstances raise substantial doubt about the Company's ability to continue as going concern. The realization of assets and the satisfaction of the liabilities in the normal course of business are dependent on, among other things, the Company's ability to reduce its operating losses and operate profitably, to generate cash flow from operations, as well as the Company's ability to maintain credit under its current debt agreements adequate to conduct its business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the value at which they are carried on our consolidated financial statements. As further discussed in Liquidity and Capital Resources—Management's Plan, we have developed a plan to increase revenue, improve gross margin, reduce expense, potentially sell assets and raise additional capital in order to increase our cash balance.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared by us in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, depreciable lives of equipment, warranty obligations and contingency accruals. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. For a complete description of our accounting policies, see Note 2 to our consolidated financial statements included in this Annual report on Form 10-K. Our audit committee has discussed our critical accounting policies with management and our independent registered public accounting firm.

Our critical accounting policies include the following:

Revenue Recognition—Product Revenue

All of our product revenue is derived from the operations of our Proton segment. For product sales for which adequate product warranty information exists, we record revenue when a firm sales agreement is in place, delivery has occurred, sales price is fixed or determinable, and collectibility is reasonably assured. If customer acceptance of products is not assured, revenue is recorded only upon formal customer acceptance. Customer acceptance provisions included in our product sales agreements may include written acceptance from the customer, acceptance upon servicing and installation of the equipment, and acceptance after a period of time. Revenue for product sales to distributors, for which there are no rights of return or price adjustments on unsold inventory, is recognized on a gross basis upon shipment to the distributors, as they assume title and risk of loss, subject to the deferral provisions below. For all product sales where adequate product warranty information does not yet exist to reasonably estimate warranty costs, we defer revenue and costs until the expiration of the product warranty period.

During 2006, we determined that we had adequate warranty information and experience to begin recognizing product revenue related to our HOGEN H-series hydrogen generators. Therefore, in the third quarter of 2006 we began recognizing product revenue related to sales of H-series hydrogen generators upon shipment. Prior to the third quarter of 2006, revenue on such H-series units was recognized at the end of the warranty period, generally one year from the date of shipment.

During 2005, we determined that we had adequate product warranty information and experience to begin recognizing product revenue related to our HOGEN S-series and our laboratory generators. Therefore, in the first quarter of 2005, we began recognizing product revenue related to sales of laboratory generators with a two-year warranty upon shipment, and in the third quarter of 2005, we began recognizing product revenue related to sales of our HOGEN S-series hydrogen generators upon shipment.

We also earn revenue from the rental of our HOGEN products. We account for the agreements as operating leases under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 13, "Accounting for Leases." The agreements are cancelable at any time by either party without penalty. Rental revenue is recognized monthly over the term of the rental agreement.

Revenue Recognition—Contract Revenue

We principally generate commercial contract revenue from projects in our remote infrastructure, on-site generation, and renewable energy field product lines at our Northern Power segment. For projects with a duration of greater than three months where we have the ability to reasonably estimate total project costs to complete the contract, we recognize revenue utilizing the percentage-of-completion method as prescribed by SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", or SOP 81-1, based on the relationship of costs incurred to total estimated contract costs. Where we do not have the ability to estimate costs or the contract contains restrictive provisions, such as title not transferring until the end of the contract, we use the completed contract method under SOP 81-1. The selection of methods under SOP 81-1 in some circumstances can be judgmental. Approximately 79.2%, 77.0% and 57.0% of our contract revenue for the years ended December 31, 2006, 2005 and 2004, respectively, was recognized under the percentage-of-completion method.

We also derive contract revenues from government-sponsored research and development contracts and from commercial customers. For government-sponsored research and development contracts that are fixed-price, we recognize revenue using the percentage-of-completion method under SOP 81-1. For fixed-price-incentive, or cost-reimbursement contracts that do not require us to meet specific obligations, we record revenue as work is performed. For those research and development contracts that require us to meet specified obligations, including delivery and acceptance obligations, we recognize amounts advanced as contract liabilities until such obligations are met. Once the obligations are met, we recognize the amounts as contract revenue. For all other commercial contracts, we recognize revenue under the completed contract method.

The recognition of revenue from contracts accounted for under SOP 81-1 requires significant judgment to estimate the costs to complete contracts in progress, which has a significant impact on the amount and timing of recognition of revenue, cost of sales, gross margin and the recording of assets and liabilities. Contract costs may be incurred over a period of several months to several years and the long-term nature and complexity of these contracts can affect our ability to estimate costs precisely. For example, delays, changes in scope, increases in labor and material costs or other unforeseen events could result in actual costs to complete being different from our original estimates, and those differences could be material. Change orders that modify the scope of contracts are common in our business and often require significant judgment and estimation due to the uncertainty of negotiating with customers. We base our estimates on historical experience, vendor quotes, and other projected costs we expect to incur over the term of the contract. We review and update our cost estimates on a quarterly basis or when circumstances change and warrant a modification to a previous estimate. If our estimates of the costs to complete a contract exceed anticipated revenue on a contract, we immediately recognize a loss at the time the loss becomes anticipated. Estimates of costs to complete that are too low would result in revenue being recognized too early and gross margins being too high at the onset of the contract. Our gross margin percentage for contract revenue may be affected by these changes in estimates and has fluctuated from 2.0% to 7.7% and 11.3% for the years ended December 31, 2006, 2005 and 2004, respectively.

Revenue Recognition—Service Revenue

For service and repair contracts, we recognize revenue as work is performed. For operating and maintenance contracts where we have agreed to provide routine maintenance services over a period of time for a fixed price, we recognize revenue ratably over the service period.

Inventory

We record inventory at the lower of cost or market value. We determine cost by the average cost method. This policy requires us to write down our inventory for the excess of the carrying value, which is typically the original cost, over the amount we expect to realize from the ultimate sale or other disposal of the inventory based upon on our assumptions regarding forecasted consumer demand, market conditions, inventory aging and technological obsolescence. If any of our estimates are inaccurate, for example because of changes in technology that affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains in excess of our established reserve, and those gains and losses could be material. A 10% change in our inventory reserve as of December 31, 2006 would have affected our pre-tax loss by approximately $49,400 for the year ended December 31, 2006.

Goodwill and Intangible Assets

We have adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill, and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards, goodwill and certain intangible assets are deemed to have indefinite lives and are no longer subject to amortization. All other intangible assets are amortized over their estimated useful lives. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis or more frequently in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of our reporting units with the reporting unit's carrying amount, including goodwill. We generally determine the fair value of our reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of our reporting units exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of our reporting unit's goodwill with the carrying amount of that goodwill. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

We review goodwill and the Northern Power tradename for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the Northern Power tradename might exceed their current fair value. To assist in the process of reviewing goodwill and the Northern Power tradename for impairment, we obtain appraisals from an independent valuation firm. The appraisal requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. We estimate the fair value of the Northern reporting unit using a discounted cash flow model based on our most recent long-range plan and compare the estimated fair value to the net book value of the reporting unit, including goodwill.

In the fourth quarter 2006 and throughout 2006, Northern's operating results were significantly less than expected due to revenue shortfalls and higher than anticipated costs. Additionally, Northern's backlog also decreased since the third quarter of 2006 as work was performed on existing contracts, with no significant new contracts added to the backlog through December 31, 2006. In the fourth quarter we completed preparation of our 2007 operating plan and our related long-term projections, which indicated lower than previously estimated revenue growth, gross margins and related operating cash flows. These projections were used to estimate the fair value of the Northern Power reporting unit and it was determined that the carrying value of the reporting unit exceeded the fair value, which indicated goodwill impairment. We then compared the implied fair value of the Northern goodwill with the carrying value of that goodwill and recorded a $24.2 million goodwill impairment charge. The impairment review process involved significant judgment regarding Northern's projected future cash flows and expected market conditions, and their impact on the selection of the discount rate used in estimating the fair value of Northern.

Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for intangible assets subject to amortization is based on the amount the carrying value exceeds the fair value of the asset.

In the fourth quarter 2006, we began an initiative to combine the operations of Northern and Proton to reduce costs and strengthen its systems sales, engineering, production, service and technology development. In conjunction with that effort we determined that we would eliminate both the Proton and Northern brands, and operate in the marketplace under a single unified brand, Distributed Energy. We will cease use of the Northern tradename by April 2007. Therefore, at December 31, 2006, we determined that the Northern tradename had been impaired and recorded an impairment charge of $1,450,000. The fair value of the Northern tradename was determined utilizing the income approach-relief from royalty method.

We have assessed the useful lives of its other existing intangible assets, other than goodwill, and believes that estimated useful lives remain appropriate.

Long-Lived Assets

We evaluate potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes procedures for the review of recoverability and measurement of impairment, if necessary, of long-lived assets held and used by an entity. SFAS No. 144 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We would be required to recognize an impairment loss if the carrying amount of long-lived assets is not recoverable based on their undiscounted cash flows. The measurement of impairment loss is then based on the difference between the carrying amount and the fair value of the asset. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Northern Power's results in the fourth quarter and for the year ended December 31, 2006 were significantly less than expected due to lower revenue and higher than anticipated costs. Additionally our annual goodwill impairment test resulted in the impairment and write-off of all the goodwill relating to the Northern Power reporting unit. These factors indicated that the carrying value amount of Northern Power's long lived assets may not be recoverable. During the quarter ended December 31, 2006 we conducted an impairment review of its long-lived assets, including its fixed assets and intangible assets, and concluded there was no impairment on the basis that the carrying amount of its long-lived assets will be recoverable from the asset grouping's expected undiscounted cash flows.

Warranty Costs

Our warranty to customers is limited to replacement parts and services and generally expires one year from the date of shipment or contract completion, except with respect to laboratory hydrogen generators, where the warranty period is two years. We record estimated warranty obligations in the period in which we recognize the related revenue or when a project is installed or commissioned. We quantify and record an estimate for warranty related costs; this estimate is principally based on historical experience. The accounting for warranties requires us to make assumptions and apply judgments when estimating product failure rates and expected material and labor costs. We make adjustments to accruals as warranty claim data and historical experience warrant. If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, because either failure rates or repair costs differ from our assumptions, we may be exposed to gains or losses that could be material. A 10% change in the warranty reserve at December 31, 2006 would have affected our pre-tax loss by approximately $81,000 for the year ended December 31, 2006.

Stock-Based Compensation

Stock-Based Compensation—Employee Stock-Based Awards

On January 1, 2006, we adopted SFAS 123(R), "Share-Based Payment," which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options and employee stock purchases under the ESPP based on estimated fair values. SFAS 123(R) supersedes our previous accounting under APB 25, "Accounting for Stock Issued to Employees" for periods beginning in fiscal year 2006. In March 2005, the SEC issued SAB 107 providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Operations. We adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting from January 1, 2006. Our Consolidated Financial Statements, as of and for the year ended December 31, 2006, reflect the impact of adopting SFAS 123(R). Non-cash stock compensation expense for the year ended December 31, 2006, was $5,291,351, which consisted primarily of stock-based compensation expense related to employee stock options recognized under SFAS 123(R). In addition, stock-based compensation expense for the year ended December 31, 2006 of $92,354 was recognized related to our ESPP.

Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123, "Accounting for Stock-Based Compensation." Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our Consolidated Statements of Operations, because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method we used in adopting SFAS 123(R), our results of operations prior to 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R). Additionally, under the modified prospective transition method, we were permitted to calculate a cumulative memo balance of windfall tax benefits from post-1995 years for purposes of accounting for future tax shortfalls. We elected to apply the long-form method for determining the pool of windfall tax benefits and have a pool of windfall tax benefits totaling approximately $700,000 at December 31, 2006.

Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the year ended December 31, 2006, included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the fair value on the grant date estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the stock-based awards granted subsequent to December 31, 2005, based on the fair value on the grant date estimated in accordance with the provisions of SFAS 123(R). Compensation expense for all stock-based awards granted will be recognized using the ratable single-option method. As stock-based compensation expense recognized in our results for the first quarter of 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, we accounted for forfeitures as they occurred for the purposes of pro forma information under SFAS 123, as disclosed in our Notes to Consolidated Financial Statements for the related periods.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term and the price volatility of the underlying stock. We have determined that historical volatility is most reflective of the market conditions and the best indicator of expected volatility.

If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation under SFAS 123(R). There is risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123(R) and the Securities and Exchange Commission's Staff Bulletin No. 107, or SAB 107, using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of share-based compensation expenses are significant to our financial statements, but these expenses are based on the option valuation model and will never result in the payment of cash by us. For this reason, and because we do not view share-based compensation as related to our operational performance, we exclude estimated share-based compensation expense when evaluating the business performance of our operating segments.

The guidance in SFAS123(R) and SAB 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of share-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Theoretical valuation models and market based-methods are evolving and may result in lower or higher fair value estimates for share-based compensation. The timing, readiness, adoption, general acceptance, reliability and testing of these methods is uncertain.

The following table highlights the impact that each of the various assumptions has on determining the fair value of an option or award when using an option-pricing model:

Impact of Inputs to Value of Equity Instrument

Volatility of Stock	Higher the volatility	Higher the value
Expected Term	Longer the term	Higher the value
Risk Free Rate	Higher the rate	Higher the value
Dividend Yield	Lower the yield	Higher the value
Exercise Price	Lower the exercise price (A)	Higher the value
Stock Price (fair value)	Higher the stock price	Higher the value

(A) presumes exercise is less than fair value

Stock-Based Compensation —Non-Employee Stock Options

We account for stock-based compensation issued to non-employees in accordance with SFAS 123(R) and the consensus in Emerging Issues Task Force 96-18. These pronouncements require the fair value of equity instruments given as consideration for services rendered to be recognized as a non-cash charge to income over the shorter of the vesting or service period. The equity instruments must be revalued on each subsequent reporting date until performance is complete with a cumulative catch-up adjustment recognized for any changes in their fair value.

Also see Note 12 to the Consolidated Financial Statements on Stock-Based Compensation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. After evaluating our tax position, we do not believe the adoption of FIN 48 will be material to our results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The company does not expect that the adoption of FAS 157 will have a material impact on the financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006. We have adopted the new bulletin and have determined that it does not have significant impact on our financial statements.

RESULTS OF OPERATIONS

Comparison of Years 2006 and 2005

Revenues:

	Year ended			
Net revenues	**December 31, 2006**	**December 31, 2005**	**Increase (decrease)**	
Contract	$26,825,372	$34,197,326	$(7,371,954)	-22%
Product	11,270,186	6,309,524	4,960,662	79%
Service	6,997,234	4,472,792	2,524,442	56%
Total	$45,092,792	$44,979,642	$ 113,150	0%

The following chart provides comparative contract revenues by operating segment:

Contract revenue	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Northern	$23,435,225	$31,857,867	$(8,422,642)	-26%
Proton	3,390,147	2,339,459	1,050,688	45%
Total	$26,825,372	$34,197,326	$(7,371,954)	-22%

Northern's on-site revenue decreased approximately $5.0 million in 2006 compared to 2005 due to the timing and size of the contracts for which revenue was recognized in each period. Northern's industrial infrastructure revenue decreased approximately $2.4 million in 2006 from 2005 due to several projects in the full construction stage in 2005 compared to several projects being completed in 2006 without a comparable amount of new projects being started. Revenue associated with wind contracts decreased by approximately $1.7 million due to a decrease in the number of contracts, offset by an increase in power distributor contracts of $1.8 million as Northern entered this market in 2006. Northern's government contract revenue decreased approximately $1.1 million due to fewer active projects in 2006 compared to 2005.

The increase in Proton's contract revenue is due to the recognition of approximately $1.1 million related to its hydrogen fueling contract with Shell Hydrogen as well as an increase of approximately $0.6 million over the prior year related to the increased number of active government sponsored contracts. These increases were partially offset by the completion of contracts with the Defense Advanced Research Projects Agency, E-Vermont Fueling, and Department of Energy that totaled $0.7 million.

The following chart provides comparative product revenues within the Proton segment:

Product revenue	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Hydrogen generators	$11,247,886	$6,213,228	$5,034,658	81%
Rental and Other	22,300	96,296	(73,996)	-77%
Total	$11,270,186	$6,309,524	$4,960,662	79%

HOGEN H-series revenue increased from $1.1 million in 2005 to $7.8 million in 2006. In the third quarter of 2006, we determined we had adequate warranty history on HOGEN H-Series generators to recognize revenue and establish an accurate warranty provision upon shipment. Therefore, the revenue recognized in 2006 includes $4.0 million of revenue recognized upon product warranty expiration related to units shipped in 2005, and $3.8 million of revenue related to units shipped in 2006. All of the revenue recognized in 2005 related to revenue recognized upon expiration of the product warranty period.

HOGEN S-series revenue decreased from $4.0 million in 2005 to $2.7 million in 2006. For the twelve months ended December 31, 2006, we recognized $2.7 million of revenue associated with our HOGEN S-series generators upon shipment. In the third quarter of 2005, we determined we had adequate warranty history on HOGEN S-series generators to recognize revenue and establish an accurate warranty provision upon shipment. Therefore, the revenue recognized in 2005 includes $1.9 million of revenue recognized upon product warranty expiration related to units shipped in 2004, and $2.1 million of revenue related to units shipped in 2005.

Our laboratory generator revenue decreased from $1.1 million in 2005 to $0.7 million in 2006. For the twelve months ended December 31, 2006, we recognized $0.7 million of revenue associated with our laboratory generator upon shipment. In the first quarter of 2005, we determined we had adequate warranty history and began recognizing revenue on our laboratory generators sold with a two-year warranty. The revenue recognized in 2005 includes previously deferred revenue of $0.4 million recognized upon expiration of the warranty and $0.7 million related to units shipped in 2005.

The decrease in rental and other revenue relates to fewer rental units in the field. Some rental units were sold or returned in 2006.

The following chart provides comparative services revenues by operating segment:

Service revenue	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Northern	$6,185,302	$3,950,763	$2,234,539	57%
Proton	811,932	522,029	289,903	56%
Total	$6,997,234	$4,472,792	$2,524,442	56%

Northern's long-term domestic operating and maintenance service revenue increased approximately $3.2 million due its entry into this market in the third quarter of 2005 as well as from revenues recognized on contracts acquired from Crown in 2006. This increase was offset by a $0.9 million decrease in Northern's international field service revenue due to the completion of commissioning on two pipelines.

The increase in service revenue associated with the Proton segment relates to an increase in the number of units in the field resulting in additional spare part sales.

Costs of revenue:

Cost of revenues	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Contract	$26,267,642	$31,548,547	$(5,280,905)	-17%
Product	10,226,329	6,207,001	4,019,328	65%
Service	7,326,987	3,120,089	4,206,898	135%
Total	$43,820,958	$40,875,637	$ 2,945,321	7%

The following chart provides comparative cost of contract revenues by operating segment:

Cost of revenues—contract	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Northern	$23,239,007	$29,675,682	$(6,436,675)	-22%
Proton	3,028,635	1,872,865	1,155,770	62%
Total	$26,267,642	$31,548,547	$(5,280,905)	-17%

The decrease in Northern's cost of contract revenue was due to the previously noted decrease in contract revenue. Cost of contract revenues as a percentage of contract revenues increased from 93% in 2005 to 99% in 2006. The decreased contract margins primarily relate to an increase in unabsorbed overhead costs. The increase in unabsorbed overhead costs is a result of less contract activity at Northern in 2006 as compared with 2005 and increased hiring in anticipation of increased contract volume.

The increase in Proton's cost of contract revenue was due to the previously noted increase in contract revenue recognized for the year ended December 31, 2006. Proton's cost of contract revenue as a percentage of contract revenue increased from approximately 80% in 2005 to approximately 89% in 2006. This decrease in gross margin relates to cost overruns on certain contracts that completed during the year and a higher proportion of lower margin contracts in 2006.

The following chart provides comparative cost of product revenues within the Proton segment:

Cost of revenues—product	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Hydrogen generators	$10,173,144	$6,067,337	$4,105,807	68%
Rental and Other	53,185	139,664	(86,479)	-62%
Total	$10,226,329	$6,207,001	$4,019,328	65%

HOGEN H-series cost of revenue increased from $1.9 million in 2005 to $7.6 million in 2006. In the third quarter of 2006, we determined we had adequate warranty history on HOGEN H-Series generators to recognize revenue and establish an accurate warranty provision upon shipment. Therefore, the cost of product revenues recognized in 2006 includes $3.9 million of cost of revenue recognized upon product warranty expiration related to units shipped in 2005, $3.1 million of cost of revenue related to units shipped in 2006 and $0.6 million related to warranty and other costs of production. All of the cost recognized in 2005 related to costs associated with units whose warranty period had expired. Our gross margins related to this product line increased from -73% to 3% in 2006 primarily due to fewer lower of cost or market adjustments, increased selling prices and favorable warranty experience.

HOGEN S-series cost of revenue decreased from $2.9 million in 2005 to $1.7 million in 2006. All of the cost recognized in 2006 related to costs associated with units which had shipped and for which revenue was recognized during 2006. In the third quarter 2005, we determined we had adequate warranty history on HOGEN S series generators to recognize revenue and establish an accurate warranty provision upon shipment. Therefore, the cost of product revenues recognized in 2005 includes $1.3 million of cost recognized upon product warranty expiration related to units shipped in 2004 and $1.6 million of cost related to units shipped in 2005. Our gross margin related to this product line increased from 27% in 2005 to 37% in 2006 primarily due to increased selling prices and favorable warranty experience.

Our laboratory generator cost of revenue decreased from $1.3 million in 2005 to $0.8 million in 2006. All of the cost recognized in 2006 related to costs associated with units which had shipped and for which revenue was recognized during 2006. In the first quarter of 2005, we determined we had adequate warranty history and began recognizing revenue on our laboratory generators sold with two-year warranties. The cost of revenue recognized in 2005 includes previously deferred cost of $0.5 million and $0.8 million of cost related to units shipped in 2005. Our gross margin associated with this product was -14% and -18% for the years ended December 31, 2006 and 2005, respectively.

The following chart provides comparative cost of service revenues by operating segment

Cost of revenues—service	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Northern	$6,433,439	$2,643,946	$3,789,493	143%
Proton	893,548	476,143	417,405	88%
Total	$7,326,987	$3,120,089	$4,206,898	135%

The increase in Northern's cost of service revenue was due to the previously noted increase in active and/or completed contracts. Service cost of revenue as a percentage of service revenue increased from 70% in 2005 to 104% in 2006. This increase in cost of service revenue was primarily attributable to a change in Northern's mix of service contracts. Service revenues were primarily from one-time higher margin international field service time and material contracts in 2005. In 2006, revenue was derived primarily from longer term, multi year domestic operating and maintenance contracts, which tend to have lower margins. Additionally, 2006 costs include additional overhead costs associated with our growing service business. We do not believe the negative gross margins in 2006 are indicative of loss contracts.

The increase in Proton's service cost revenues relates to the increased number of hydrogen generator units in the field.

Hydrogen generator units shipped:

The following tables present hydrogen generator unit shipment details and the revenue and costs deferred on those unit shipments for the years ended December 31, 2006 and 2005:

Hydrogen generator unit shipments	December 31, 2006	December 31, 2005	Increase (decrease)
S series	45	33	12
H series	23	30	(7)
Laboratory generators	75	83	(8)
Total	143	146	(3)

Revenue deferred on units shipped	December 31, 2006	December 31, 2005	Increase (decrease)
S series	$ —	$ —	$ —
H series	—	4,033,658	(4,033,658)
Laboratory generators	—	—	—
Total	$ —	$4,033,658	$(4,033,658)

Cost deferred on units shipped	December 31, 2006	December 31, 2005	Increase (decrease)
S series	$ —	$ —	$ —
H series	—	3,757,095	(3,757,095)
Laboratory generators	—	—	—
Total	$ —	$3,757,095	$(3,757,095)

During the third quarter of 2006, we determined that we had adequate product warranty information and experience to begin recognizing product revenue related to our HOGEN H-series products. During 2005, we determined that we had adequate product warranty information and experience to begin recognizing product revenue related to our HOGEN S-series and our laboratory generators. Therefore, in the first quarter of 2005, we began recognizing product revenue related to sales of laboratory generators with a two-year warranty upon shipment, and in the third quarter of 2005 we began recognizing product revenue related to sales of our HOGEN S-series hydrogen generators upon shipment.

Research and development expenses:

The following chart reflects the amounts and percentage change of significant research and development costs:

Research and development	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Employee related	$2,185,962	$2,558,814	$(372,852)	-15%
Project material	1,013,722	1,259,270	(245,548)	-19%
Depreciation and amortization	450,777	775,369	(324,592)	-42%
Stock based compensation	200,402	—	200,402	
Other	(191,154)	(534,139)	342,985	64%
Total	$3,659,709	$4,059,314	$(399,605)	-10%

Employee-related costs and project material decreased primarily due to less development effort associated with Proton's hydrogen generators, offset by increased project costs at Northern related to development of its power distributor products. Depreciation and amortization decreased as certain capitalized equipment reached its estimated useful life at the end of 2005. Stock- based compensation increased due to the adoption of FAS 123(R) in January 2006. The increase in other costs was primarily due to a decrease in CCEF program milestone-related credits of $0.5 million and $0.9 million for the years ended December 31, 2006 and 2005, respectively.

Selling, general and administrative expenses:

The following chart reflects the amounts and percentage change of significant selling, general and administrative costs:

Selling, general and administrative	Year ended December 31, 2006	Year ended December 31, 2005	Increase (decrease)	
Employee related	$11,710,743	$ 9,315,978	$2,394,765	26%
Marketing and advertising	1,183,510	801,759	381,751	48%
Depreciation, amortization	1,510,889	1,148,370	362,519	32%
Stock based compensation	4,914,695	550,775	4,363,920	792%
Legal, consulting and accounting	1,800,101	1,440,213	359,888	25%
Other	5,214,875	3,672,845	1,542,030	42%
Total	$26,334,813	$16,929,940	$9,404,873	56%

The increased employee-related costs were primarily due to an increase in the number of employees particularly at Northern, an increase in travel related costs, as well as costs associated with the addition of our new Chief Executive Officer in January 2006. The increase in marketing and advertising was generally due to increased new market development costs. The increase in depreciation and amortization was primarily due to increased capital expenditures in the fourth quarter of 2005, related to our Barre, Vermont facility and intangible assets associated with the Crown acquisition in the second quarter of 2006. Stock-based compensation increased due to the recognition of expense related to the adoption of FAS 123R in January 2006. The increase in legal, consulting and accounting expenses was primarily related to increased audit-related fees. The increase in other costs was primarily due to maintenance and repair expenses related to the Barre facility, recruiting expense, non-capitalizable software implementation costs and increased bad debt expense, particularly at Northern.

Goodwill and Intangible impairment: As described in Critical Accounting Judgments and Estimates, we recorded a $24.2 million goodwill impairment charge and a $1.5 million impairment on the Northern Power trade name.

Interest income: Interest income increased from $1.1 million for the year ended December 31, 2005 to $1.4 million for the year ended December 31, 2006. The increase resulted from higher average interest rates, offset by lower average cash and marketable securities balances. The average interest rates on our cash and marketable securities balances for the years ended December 31, 2006 and 2005 were approximately 4.9% and 2.3%, respectively. The average cash and marketable securities balances for the years ended December 31, 2006 and 2005 were approximately $29.1 million and $47.6 million, respectively.

Interest expense: Interest expense increased from $0.5 million for the year ended December 31, 2005 to $0.7 million for the year ended December 31, 2006. The increase was generally the result of increased interest rates being charged on our debt and capital lease obligations and a greater amount of average debt outstanding including new capital lease obligations.

Other income: Other income increased for the year ended December 31, 2006 due primarily to rental income of $ 0.3 million related to the sublease of a portion of our Wallingford, Connecticut office space and our Barre, Vermont facility.

Comparison of Years 2005 and 2004

Revenues:

Net revenues	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Contract	$34,197,326	$18,963,215	$15,234,111	80%
Product	6,309,524	2,824,955	$ 3,484,569	123%
Service	4,472,792	671,749	$ 3,801,043	566%
Total	$44,979,642	$22,459,919	$22,519,723	100%

The following chart provides comparative contract revenues by operating segment:

Contract revenue	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Northern	$31,857,867	$16,030,804	$15,827,063	99%
Proton	2,339,459	2,932,411	(592,952)	-20%
Total	$34,197,326	$18,963,215	$15,234,111	80%

Northern's on-site revenue increased approximately $8.9 million in 2005 compared to 2004 due to several projects being in the full construction phase in 2005. Northern's industrial infrastructure revenue increased approximately $3.5 million in 2005 compared to 2004 due to several projects being in the full construction stage in 2005. Additionally, revenue associated with Northern's wind business increased approximately $2.4 million in 2005 compared with 2004 due to the full construction phase of its contract with the Alaska Village Electric Cooperative in 2005. Government contract revenue increased $0.9 million due to a greater number of large projects compared to the comparable 2004 year.

Proton's contract revenues decreased approximately $1.4 million in 2005 compared with 2004 mainly due to the completion of contracts with the Naval Air Warfare Center Weapons Division (China Lake Phase II) and the Defense Advanced Research Projects Agency. This decrease was partially offset by increased revenue of $0.8 million in 2005 compared with 2004 from contracts with the Department of Energy and the Missile Defense Agency.

The following chart provides comparative product revenues within the Proton segment:

Product revenue	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Hydrogen generators	$6,213,228	$2,696,463	$3,516,765	130%
Rental and other	96,296	128,492	(32,196)	-25%
Total	$6,309,524	$2,824,955	$3,484,569	123%

We defer revenue on our HOGEN H series products until the expiration of the product warranty period, which is generally one year from the date of shipment. Accordingly, included in 2005 product revenue is $1.1 million of HOGEN H Series revenue recognized upon expiration of the product warranty. No HOGEN H Series revenue was recognized in 2004 as we began shipping these units as commercial products in the third quarter of 2004.

HOGEN S Series revenue increased from $2.1 million in 2004 to $4.0 million in 2005. In the third quarter of 2005, we determined we had adequate warranty history on HOGEN S series generators to recognize revenue and establish an accurate warranty provision upon shipment. Therefore, the revenue recognized in 2005 includes $1.9 million of revenue recognized upon product warranty expiration related to units shipped in 2004, and $2.1 million of revenue related to units shipped in 2005. All of the revenue recognized in 2004 related to revenue recognized upon expiration of the product warranty period.

Our laboratory generator revenue increased from $0.1 million in 2004 to $1.1 million in 2005. In the first quarter of 2004 we began selling our laboratory generators with two-year warranties. As a result, revenue was deferred until the expiration of the warranty period or until we could estimate expected costs of a two-year warranty. In the first quarter of 2005, we determined we had adequate warranty history and began recognizing revenue on our laboratory generators sold with a two-year warranty. The revenue recognized in 2005 includes previously deferred revenue of $0.4 million recognized upon expiration of the warranty and $0.7 million related to units shipped in 2005.

In the second quarter of 2004, we curtailed the production of our HOGEN 380 series generators. Included in 2004 product revenue is $0.5 million related to HOGEN 380 series revenue recognized upon expiration of the product warranty.

The following chart provides comparative service revenues by operating segment:

Service revenue	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Northern	$3,950,763	$445,015	$3,505,748	788%
Proton	522,029	226,734	295,295	130%
Total	$4,472,792	$671,749	$3,801,043	566%

The increase in Northern's service revenue is primarily attributable to an increase in international field service business in 2005. The increase in Proton's service revenue was primarily due to the sale of spare parts and kits related to our HOGEN S and H series units, and was generally attributable to the increase in the number of hydrogen generators in the field.

Costs of revenue:

Cost of revenues	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Contract	$31,548,547	$16,825,915	$14,722,632	87%
Product	6,207,001	3,904,284	2,302,717	59%
Service	3,120,089	764,448	2,355,641	308%
Total	$40,875,637	$21,494,647	$19,380,990	90%

The following chart provides comparative cost of contract revenues by operating segment:

Cost of revenues—contract	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Northern	$29,675,682	$14,468,425	$15,207,257	105%
Proton	1,872,865	2,357,490	(484,625)	-21%
Total	$31,548,547	$16,825,915	$14,722,632	87%

The increase in Northern's cost of contract revenue was due to the previously noted increase in contract revenue. Cost of contract revenue as a percentage of contract revenue increased from 89% in 2004 to 93% in 2005. The increase in contract costs as a percentage of contract revenue primarily relates to the mix and timing of contracts in 2005 compared to 2004.

The decrease in Proton's cost of contract revenue was due to the previously noted decrease in contract revenue recognized for the year ended December 31, 2005. Proton's cost of contract revenue as a percentage of contract revenue remained steady at approximately 80% for the years ended December 31, 2005 and 2004.

The following chart provides comparative cost of product revenues within the Proton segment:

Cost of revenues—product	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Hydrogen generators	$6,067,337	$3,787,232	$2,280,105	60%
Rental and other	139,664	117,052	22,612	19%
Total	$6,207,001	$3,904,284	$2,302,717	59%

We defer cost of revenue related to our HOGEN H series products until the expiration of the product warranty period, which is generally one year from the date of shipment, in order to match the timing of recording cost of revenue with the timing of recognition of the related revenue. Accordingly, included in 2005 product cost is $1.1 million of HOGEN H Series cost recognized upon expiration of the product warranty, $0.2 million for product warranty, and $0.3 million related to lower of cost or market adjustments. Included in 2004 HOGEN H Series cost of revenue is approximately $0.6 million related to lower of cost or market adjustments. No cost of revenue was recognized in 2004 related to the HOGEN H Series upon expiration of the product warranty as we began shipping these units as commercial products in the third quarter of 2004.

HOGEN S Series product cost increased from $2.1 million in 2004 to $2.9 million in 2005. All of the cost recognized in 2004 related to costs associated with units whose warranty period had expired. In the third quarter 2005, we determined we had adequate warranty history on HOGEN S series generators to recognize revenue and establish an accurate warranty provision upon shipment. Therefore, the cost of product revenues recognized in

2005 includes $1.3 million of cost recognized upon product warranty expiration related to units shipped in 2004 and $1.6 million of cost related to units shipped in 2005. Our gross margin related to this product line increased from 0% in 2004 to 25% in 2005 due to the realization of increased selling prices and manufacturing efficiencies.

Our laboratory generator cost of revenue increased from $0.2 million in 2004 to $1.3 million in 2005. In the first quarter of 2004, we began selling our laboratory generators with two-year warranties. As a result, cost of revenue, like recognition of the related revenue, was deferred until the expiration of the warranty period or until we could estimate expected costs of a two year warranty. In the first quarter of 2005, we determined we had adequate warranty history and began recognizing revenue on our laboratory generators sold with two-year warranties. The cost of revenue recognized in 2005 includes previously deferred cost of $0.5 million and $0.8 million of cost related to units shipped in 2005. Our gross margin associated with this product line was 0% for the years ended December 31, 2005 and 2004.

In the second quarter of 2004, we curtailed the production of our HOGEN 380 series generators. Included in 2004 product cost of revenue is $0.7 million related to the recognition of costs upon expiration of the products warranty.

The following chart provides comparative cost of service revenues by operating segment:

	Year ended			
Cost of revenues—service	**December 31, 2005**	**December 31, 2004**	**Increase (decrease)**	
Northern	$2,643,946	$375,613	$2,268,333	604%
Proton	476,143	388,835	$ 87,308	22%
Total	$3,120,089	$764,448	$2,355,641	308%

The increase in Northern's cost of service revenue was due to the previously noted increase in international field service contracts.

The increase in cost of service revenues was primarily due to the increased spare parts and kit sales related to our HOGEN S and H series units which were generally attributable to the increase in the number of hydrogen generators in the field.

Hydrogen generator units shipped:

The following tables present hydrogen generator unit shipment details and the revenue and costs deferred on those unit shipments for the years ended December 31, 2005 and 2004:

Hydrogen generator unit shipments	December 31, 2005	December 31, 2004	Increase (decrease)
S series	33	34	(1)
H series	30	15	15
Laboratory generators	83	81	2
Total	146	130	16

Revenue deferred on units shipped	December 31, 2005	December 31, 2004	Increase (decrease)
S series	$ —	$1,814,317	$(1,814,317)
H series	4,033,658	1,313,033	2,720,625
Laboratory generators	—	440,711	(440,711)
Total	$4,033,658	$3,568,061	$ 465,597

Cost deferred on units shipped	December 31, 2005	December 31, 2004	Increase (decrease)
S series	$ —	$1,282,361	$(1,282,361)
H series	3,757,095	1,286,576	2,470,519
Laboratory generators	—	440,276	(440,276)
Total	$3,757,095	$3,009,213	$ 747,882

During 2005, we determined that we had adequate product warranty information and experience to begin recognizing product revenue related to our HOGEN S-series and our laboratory generators. Therefore, in the first quarter of 2005, we began recognizing product revenue related to sales of laboratory generators with a two-year warranty upon shipment, and in the third quarter of 2005 we began recognizing product revenue related to sales of our HOGEN S-series hydrogen generators upon shipment. The increase in HOGEN H series hydrogen generator units shipped is attributable to the fact that we began shipping these units as commercial products in the third quarter of 2004.

Research and development expenses:

The following chart reflects the amounts and percentage change of significant research and development costs:

Research and development	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Employee related	$2,558,814	$3,473,742	$ (914,928)	-26%
Project material	1,259,270	1,606,679	(347,409)	-22%
Depreciation and amortization	775,369	987,346	(211,977)	-21%
Other	(534,139)	185,692	(719,831)	-388%
Total	$4,059,314	$6,253,459	$(2,194,145)	-35%

Employee-related costs decreased due to fewer active projects in 2005 and from reduced headcount in the research and development group. Material decreases were primarily the result of a decrease of $0.6 million in

HOGEN H series product line development costs, offset by increased costs incurred on Connecticut Clean Energy Fund, or CCEF, programs of $0.2 million. Other costs decreased in 2005 reflecting increased recognition of credits of $1.0 million and $0.2 million for the years ended December 31, 2005 and 2004, respectively, as a result of achieving certain specified milestones on the CCEF programs.

Selling, general and administrative expenses:

The following chart reflects the amounts and percentage change of significant selling, general and administrative costs:

Selling, general and administrative	Year ended December 31, 2005	Year ended December 31, 2004	Increase (decrease)	
Employee related	$ 9,315,978	$ 8,329,559	$ 986,419	12%
Marketing and advertising	801,759	1,299,916	(498,157)	-38%
Depreciation, amortization and stock based compensation	1,148,370	2,350,269	(1,201,899)	-51%
Stock based compensation	550,775	974,754	(423,979)	-43%
Legal, consulting and accounting	1,440,213	1,663,883	(223,670)	-13%
Other	3,672,845	3,335,058	337,787	10%
Total	$16,929,940	$17,953,439	$(1,023,499)	-6%

The increased employee-related costs were primarily due to headcount additions at Northern, particularly within the selling function, with the additions of New Jersey, California and Texas office locations, as well as cost-of-living adjustments and increased health care costs incurred in 2005. The decrease in marketing and advertising was generally due to decreased costs associated with the marketing of Proton's HOGEN H series product. Depreciation, amortization and stock-based compensation declined due to decreased stock-based compensation costs of $0.4 million and intangible asset amortization cost of $1.2 million, both primarily associated with the Northern acquisition. Northern's contract backlog intangible asset was fully amortized in November 2004, resulting in $0.1 million per month less amortization expense in 2005 compared to 2004. Legal, consulting and accounting charges reflect a decrease from the year ended December 31, 2004, when we incurred higher expenses primarily for consulting and accounting services associated with Sarbanes-Oxley compliance efforts.

Interest income: Interest income decreased from $1.14 million for the year ended December 31, 2004 to $1.07 million for the year ended December 31, 2005. The decrease resulted from decreased cash and marketable securities balances partially offset by higher average interest rates. The average cash and marketable securities balances for the years ended December 31, 2005 and 2004 were approximately $47.6 million and $66.2 million, respectively. The average interest rates on our cash and marketable securities for the years ended December 31, 2005 and 2004 were approximately 2.3% and 1.7%, respectively.

Interest expense: Interest expense increased from $0.3 million for the year ended December 31, 2004 to $0.5 million for the year ended December 31, 2005. The increase was generally the result of increased interest rates being charged on our debt obligations and a greater amount of average debt outstanding.

Other income: Other income increased for the year ended December 31, 2005 due primarily to rental income of $0.1 million related to the sublease of a portion of our Wallingford, Connecticut office space and our Waitsfield, Vermont facility, offset in part by a $54,000 loss on disposal of assets.

Liquidity and Capital Resources

Since its inception in August 1996 through December 2006, Proton has financed its operations through convertible preferred stock issuances, an initial public offering, and an equity distribution agreement that, in total, raised approximately $194.9 million. As of December 31, 2006, Distributed Energy had approximately $18.2 million in unrestricted cash, cash equivalents and marketable securities.

Cash used in operating activities was $21.8 million for the year ended December 31, 2006 and was primarily attributable to our net loss, decreases in deferred revenue and customer advances, an increase in cost in excess of billing and inventory, offset in part by an increase in accounts payable and decrease in deferred cost. Our net loss for the year ended December 31, 2006 included a non-cash goodwill and intangible impairment charge of $25.6 million. Cash used in operating activities was $17.8 million for the year ended December 31, 2005 and was primarily attributable to our net loss and increases in accounts receivable, offset in part by a decrease in billings in excess of costs.

Cash used in investing activities was $2.4 million for the year ended December 31, 2006 and was primarily attributable to an increase in restricted cash and cash paid for the acquisition of Crown, offset in part by a decrease in proceeds from maturities and sales of marketable securities. Cash provided by investing activities was $30.2 million for the year ended December 31, 2005 and was primarily attributable to proceeds from the maturity of marketable securities and a decrease in restricted cash, partially offset by purchases of marketable securities and purchases of fixed assets, including the Barre, Vermont facility.

Cash provided by financing activities was $8.5 million for the year ended December 31, 2006 and was attributable to the proceeds from the sale of the common stock through our equity distribution agreement and from cash received from the exercise of stock options and warrants. Cash provided by financing activities was $2.2 million for the year ended December 31, 2005 and was primarily attributable to borrowings of long term debt by Northern to purchase its manufacturing facility in Barre, Vermont and proceeds from the exercise of stock options and warrants, partially offset by principal repayments of debt.

Debt Agreements

On September 18, 2006, Technology Drive LLC, a subsidiary of Proton, entered into an amendment to construction loan agreement with Webster Bank, National Association. These amendments relate to a loan to Technology Drive from the bank made December 7, 2001 in the original principal amount of $6,975,000. As of December 31, 2006, the outstanding principal balance of the loan was $5,342,182. The effect of the amendments was to change the interest rate on the loan from LIBOR plus 237.5 basis points (6.67% per annum at December 31, 2005) to LIBOR plus 200 basis points (7.35 % per annum at December 31, 2006) and to eliminate the requirement that Technology Drive maintain cash and marketable securities of $20,000,000. The amendment further provided for the pledge by Technology Drive to the bank of an account with the bank having a balance equal to the amount payable under the loan. As of December 31, 2006, we had classified $400,200 as short-term restricted cash and $5,037,682 as long-term restricted cash as a result of this amendment. The loan agreement contains a material adverse change clause allowing Webster, at its option, to declare the loan immediately payable if they believe there has been a material adverse change in our financial condition, however, we consider it remote that Webster will declare the loan immediately payable due to the restricted cash balance that equals the amount of the loan. Maturities under the debt at December 31, 2006 are as follows: 2007—$400,200; 2008—$418,200; 2009—$4,523,782.

In connection with the construction of our Wallingford, Connecticut facility, Proton entered into a Sales and Use Tax Relief Program Implementing Agreement with the Connecticut Development Authority. The Agreement contains certain recapture clauses for relocation, early disposition/abandonment and employment threshold. Proton was required under the agreement to place $419,250 in escrow related to these recapture clauses. This $419,250 is included within restricted cash as part of long-term assets.

At December 31, 2006, a financial institution has issued letters of credit totaling of $1,016,749 on behalf of Northern. In connection with these letters of credit, the same amount was held in escrow which is classified as restricted cash on our consolidated balance sheet. Northern, in connection with its facility debt also maintains approximately $150,000 of restricted cash.

In March 2003, a condominium association, Northern Power Systems Commercial Condominium Association, Inc., or NPS Condo Association, was formed for the purpose of managing the land, building, and improvements related to Northern's new facility. Northern owns 50% of the NPS Condo Association and has the ability to exercise significant influence over the NPS Condo Association. We transferred certain property and development rights under NPS Condo Association to the Central Vermont Economic Development Corporation, or CVEDC. In consideration, CVEDC secured a $2,790,000 loan from the Vermont Economic Development Authority, or VEDA, to complete the facility and lease back the facility to Northern. The terms of the lease include an initial term of ten years, lease payments equal to the debt payments plus an administrative fee, and a purchase option for Northern equal to the outstanding loan amount. Northern is required to maintain certain levels of insurance over the facility, is required to maintain $150,000 of restricted cash for performance under the agreements and indemnifies CVEDC from liability or lawsuit relating to the facility. Maturities under the capital lease obligation at December 31, 2006 are as follows: 2007—$111,878; 2008—$115,281; 2009—$118,787; 2010—$122,400; 2011—$126,123; 2012 and thereafter $1,916,579.

In October 2005, Northern completed the purchase of a 110,000 square-foot manufacturing facility in Barre, Vermont. This facility, a portion of which had been leased by Northern since 2004, added capacity for Northern's power systems and product business. Under the purchase, Northern qualified for assistance from VEDA, which together with Vermont's Merchants Bank provided financing for a substantial portion of the facility, land, and future facility improvements.

VEDA made available a total of $740,000, at a variable rate equal to two percentage points less than VEDA's prevailing rate for taxable financing with a maturity date of October 6, 2015, which was 6.25% per annum at December 31, 2006. The VEDA debt currently requires 120 monthly payments of $5,567 and a final balloon payment in October, 2015. As of December 31, 2006, Northern has drawn down a total of $688,935 on this loan. Maturities under the obligation at December 31, 2006 are as follows: 2007—$40,432; 2008—$42,184; 2009—$44,013; 2010—$44,342; 2011—$38,654; 2012 and thereafter $429,236.

Merchants Bank provided $925,000 at a fixed rate of 7.42% per annum. Merchants Bank requires 119 monthly payments of $8,535 beginning November, 2005, and a final balloon payment of approximately $435,000 on October 6, 2015. The loan agreement contains a material adverse change clause allowing Merchants Bank, at its option, to declare the loans immediately payable if they believe there has been a material adverse change in our financial condition. We have incurred recurring operating losses and cash outflows. As a result of these conditions, there is more than a remote chance that Merchants Bank may declare the loans immediately payable. Accordingly, we have classified the entire balance as a current liability. The loan is collateralized by the Barre, Vermont property. Scheduled maturities under the obligation as of December 31, 2006 are as follows: 2007—$38,130; 2008—$41,057; 2009 $44,209; 2010—$47,604; 2011—$51,258; 2012 and thereafter $661,476.

In July 2005, Northern purchased a phone system for its Waitsfield, Vermont and Barre, Vermont facilities and obtained a $157,500 loan with Merchants Bank. The loan bears interest at a fixed rate of 6.87% per annum, with monthly payments of $7,042 for a period of two years. The loan is guaranteed by Distributed Energy. Northern is required to maintain certain levels of insurance and meet certain financial covenants. The agreement also contains a material adverse change clause. Maturities under the obligation as of December 31, 2006 are as follows: 2007—$55,094.

In August 2005, we entered into an agreement to lease approximately 15,000 square feet of our office space in our Wallingford, Connecticut location to an unrelated party. The lease has a five-year term, which runs through August 31, 2010, with rent payment escalations each year of the agreement. We are recognizing the rental income on a straight-line basis over the lease term. The rental income under the terms of the lease is as follows: 2007—$250,368; 2008—$250,368; 2009; $250,368; 2010—$146,048.

In September 2006, we entered into an agreement to lease approximately 14,000 square feet of commercial space at our Waitsfield, Vermont location to an unrelated party. The lease has a five-year term, with rent payment escalations each year of the agreement. We are recognizing the rental income on a straight-line basis over the sub-lease term. The rental income under the terms of the lease is approximately: 2007—$81,501; 2008—$81,501; 2009; $81,501; 2010—$81,501; 2011—$61,125.

Management's Plan

The Company incurred significant operating losses and negative cash flow from operating activities in each of the years in the three-year period ended December 31, 2006. Such circumstances raise substantial doubt about the Company's ability to continue as going concern. The realization of assets and the satisfaction of the liabilities in the normal course of business are dependent on, among other things, the Company's ability to reduce its operating losses and operate profitably, to generate cash flow from operations, as well as the Company's ability to maintain credit under its current debt agreements adequate to conduct its business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the value at which they are carried on our consolidated financial statements. We have developed a plan to increase revenue, improve gross margin, reduce expense, potentially sell assets and raise additional capital in order to increase our cash balance.

In the fourth quarter 2006 we did not sign as many EPC contracts as we had planned, our revenue at both Northern and Proton was lower than expected, and our contract gross margins on existing contracts was lower than planned. As a result we incurred a larger operating loss and used more cash than planned. As a result our cash and marketable securities on hand as of December 31, 2006, together with our 2007 forecasted revenues and existing backlog may not be sufficient to fund operations through December 31, 2007.

Management may need to take additional actions to further reduce operating expenses. If additional funding is required, sufficient funds may not be available to us thereafter or on terms that we deem acceptable, if they are available at all.

Management has developed a plan to increase revenue, improve gross margin, reduce expenses, potentially sell assets and raise additional capital in order to increase our cash balance. This plan includes:

- We announced a 60 person (approximately 20%) reduction of our workforce on January 31, 2007. We will take additional workforce reduction actions in the future if business conditions warrant.
- We announced our plan to exit our Waitsfield, Vermont facility and combine our Vermont operations into our Barre, Vermont facility.
- We have engaged a commercial real estate broker to identify parties that would be interested in purchasing our Connecticut facility and leasing it back to us. Such a transaction, if completed, would generate cash but not disrupt any of our manufacturing or assembly operations.
- We have redesigned our sales opportunity management and contract negotiation process and with such changes expect to be more selective about the contracts we enter into. We expect this will result in improved margins on our contracts.
- As previously announced, we have introduced our new Stableflow product and expect that this product will generate additional revenue and cash flow during 2007.
- We may seek to raise additional capital in the public markets.

We believe our plan is sufficient to provide us enough cash to meet all of our obligations as they come due throughout 2007, however, a number of factors pose risk and uncertainty in the execution of our plan, including:

- Our ability to enter into new contracts and receive sales orders that will generate contract, product and service revenues.
- Our ability to achieve gross margins sufficient to cover our operating expenses and generate positive cash flow
- Our ability to control operating expenses
- Our ability to complete a sale / leaseback transaction of our Wallingford facility.
- The potential acceleration of debt service payments by one of our lenders as the result of subjective acceleration clauses in our debt agreements
- Our ability to secure additional equity capital funding or debt funding on terms acceptable to us or at all. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive. If we issue additional equity securities, existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

Our independent registered public accountants have modified their report for our fiscal year ended December 31, 2006 with respect to our ability to continue as a going concern. This modification may negatively affect our capital-raising efforts or our ability to sign new contracts with customers. Our consolidated financial statements have been prepared on a basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the values at which they are carried on our consolidated financial statements.

Contractual Obligations

The following is a summary of Distributed Energy's contractual obligations and rental income from subleased property as of December 31, 2006:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt	$ 8,517,961	$1,813,331	$5,795,440	$239,589	$ 669,601
Capital lease	3,602,749	307,857	599,711	394,080	2,301,101
Operating leases	665,027	219,004	354,428	91,595	—
Total contractual obligations	$12,785,737	$2,340,192	$6,749,579	$725,264	$2,970,702

For contractual obligations with variable interest rates, the amounts were calculated assuming the interest rate at December 31, 2006 continues for the remaining life of the obligation.

Rental Income	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Wallingford facility	$ 897,152	$250,368	$500,736	$146,048	$ —
Waitsfield facility	387,128	81,501	163,001	142,626	—
Total rental income	$1,284,280	$331,869	$663,737	$288,674	$ —

ITEM 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We invest in marketable securities consisting of U.S. government and agency securities that are held by one major banking institution. Distributed Energy's marketable securities portfolio of approximately $13.3 million includes one callable security with a fair market value totaling approximately $2.6 million. This security generates a higher relative rate of interest for Distributed Energy; in return, the embedded call option gives the issuer the right to buy back the security. Interest rate risk is the major price risk facing our investment portfolio. Such exposure can subject us to economic losses due to changes in the level or volatility of interest rates. Generally, as interest rates rise, prices for fixed income instruments will fall. As rates decline the inverse is true. We attempt to mitigate this risk by investing in high quality issues of short duration. We do not expect any material loss from our marketable securities investments and believe that our potential interest rate exposure is not material.

The following table provides information about the Distributed Energy's financial instruments, stated at the fair value as of December 31, 2006, that are sensitive to changes in interest rates:

	2006
Investments	
Fixed rate investments	$13,256,116
Average interest rate	3.43%

Additionally, we are exposed to market risk due to variable interest rates under our financing arrangements.

At December 31, 2006, we had $5.3 million outstanding under our seven year Webster Bank term note that is subject to a variable interest rate. The note bears interest at one month LIBOR plus 200 basis points, which was 7.35% per annum at December 31, 2006. At December 31, 2005, we had $0.5 million outstanding under our ten year term note that is subject to a variable interest rate. The note bears interest at a variable rate equal to two percentage points less than VEDA's prevailing rate for taxable financing, which was 6.25% per annum at December 31, 2006, with a maturity date of October 6, 2015. If our variable interest rate were to increase or decrease by 10%, we do not believe such a change would have a material impact on our financial position or results of operations.

ITEM 8. Financial Statements and Supplementary Data

INDEX

Report of Independent Registered Public Accounting Firm

To the Board of Directors &
Stockholders of Distributed Energy Systems Corp.:

We have completed integrated audits of Distributed Energy Systems Corp.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Distributed Energy Systems Corp. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant recurring operating losses and cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
March 12, 2007

FINANCIAL STATEMENTS

DISTRIBUTED ENERGY SYSTEMS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,911,704	$ 20,600,791
Marketable securities (Note 3)	13,256,116	20,064,719
Current portion of restricted cash (Note 2)	794,705	290,373
Accounts receivable, less allowances of $688,778 and $72,772, respectively	7,857,484	8,802,419
Costs in excess of billings on contracts in progress (Note 7)	4,102,573	1,951,226
Inventories, net (Note 4)	4,784,439	3,092,784
Deferred costs (Note 7)	810,508	4,255,030
Interest receivable	100,798	134,127
Other current assets	1,060,931	1,032,111
Total current assets	37,679,258	60,223,580
Fixed assets, net (Note 5)	22,740,210	21,858,722
Long-term portion of restricted cash (Note 2)	6,229,176	715,750
Intangible assets, net (Notes 2, 8 and 9)	3,012,321	3,310,317
Goodwill (Notes 2 and 9)	—	24,755,962
Other assets, net	228,657	281,465
Total assets	$ 69,889,622	$ 111,145,796
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt (Note 10)	$ 1,379,460	$ 545,141
Current portion of capital lease (Notes 5 and 10)	208,556	141,448
Accounts payable	6,099,536	4,773,733
Accrued expenses (Notes 6 and 13)	2,035,599	1,624,771
Accrued compensation	2,122,068	2,290,444
Accrued taxes (Note 13)	348,050	402,359
Billings in excess of costs on contracts in progress (Note 7)	1,723,988	1,159,968
Deferred revenue (Note 7)	836,607	4,563,164
Customer advances	60,344	654,541
Total current liabilities	14,814,208	16,155,569
Long term liabilities:		
Deferred tax liability (Note 14)	—	564,775
Deferred revenue (Note 7)	168,076	144,168
Long-term debt (Note 10)	5,540,411	6,674,802
Long-term portion of capital lease (Notes 5 and 10)	2,626,461	2,550,115
Total liabilities	23,149,156	26,089,429
Commitments and contingencies (Note 13)		
Stockholders' equity (Note 12):		
Preferred stock, undesignated, $.01 par value per share; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value; 65,000,000 shares authorized; 39,442,180 and 37,181,632 shares issued and outstanding, respectively	394,421	371,816
Additional paid-in capital	235,624,657	221,111,515
Unearned compensation	—	(453,980)
Accumulated other comprehensive loss (Note 2)	(9,115)	(58,682)
Accumulated deficit	(189,269,497)	(135,914,302)
Total stockholders' equity	46,740,466	85,056,367
Total liabilities and stockholders' equity	$ 69,889,622	$ 111,145,796

The accompanying notes are an integral part of the consolidated financial statements.

DISTRIBUTED ENERGY SYSTEMS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2006	2005	2004
Revenue			
Contract	$ 26,825,372	$ 34,197,326	$ 18,963,215
Product	11,270,186	6,309,524	2,824,955
Service	6,997,234	4,472,792	671,749
Total revenue	45,092,792	44,979,642	22,459,919
Cost of revenue			
Contract	26,267,642	31,548,547	16,825,915
Production	10,226,329	6,207,001	3,904,284
Service	7,326,987	3,120,089	764,448
Total cost of revenue	43,820,958	40,875,637	21,494,647
Gross margin	1,271,834	4,104,005	965,272
Operating expenses:			
Research and development:			
Depreciation and amortization	450,777	775,369	987,346
Other research and development (includes stock based compensation in the amount of $200,402, $0 and $0 respectively)	3,208,932	3,283,945	5,266,113
Selling, general and administrative:			
Depreciation and amortization	1,510,889	1,148,370	2,350,269
Other selling, general and administrative (includes stock based compensation in the amounts of $4,914,695, $550,775 and $974,754, respectively)	24,823,924	15,781,570	15,603,170
Intangible impairment	1,450,000	—	—
Goodwill impairment	24,191,187	—	—
Total operating expenses	55,635,709	20,989,254	24,206,898
Loss from operations	(54,363,875)	(16,885,249)	(23,241,626)
Interest income	1,420,844	1,072,391	1,143,047
Interest expense	(747,109)	(482,996)	(334,768)
Other income	336,310	59,559	—
Loss on foreign exchange	(1,365)	(7,654)	(4,152)
Net loss	$(53,355,195)	$(16,243,949)	$(22,437,499)
Basic and diluted net loss per share	$ (1.38)	$ (0.45)	$ (0.63)
Shares used in computing basic and diluted net loss per share	38,621,804	36,270,986	35,464,988

The accompanying notes are an integral part of the consolidated financial statements.

DISTRIBUTED ENERGY SYSTEMS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders' Equity	Total Comprehensive Loss
	Shares	Amount						
Balance at December 31, 2003	35,356,848	$353,568	$220,207,640	$(2,277,860)	$ 62,408	$ (97,232,854)	$121,112,902	$(17,757,306)
Issuance of common stock, net	63,137	631	114,868	—	—	—	115,499	
Issuance of common stock upon exercises of stock options	183,775	1,838	86,616	—	—	—	88,454	
Issuance of common stock							—	
upon exercises of warrants	6,034	60	(60)	—	—	—	—	
Amortization of unearned compensation	—	—	(283,543)	1,254,122	—	—	970,579	
Issuance of stock option awards to consultants	—	—	4,176	—	—	—	4,176	
Change in unrealized gain on marketable securities (Note 3)	—	—	—	—	(420,494)	—	(420,494)	(420,494)
Net loss	—			—		(22,437,499)	(22,437,499)	(22,437,499)
Balance at December 31, 2004	35,609,794	356,097	220,129,697	(1,023,738)	(358,086)	(119,670,353)	99,433,617	(22,857,993)
Issuance of common stock, net	54,295	543	183,826	—	—	—	184,369	
Issuance of common stock upon exercises of stock options	784,089	7,841	733,372	—	—	—	741,213	
Issuance of common stock upon exercises of warrants	733,454	7,335	83,603	—	—	—	90,938	
Amortization of unearned compensation	—	—	(107,114)	569,758	—	—	462,644	
Issuance of stock option awards to consultants	—	—	88,131	—	—	—	88,131	
Change in unrealized gain on marketable securities (Note 3)	—	—	—	—	299,404	—	299,404	299,404
Net loss	—			—		(16,243,949)	(16,243,949)	(16,243,949)
Balance at December 31, 2005	37,181,632	371,816	221,111,515	(453,980)	(58,682)	(135,914,302)	85,056,367	$(15,944,545)
Issuance of common stock, net	1,532,890	15,329	8,603,527	—	—	—	8,618,856	
Issuance of common stock upon exercises of stock options	438,218	4,382	473,851	—	—	—	478,233	
Issuance of common stock upon exercises of warrants	289,440	2,894	506,039	—	—	—	508,933	
Stock compensation	—	—	4,762,792	453,980	—	—	5,216,772	
Issuance of stock option awards to consultants	—	—	166,933	—	—	—	166,933	
Change in unrealized gain on marketable securities (Note 3)	—	—	—	—	49,567	—	49,567	49,567
Net loss	—	—	—	—	—	(53,355,195)	(53,355,195)	(53,355,195)
Balance at December 31, 2006	39,442,180	$394,421	$235,624,657	—	$ (9,115)	$(189,269,497)	$ 46,740,466	$(53,305,628)

The accompanying notes are an integral part of the consolidated financial statements.

DISTRIBUTED ENERGY SYSTEMS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$(53,355,195)	$(16,243,949)	$(22,437,499)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,623,057	2,420,662	3,820,628
Provision for bad debts	616,006	29,871	53,929
Amortization (accretion) of premiums/discounts on marketable securities	(370,186)	(11,546)	466,556
Non-cash stock-based expense	5,383,705	550,775	974,754
Impairment of assets	25,641,187	—	184,642
(Gain)/loss on disposal of assets	(9,786)	96,578	—
Loss from sale of marketable securities	13,688	2,200	—
Changes in operating assets and liabilities, excluding effect of acquisition:			
Accounts receivable	328,929	(3,542,410)	(1,991,626)
Inventories and deferred costs	1,752,867	524,882	(1,929,421)
Costs in excess of billings	(2,151,347)	(1,232,123)	(297,748)
Other current and non-current assets	(14,487)	(158,311)	468,201
Accounts payable and accrued expenses	1,568,254	1,730,108	(1,226,636)
Accrued taxes payable	(54,309)	(156,283)	(484,977)
Billings in excess of costs	564,020	(2,430,612)	3,431,974
Deferred revenue and contract advances	(4,296,846)	636,699	917,019
Net cash used in operating activities	(21,760,443)	(17,783,459)	(18,050,204)
Cash flows from investing activities:			
Purchases of fixed assets	(2,550,682)	(3,522,263)	(837,174)
Proceeds from the sale of fixed assets	120,000	4,500	—
Purchases of marketable securities	(36,810,963)	(36,387,663)	(78,273,734)
Proceeds from maturities and sales of marketable securities	44,025,632	69,776,800	93,814,000
Cash paid for acquisition, including transaction costs, net of cash acquired	(1,175,000)	—	—
Restricted cash	(6,017,758)	475,676	5,276,435
Net cash provided by (used in) investing activities	(2,408,771)	30,347,050	19,979,527
Cash flows from financing activities:			
Borrowings from long-term debt	256,661	1,543,749	20,757
Debt principal payments	(680,106)	(512,965)	(439,607)
Proceeds from sale of common stock, net	7,916,406	184,369	115,500
Proceeds from exercise of stock options	478,233	741,213	88,455
Proceeds from exercise of warrants	508,933	90,938	—
Net cash provided by (used in) financing activities	8,480,127	2,047,304	(214,895)
Net increase (decrease) in cash	(15,689,087)	14,610,895	1,714,428
Cash and cash equivalents at beginning of year	20,600,791	5,989,896	4,275,468
Cash and cash equivalents at end of year	$ 4,911,704	$ 20,600,791	$ 5,989,896
Cash paid during the year for interest	$ 698,081	$ 482,996	$ 312,985
Supplemental cash flow information			
Non-cash investing/financing activities:			
Issuance of common stock for acquisition	$ 701,400	$ —	$ —
Assets acquired through capital leases	$ 266,827	$ 141,621	$ —

The accompanying notes are an integral part of the consolidated financial statements.

DISTRIBUTED ENERGY SYSTEMS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND OPERATIONS OF THE COMPANY

Distributed Energy Systems Corp. ("we", "the Company" or "Distributed Energy") was incorporated in Delaware on May 19, 2003 to create and deliver products and solutions to the new energy marketplace, giving users greater control over their energy cost, quality, and reliability. Distributed Energy brings together two established businesses: Proton Energy Systems, Inc. ("Proton") and Northern Power Systems, Inc. ("Northern"). Together, as subsidiaries of Distributed Energy, Proton and Northern offer an array of practical energy technologies, including Proton's advanced hydrogen generation products and Northern's renewable and fossil-fuel power systems.

Liquidity

The accompanying consolidated financial statements of the Company were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred significant operating losses and negative cash flows from operating activities in each of the years in the three-year period ended December 31, 2006. Such circumstances raise substantial doubt about the Company's ability to continue as going concern. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to reduce its operating losses and operate profitably, to generate cash flows from operations, as well as the Company's ability to maintain credit under its current debt agreements adequate to conduct its business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the value at which they are carried on our consolidated financial statements.

In the fourth quarter 2006 we did not sign as many EPC contracts as we had planned, our revenue at both Northern and Proton was lower than expected, and our contract gross margins on existing contracts was lower than planned. We incurred a larger operating loss and used more cash than planned. As a result our cash and marketable securities on hand as of December 31, 2006, together with our 2007 forecasted revenues and existing backlog may not be sufficient to fund operations through December 31, 2007.

Management has developed a plan to increase revenue, improve gross margin, reduce expenses, potentially sell assets and raise additional capital in order to increase our cash balance. This plan includes:

- We announced a 60 person (approximately 20%) reduction of our workforce on January 31, 2007. We will take additional workforce reduction actions in the future if business conditions warrant.
- We announced our plan to exit our Waitsfield, Vermont facility and combine our Vermont operations into our Barre, Vermont facility.
- We have engaged a commercial real estate broker to identify parties that would be interested in purchasing our Connecticut facility and leasing it back to us.
- We have redesigned our sales opportunity management and contract negotiation process and with such changes expect to be more selective about the contracts we enter into.
- As previously announced, we have introduced our new Stableflow product.
- We may seek to raise additional equity capital in the public markets.

We believe our plan is sufficient to provide us enough cash to meet all of our obligations as they come due throughout 2007, however, a number of factors pose risk and uncertainty in the execution of our plan, including:

- Our ability to enter into new contracts and receive sales orders that will generate contract, product and service revenues.
- Our ability to achieve gross margins sufficient to cover our operating expenses and generate positive cash flow
- Our ability to control operating expenses
- Our ability to complete a sale / leaseback transaction of our Wallingford facility.
- The potential acceleration of debt service payments by one of our lenders as the result of subjective acceleration clauses in our debt agreements
- Our ability to secure additional equity capital funding or funding on terms acceptable to us or at all. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive. If we issue additional equity securities, existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of these financial statements are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Distributed Energy and its wholly owned subsidiaries after elimination of significant intercompany transactions.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, Distributed Energy evaluates its estimates and judgments, including those related to revenue recognition, the costs to complete contracts, valuation allowances (specifically A/R reserve and warranty, inventory lower-of-cost-or market and other allowances); accounting for patent legal defense costs; the valuation of goodwill, other intangible assets and tangible long-lived assets, estimates used in accounting for acquisitions; assumptions used in valuing stock-based compensation instruments, evaluation of loss contingencies; and valuation allowances for deferred tax assets. Actual amounts could differ materially from these estimates. Distributed Energy bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amounts of revenue and expenses that are not readily apparent from other sources.

Revenue Recognition

The Company generates revenue from three principal sources: product sales, long-term contracts, and service contracts.

Product Revenue:

All of our product revenue is derived from the operations of our Proton segment. For product sales for which adequate product warranty information exists, we record revenue when a firm sales agreement is in place, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. If customer acceptance of products is not assured, revenue is recorded only upon formal customer acceptance. Customer acceptance provisions included in our product sales agreements may include written acceptance from the customer, acceptance upon servicing and installation of the equipment, and acceptance after a period of time. Revenue for product sales to distributors, for which there are no rights of return or price adjustments on unsold inventory, is recognized on a gross basis upon shipment to the distributors, as they assume title and risk of loss, subject to the deferral provisions below. For all product sales where adequate product warranty information does not yet exist to reasonably estimate warranty costs, we defer revenue and costs until the expiration of the product warranty period.

During 2006, we determined that we had adequate warranty information and experience to begin recognizing product revenue related to our HOGEN H-series hydrogen generators. Therefore, in the third quarter of 2006 we began recognizing product revenue related to sales of H-series hydrogen generators upon shipment. Prior to the third quarter of 2006, revenue on such H-series units was recognized at the end of the warranty period, generally one year from the date of shipment.

During 2005, we determined that we had adequate product warranty information and experience to begin recognizing product revenue related to our HOGEN S-series and our laboratory generators. Therefore, in the first quarter of 2005, we began recognizing product revenue related to sales of laboratory generators with a two-year warranty upon shipment, and in the third quarter of 2005, we began recognizing product revenue related to sales of our HOGEN S-series hydrogen generators upon shipment.

We also earn revenue from the rental of our HOGEN products. We account for the agreements as operating leases under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 13, "Accounting for Leases." The agreements are cancelable at any time by either party without penalty. Rental revenue is recognized monthly over the term of the rental agreement. Rental revenue for the years ended December 31, 2006, 2005 and 2004 was approximately $22,300, $96,000 and $123,500, respectively, costs of these related rentals, which consists primarily of depreciation expense, was approximately $53,000, $140,000 and $117,000 respectively.

Contract Revenue:

We principally generate commercial contract revenue from projects in our remote infrastructure, on-site generation, and renewable energy field product lines at our Northern Power segment. For projects with a duration of greater than three months where we have the ability to reasonably estimate total project costs to complete the contract, we recognize revenue utilizing the percentage-of-completion method as prescribed by SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" or "SOP 81-1", based on the relationship of costs incurred to total estimated contract costs. Where we do not have the ability to estimate costs or the contract contains restrictive provisions, such as title not transferring until the end of the contract, we use the completed contract method under SOP 81-1. The selection of methods under SOP 81-1 in some circumstances can be judgmental. Approximately 79.2%, 77.0% and 57.0% of our contract revenue for the years ended December 31, 2006, 2005 and 2004, respectively, was recognized under the percentage-of-completion method.

We also derive contract revenues from government-sponsored research and development contracts and from commercial customers. For government-sponsored research and development contracts that are fixed-price, we recognize revenue using the percentage-of-completion method under SOP 81-1. For fixed-price-incentive, or cost-reimbursement contracts that do not require us to meet specific obligations, we record revenue as work is performed. For those research and development contracts that require us to meet specified obligations, including delivery and acceptance obligations, we recognize amounts advanced as contract liabilities until such obligations are met. Once the obligations are met, we recognize the amounts as contract revenue. For all other commercial contracts, we recognize revenue under the completed contract method.

The recognition of revenue from contracts accounted for under SOP 81-1 requires significant judgment to estimate the costs to complete contracts in progress, which has a significant impact on the amount and timing of recognition of revenue, cost of sales, gross margin and the recording of assets and liabilities. Contract costs may be incurred over a period of several months to several years and the long-term nature and complexity of these contracts can affect our ability to estimate costs precisely. For example, delays, changes in scope, increases in labor and material costs or other unforeseen events could result in actual costs to complete being different from our original estimates, and those differences could be material. Change orders that modify the scope of contracts are common in our business and often require significant judgment and estimation due to the uncertainty of negotiating with customers. We base our estimates on historical experience, vendor quotes, and other projected costs we expect to incur over the term of the contract. We review and update our cost estimates on a quarterly basis or when circumstances change and warrant a modification to a previous estimate. If our estimates of the costs to complete a contract exceed anticipated revenue on a contract, we immediately recognize a loss at the time the loss becomes anticipated. Estimates of costs to complete that are too low would result in revenue being recognized too early and gross margins being too high at the onset of the contract. Our annual gross margin percentage for contract revenue may be affected by these changes in estimates and has fluctuated from 2% to 11% for the years ended December 31, 2006, 2005 and 2004.

Service Revenue:

For service and repair contracts, revenue is recognized as work is performed. For operating and maintenance contracts where we have agreed to provide routine maintenance services over a period of time for a fixed price, we recognize revenue ratably over the services period.

Cost of Revenue

Adjustments to cost estimates are made periodically and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts accounted for under percentage of completion method in excess of related billings and deferred costs on contracts accounted for under the completed contract method of accounting are shown as current assets. The aggregate of billings on uncompleted contracts accounted for under percentage of completion method in excess of related costs incurred and income recognized and deferred revenue are shown as current liabilities

All costs incurred in the shipping and handling of customers'goods are included in cost of production and cost of contract revenue.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity dates of three months or less as of the purchase date to be cash equivalents. The Company invests excess cash primarily in a money market account at a major banking institution, which is subject to credit and market risk.

Restricted Cash

At December 31, 2006 and 2005, respectively, the Company has classified $794,705 and $290,373 as short-term restricted cash and $6,229,176 and $715,750 as long-term restricted cash in connection with the following agreements:

- At December 31, 2006 the Company has $5,437,882 held in a blocked interest-bearing deposit account by and on behalf of Webster Bank National Association, as a pledge under the terms of its construction loan agreement, as amended in September 2006. As of December 31, 2006 the Company has classified $400,200 as short term restricted cash and $5,037,682 as long-term restricted cash. The related loan balance is $5,342,182 at December 31, 2006.
- At December 31, 2006, a financial institution has issued letters of credit of $1,016,749 on behalf of Northern. At December 31, 2006 the Company has classified $394,505 as short term restricted cash and $622,244 as long-term restricted cash which serves as collateral for the letters of credit. At December 31, 2005, the Company had approximately $437,000, held in an escrow account related to performance bonds issued by financial institutions on behalf of Northern. At December 31, 2005 the Company has classified $290,000 as short term restricted cash and $147,000 as long-term restricted cash.
- Northern, in connection with its debt facility and in support of certain of its commercial contracts, also maintains approximately $150,000, respectively, of long-term restricted cash at December 31, 2006 and 2005.
- In connection with the construction of its Wallingford facility, Proton entered into a Sales and Use Tax Relief Program Implementing Agreement (the "Agreement") with the Connecticut Development Authority (the "Authority"). The Agreement contains certain recapture clauses for relocation, early disposition/abandonment and employment threshold. Proton was required under the Agreement to place $419,250 in escrow related to these recapture clauses. This $419,250 is included in long-term restricted cash at December 31, 2006 and 2005.

Marketable Securities

The Company classifies its entire investment portfolio as available for sale as defined in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2006, the Company's investment portfolio consisted of U.S. government and agency securities that are held by one major banking institution.

Securities are carried at fair value with the unrealized appreciation (loss) reported as a separate component of stockholders' equity under the caption total comprehensive income (loss). The specific identification method was used to determine cost in computing the unrealized gain or loss. If the Company determines that such losses are other than temporary, they will be charged to earnings.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The carrying amounts of the Company's long-term debt and capital lease obligation debt approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss and other gains and losses affecting stockholders' equity that are not the result of transactions with owners. The following tables set forth the components of comprehensive income (loss) resulting from our investment activities:

	2006	2005	2004
Net loss	$(53,355,195)	$(16,243,949)	$(22,437,499)
Reclassification adjustments for loss from the sale of marketable securities included in net loss	(13,688)	(2,200)	—
Unrealized (loss) gain arising during the year	(35,879)	(297,204)	420,494
Total comprehensive loss	$(53,305,628)	$(15,944,545)	$(22,857,993)

Allowance for Doubtful Accounts

The Company evaluates credit risk on its accounts receivable and estimates an allowance for doubtful accounts accordingly. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical loss experience, adverse situations that may affect a customer's ability to repay, and prevailing economic conditions. The Company makes adjustments to its allowance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Inventory

We record inventory at the lower of cost or market value. We determine cost by the average cost method. This policy requires us to write down our inventory for the excess of the carrying value, which is typically the original cost, over the amount we expect to realize from the ultimate sale or other disposal of the inventory based upon on our assumptions regarding forecasted consumer demand, market conditions, inventory aging and technological obsolescence. If any of our estimates are inaccurate, for example because of changes in technology that affect demand for certain products in an unforeseen manner, we may be exposed to losses in excess of our established reserve, and those losses could be material.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the following estimated useful lives by asset category:

Asset Category	Estimated Useful Life
Buildings	30 years
Capital lease asset	30 years
Machinery and equipment	7 years
Leasehold improvements	Shorter of remaining life of lease or 7 years
Office furniture, fixtures and equipment	3-7 years
Rental equipment	3 years

When assets are sold or retired, the related cost and accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in income. The Company periodically reviews the carrying value of its fixed assets to assess recoverability based upon the expectation of non-discounted future cash flows.

Long-lived Assets

We evaluate potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes procedures for the review of recoverability and measurement of impairment, if necessary, of long-lived assets held and used by an entity. SFAS No. 144 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We would be required to recognize an impairment loss if the carrying amount of long-lived assets is not recoverable based on their undiscounted cash flows. The measurement of impairment loss is then based on the difference between the carrying amount and the fair value of the asset. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Northern Power's results in the fourth quarter and for the year ended December 31, 2006 were significantly less than expected due to lower revenue and higher than anticipated costs (see Note 1). Additionally the Company's annual goodwill impairment test resulted in the impairment and write-off of all the goodwill relating to the Northern Power reporting unit. These factors indicated that the carrying value amount of Northern Power's long- lived assets may not be recoverable. During the quarter ended December 31, 2006 the Company conducted an impairment review of its long-lived assets, including its fixed assets and intangible assets subject to amortization, and concluded there was no impairment on the basis that the carrying amount of its long-lived assets will be recoverable from the asset grouping's expected undiscounted cash flows.

Goodwill and Intangible Assets

As part of our acquisitions of Northern and Crown, we recorded approximately $24.8 million of goodwill and $5.7 million in intangible assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of the acquired business. Intangible assets include acquired technologies, backlog, trade name, and non-compete agreements. Of the $5.7 million in intangible assets, $4.2 million are intangible assets with a useful life ranging from 1-7 years and $1.5 million is an intangible asset with indefinite life. The intangible assets balance, net of amortization and write-offs, is $3.0 million and $3.3 million at December 31, 2006 and 2005, respectively.

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill, and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards, goodwill and certain intangible assets are deemed to have indefinite lives and are no longer subject to amortization. All other intangible assets are amortized over their estimated useful lives. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis or more frequently in certain circumstances.

The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting units exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

We review goodwill and the Northern Power tradename for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the Northern Power tradename might exceed their current fair value. To assist in the process of reviewing goodwill and the Northern Power tradename for impairment, we obtain appraisals from an independent valuation firm. The appraisal requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. We estimate the fair value of the Northern reporting unit using a discounted cash flow model based on our most recent long-range plan and compare the estimated fair value to the net book value of the reporting unit, including goodwill.

In the fourth quarter 2006 and throughout 2006, Northern's operating results were significantly less than expected due to revenue shortfalls and higher than anticipated costs. Additionally, Northern's backlog also decreased since the third quarter of 2006 as work was performed on existing contracts, with no significant new contracts added to the backlog through December 31, 2006. In the fourth quarter we completed preparation of our 2007 operating plan and our related long-term projections, which indicated lower than previously estimated revenue growth, gross margins and related operating cash flows. These projections were used to estimate the fair value of the Northern Power reporting unit and it was determined that the carrying value of the reporting unit exceeded the fair value, which indicated goodwill impairment. The Company then compared the implied fair value of the Northern goodwill with the carrying value of that goodwill and recorded a $24.2 million goodwill impairment charge. The impairment review process involved significant judgment regarding Northern's projected future cash flows and expected market conditions, and their impact on the selection of the discount rate used in estimating the fair value of Northern. The Company utilized the assistance of an independent valuation firm in determining fair value.

Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for intangible assets subject to amortization is based on the amount the carrying value exceeds the fair value of the asset.

In the fourth quarter 2006 the Company began an initiative to combine the operations of Northern and Proton to reduce costs and strengthen its systems sales, engineering, production, service and technology development. In conjunction with that effort the Company determined that it would eliminate both the Proton and Northern brands, and operate in the marketplace under a single unified brand, Distributed Energy. The Company will cease use of the Northern tradename by April 2007. Therefore, at December 31, 2006 we determined that the Northern tradename had been impaired and recorded an impairment charge of $1,450,000. The fair value of the Northern tradename was determined utilizing the income approach-relief from royalty method.

The Company has assessed the useful lives of its other existing intangible assets, other than goodwill, and believes that estimated useful lives remain appropriate.

Research and Development

Research and development costs are expensed as incurred.

Warranty Costs

Our warranty to customers is limited to replacement parts and services and generally expires one year from the date of shipment or contract completion, except with respect to laboratory hydrogen generators, where the warranty period is two years. Estimated warranty obligations are recorded in the period in which the related revenue is recognized or when a project is installed or commissioned. We quantify and record an estimate for warranty related costs; this estimate is principally based on historical experience. The accounting for warranties requires us to make assumptions and apply judgments when estimating product failure rates and expected material and labor costs. We make adjustments to accruals as warranty claim data and historical experience warrant. If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, because either failure rates or repair costs differ from our assumptions, we may be exposed to gains or losses that could be material.

The changes in accrued product and service warranties for the years ended December 31, 2004, 2005 and 2006 are as follows:

Balance as of December 31, 2003	$ 326,290
Warranties issued in 2004	415,626
Adjustments to provision	57,390
Warranty claims	(526,279)
Balance as of December 31, 2004	$ 273,027
Warranties issued in 2005	398,653
Adjustments to provision	(36,744)
Warranty claims	(217,242)
Balance as of December 31, 2005	$ 417,694
Warranties issued in 2006	883,636
Adjustments to provision	479,537
Warranty claims	(967,422)
Balance as of December 31, 2006	$ 813,445

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

Concentration of Credit Risks

Concentration of credit risk exists with respect to cash and cash equivalents, accounts receivable, investments, revenue and vendors. The Company maintains its cash and cash equivalents and investments with high quality financial institutions. At times, amounts may exceed federally insured deposit limits. In addition, certain critical product components are only available from one source for which the source maintains proprietary rights.

For the years ended December 31, 2006, 2005 and 2004, contract revenue from government-sponsored agencies accounted for approximately 13%, 14% and 23% of our total revenue, respectively. Contract revenue from international customers accounted for approximately 25%, 11% and 20% of our total revenue for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, one customer accounted for 14% of product revenue and another customer accounted for 11% of product revenue. For each of years ended December 31, 2005 and 2004, one customer accounted for 10% of product revenue. For the year ended December 31, 2006, and 2005, there were no significant sales to international customers. For the year ended December 31, 2004, sales to one international customer totaled approximately 11% of our total revenue. At December 31, 2006 and 2005, accounts receivable from government-sponsored agencies accounted for approximately 8% and 16% of total Company accounts receivable, respectively. At December 31, 2006, there was one customer accounts receivable greater than 10% of total receivables.

Loss per Share

Basic EPS is calculated by dividing income or loss attributable to common stockholders by the weighted average common shares outstanding. Diluted EPS is calculated by adjusting weighted average common shares outstanding by assuming conversion of all potentially dilutive shares. In periods where a net loss is recorded, no effect is given to potentially dilutive securities since the effect would be antidilutive. Accordingly, no effect has been given to the assumed exercise of 1,992,011, 2,878,925, and 1,790,646 common stock options outstanding for the years ended December 31, 2006, 2005, and 2004, respectively, nor the assumed exercise of 0, 744,786 and 50,000 common stock warrants outstanding for the years ended December 31, 2006, 2005, and 2004 respectively, since the effect would be antidilutive for the reporting periods.

Segment Reporting

The Company operates in two reportable segments, Proton Energy Systems, Inc., and Northern Power Systems, Inc., as defined in Note 15, determined in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

Stock-Based Compensation—Employee Stock-Based Awards

On January 1, 2006, we adopted SFAS 123(R), "Share-Based Payment," which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options and employee stock purchases under the ESPP based on estimated fair values. SFAS 123(R) supersedes our previous accounting under APB 25, "Accounting for Stock Issued to Employees" for periods beginning in fiscal year 2006. In March 2005, the SEC issued SAB 107 providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Operations. We adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting from January 1, 2006. Our Consolidated Financial Statements, for the year ended December 31, 2006, reflect the impact of adopting SFAS 123(R). Non-cash stock compensation expense for the year ended December 31, 2006, was $5,291,351 which consisted primarily of stock-based compensation expense related to employee stock options recognized under SFAS 123(R). In addition, stock-based compensation expense for the year ended December 31, 2006 of $92,354 was recognized related to our ESPP.

Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123, "Accounting for Stock-Based Compensation." Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our Consolidated Statements of Operations, because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method we used in adopting SFAS 123(R), our results of operations prior to 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R). Additionally, under the modified prospective transition method, we were permitted to calculate a cumulative memo balance of windfall tax benefits from post-1995 years for purposes of accounting for future tax shortfalls. We elected to apply the long-form method for determining the pool of windfall tax benefits and have a pool of windfall tax benefits totaling approximately $700,000 at December 31, 2006.

Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the year ended December 31, 2006, included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the fair value on the grant date estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the stock-based awards granted subsequent to December 31, 2005, based on the fair value on the grant date estimated in accordance with the provisions of SFAS 123(R). Compensation expense for all stock-based awards granted will be recognized using the ratable single-option method. As stock-based compensation expense recognized in our results for 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, we accounted for forfeitures as they occurred for the purposes of pro forma information under SFAS 123, as disclosed in our Notes to Consolidated Financial Statements for the related periods.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term and the price volatility of the underlying stock. The Company has determined that historical volatility is most reflective of the market conditions and the best indicator of expected volatility.

The following table illustrates the effect on net loss and loss per share had compensation costs for the stock-based compensation plan been determined based on grant date fair values of awards under the provisions of SFAS No. 123, for the years ended December 31:

	2005	2004
Net loss:		
As reported	$(16,243,949)	$(22,437,499)
Add: Stock-based employee compensation expense included in net loss	462,644	974,845
Less: Total stock-based employee compensation expense determined under fair value-based method for all awards	(2,839,536)	(5,583,468)
Pro forma	$(18,620,841)	$(27,046,122)
Net loss per share, basic and diluted		
As reported	$ (0.45)	$ (0.63)
Pro forma	$ (0.51)	$ (0.76)

Stock-Based Compensation—Non-Employee Stock Options

The Company accounts for stock-based compensation issued to non-employees in accordance with SFAS 123(R) and the consensus in Emerging Issues Task Force ("EITF") 96-18. These pronouncements require the fair value of equity instruments given as consideration for services rendered to be recognized as a non-cash charge to income over the shorter of the vesting or service period. The equity instruments must be revalued on each subsequent reporting date until performance is complete with a cumulative catch-up adjustment recognized for any changes in their fair value.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The company does not expect that the adoption of FAS 157 will have a material impact on the financial statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006. We have adopted the new statement and have determined that it does not have significant impact on our financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. After evaluating our tax position, we do not believe the adoption of FIN 48 will be material to our results of operations or financial position.

Reclassifications

Certain amounts in the 2005 and 2004 financial statements have been reclassified to conform to the 2006 presentation.

3. MARKETABLE SECURITIES

The following tables summarize investments:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. government securities	$13,265,231	$—	$ (9,115)	$13,256,116

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005				
U.S. government securities	$20,123,401	$—	$(58,682)	$20,064,719

As of December 31, 2006 and 2005, the approximate fair values of marketable securities by maturity date are as follows:

	2006	2005
Less than one year	$13,256,116	$20,064,719

Securities are carried at fair value with the unrealized gains (losses) reported as a separate component of stockholders' equity. Proceeds from the sale of securities in 2006, 2005, and 2004 totaled $1,147,955, $2,002,573 and $0 respectively. The cost was determined using the specific identification method and the resulting realized losses were ($13,688), ($2,200), and $0, respectively. At December 31, 2006, the Company had one callable agency security with a fair market value totaling approximately $2.6 million. This security generates a higher relative rate of interest for the Company, in return for the issuer's right to call, at par value, the security before its maturity date. Additionally, no investments were called at par in 2006. As of December 31, 2006, none of the Company's investments were determined to be other than temporarily impaired

4. INVENTORIES

Inventories are as follows:

	December 31,	
	2006	2005
Raw materials	$3,732,561	$1,596,413
Work in process	923,435	1,083,747
Finished goods	128,443	412,624
	$4,784,439	$3,092,784

The above inventory amounts are shown net of reserves for obsolescence and shrinkage of $493,951 and $568,298 at December 31, 2006 and 2005, respectively.

5. FIXED ASSETS

	December 31,	
	2006	2005
Land	$ 2,663,712	$ 2,663,712
Buildings	12,258,252	12,124,027
Machinery and equipment	5,095,410	4,265,636
Leasehold improvements	454,062	441,235
Assets under capital lease	5,298,326	4,779,138
Office furniture, fixtures and equipment	4,627,893	4,229,873
Rental equipment	220,828	191,158
Construction in process	1,106,614	303,771
	31,725,097	28,998,550
Less: accumulated depreciation	(8,984,887)	(7,139,828)
	$22,740,210	$21,858,722

Depreciation expense was $1,694,994, $1,799,381, and $1,916,583 for the years ended December 31 2006, 2005 and 2004, respectively. Amortization of assets under capital leases for the years ended December 31, 2006, 2005 and 2004 was $235,358, $157,976 and $143,134, respectively. Accumulated amortization of assets under capital lease at December 31, 2006, 2005 and 2004 is $544,118, $308,760 and $150,784, respectively. The carrying value of rental equipment at December 31, 2006, 2005 and 2004 is $113,156, $111,533 and $168,975, respectively.

During 2006, we began a company wide effort to streamline and consolidate our internal enterprise wide resource planning systems. As a result we began capitalizing the costs related to the acquisition and development of our new internal use software in accordance with SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." We have classified these costs as Construction in Process until the system is completely implemented and functional. As of December 31, 2006, we capitalized approximately $620,000 consisting primarily of software, software consulting, and internal labor costs associated with the implementation of our EPICOR Enterprise Resource Planning applications.

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	
	2006	2005
Accrued warranty	$ 813,445	$ 417,694
Accrued purchases	455,099	497,451
Other accruals	767,055	709,626
	$2,035,599	$1,624,771

7. DEFERRED COSTS AND REVENUE

Product and Service Revenue

In the fourth quarter of 2002, the Company discovered performance issues relating to the operation of cell stacks and associated sensors in its HOGEN S-series units. The Company's investigation of these issues revealed the presence of previously unknown pinholes in cell membranes in the field that resulted in hydrogen leakage and cell failure. As a result, the Company determined that recognizing revenue on delivery of its HOGEN S-series units was no longer appropriate because of the significant uncertainty surrounding the reliability of the existing design of the PEM electrolyzer ("cell stack") within its HOGEN S-series generators. The Company made modifications to the cell stack design to improve its performance and determined to defer product revenue until either the expiration of the warranty period or the Company determines it has compiled sufficient warranty history to estimate the warranty costs. As such, product revenue from HOGEN S-series deliveries made from the fourth quarter of 2002 to the third quarter of 2005 had been deferred until the expiration of the product warranty period. In third quarter of 2005 the Company determined that it had adequate warranty history to begin recognizing product revenue upon shipment. Accordingly, $1.9 million of previously deferred revenue was recognized in 2005.

In the fourth quarter of 2003, the Company determined that it had adequate product warranty history to begin recognizing product revenue related to sales of its laboratory hydrogen generators upon shipment. As a result, in 2003 the Company recognized previously deferred revenue of $378,000. In the first quarter of 2004, the Company began selling its laboratory hydrogen generators with two-year warranties. Accordingly, revenues and costs on units with two year warranties were deferred until the Company determined that it had adequate product warranty information and experience to estimate its two-year warranty costs. In the first quarter of 2005 the Company began recognizing revenue related to the sales of its laboratory generators upon shipment once sufficient experience had been obtained. Accordingly, $437,000 of previously deferred revenue was recognized in the first quarter of 2005.

In the third quarter of 2006, the Company determined it had adequate warranty history on its HOGEN H-series hydrogen generators to recognize revenue and establish an accurate warranty accrual upon shipment. Prior to the third quarter of 2006, revenue on such H-series units was recognized at the end of the warranty period, generally one year from the date of shipment. Accordingly, $4,053,000 of previously deferred revenue was recognized in 2006.

The Company had deferred product and service revenue of approximately $83,000 and $4.2 million as of December 31, 2006 and 2005 respectively. The Company had deferred product costs of $0 and $3.9 million as of December 31, 2006 and 2005 respectively.

Contract Revenue

At December 31, 2006 and 2005 deferred costs related to contracts being accounted for under the completed contract method were approximately $811,000 and $342,000, respectively. At December 31, 2006 and 2005 deferred revenue related to contracts being accounted for under the completed contract method was approximately $922,000 and $545,000.

The information on costs and billings on contracts in progress accounted for under the percentage-of-completion is as follows:

	December 31,	
	2006	2005
Costs incurred and estimated earnings on contracts in progress	$20,969,341	$25,785,091
Less: billings to date	18,590,756	24,993,833
Costs and earnings in excess of (less than) billings, net	$ 2,378,585	$ 791,258

	December 31,	
	2006	2005
Costs in excess of billings on contracts in progress	$ 4,102,573	$ 1,951,226
Billings in excess of costs on contracts in progress	(1,723,988)	(1,159,968)
Costs and earnings in excess of (less than) billings, net	$ 2,378,585	$ 791,258

8. ACQUISITION

On April 3, 2006, Northern acquired the operations and maintenance business of Crown Engineering and Construction, Inc. (or "Crown") for $1,175,000 in cash and 105,000 shares of the Company's common stock. The fair market value of the common stock was $702,450. Transaction costs incurred as a result of this acquisition were not material.

The purchase price was allocated to the estimated fair value of the Crown net assets acquired. The following table sets forth the calculation of the purchase price.

Fair value of common stock	$ 702,450
Cash	1,175,000
	$1,877,450

Under the purchase method of accounting, the total purchase price was allocated to Crown's net tangible and intangible assets based on their fair value as of April 3, 2006, as adjusted for negative goodwill.

The purchase price allocation is as follows:

Tangible assets acquired:	
Vehicles	$ 61,000
Other assets	43,545
Tangible assets acquired	104,545
Amortizable intangible assets acquired:	
Service contracts	1,458,155
Non-compete agreements	314,750
Amortizable intangible assets acquired	1,772,905
Total assets acquired	$1,877,450

The amortizable intangible assets consisting of service contracts and non-compete agreement have useful lives not exceeding eight years. The weighted average useful life of the amortizable assets acquired was approximately 81 months at April 3, 2006.

The intangible assets acquired were valued using the Income Approach—Discounted Cash Flow Method and consist of the following:

Service Contracts: Northern acquired the right, title and interest in eight operation and maintenance contracts from Crown. The remaining contract lives range from one to ten years with an average of five years remaining. An 18% discount rate was utilized based on Northern's estimated weighted average cost of capital.

Non-compete Agreement: In connection with the acquisition, Crown agreed that it will not directly or indirectly compete with Northern or Distributed Energy for engineering, procurement and construction of natural gas engine or turbine driven cogeneration projects under 10 megawatts in the State of California for a period of three years. The fair value of the agreement was determined using the Lost Profits method. An 18% discount rate was used based on Northern Power's estimated weighted average cost of capital.

The fair value of the assets acquired from Crown exceeded the cost of the acquisition by $568,126. This excess amount was allocated as a pro rata reduction of the values assigned to the intangible assets acquired. The result of the allocation of the excess is as follows:

	Fair Values	Allocation of Excess	Final Asset Value
Service Contracts	$1,925,420	$(467,265)	$1,458,155
Non Compete	415,611	(100,861)	314,750
	$2,341,031	$(568,126)	$1,772,905

Intangible assets related to Crown recorded on the balance sheet of Northern Power, the reportable segment to whom all intangibles of the Company are assigned as of December 31, 2006, are comprised of the following:

	Gross Amount	Accumulated Amortization
Service Contracts	$1,458,155	$(141,111)
Non Compete	314,750	(78,687)
	$1,772,905	$(219,798)

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Accounting rules require that we test at least annually for possible impairment. We perform our test in the fourth quarter of each year using a discounted cash flow analysis that requires certain assumptions and estimates be made regarding future profitability. We test for impairment at the operating segment level as they represent our reporting units. As a result of the 2006 impairment analysis, we determined that the goodwill balance related to Northern was impaired due to decreases in projected revenues and cash flows. Accordingly we recorded an impairment charge of $24.2 million, net of a deferred tax liability of $0.6 million (see Note 2).

We also perform an annual impairment test for indefinite lived intangible assets. In the fourth quarter 2006 the Company began an initiative to combine the operations of Northern and Proton to reduce costs and strengthen its systems sales, engineering, production, service and technology development. In conjunction with that effort the Company determined that it would eliminate both the Proton and Northern brands. Therefore, at December 31, 2006 we determined that the Northern trade name had been impaired and recorded an impairment charge of $1,450,000 (see Note 2).

The remaining identifiable intangible assets are comprised of the following:

		Accumulated Amortization December 31,	
	Gross Amount	2006	2005
Amortizable intangible assets			
NW100 Technology	$2,270,000	$ (999,883)	$ (675,595)
Crown Contracts	1,458,155	(141,111)	—
Software Tools	70,000	(70,000)	(48,611)
Fleet Monitoring Software	150,000	(150,000)	(150,000)
Power Electronics	290,000	(127,734)	(86,310)
Contract Backlog	1,370,000	(1,370,000)	(1,370,000)
Non-Compete Agreements	384,752	(121,858)	(29,167)
	$5,992,907	$(2,980,586)	$(2,359,683)

Amortization of intangible assets for the years ended December 31, 2006, 2005 and 2004 was $620,903, $471,798 and $1,733,881, respectively. The weighted average life of the amortizable intangible assets acquired was approximately 57 months at December 10, 2003. The expected aggregate amortization expense for each of the next five years is as follows:

2007	672,780
2008	671,613
2009	580,089
2010	523,384
2011	188,148
After 2011	376,307
	$3,012,321

10. DEBT

Long-term debt consists of the following at December 31:

	2006	2005
Wallingford, Connecticut facility mortgage	5,342,182	5,723,632
VEDA Barre, Vermont facility mortgage	638,861	453,368
Merchants Bank Barre, Vermont facility mortgage	883,734	916,500
Merchants Bank equipment loan	55,094	126,443
	6,919,871	7,219,943
Less current portion	1,379,460	545,141
	5,540,411	6,674,802

Future maturities in aggregate under these debt obligations at December 31, 2006 are as follows:

2007	1,379,460
2008	460,384
2009	4,567,795
2010	44,342
2011	38,654
2012 and thereafter	429,236
	6,919,871

Wallingford, Connecticut facility:

In December 2001, Technology Drive LLC, a subsidiary of Proton Energy Systems, Inc., which is a subsidiary of Distributed Energy Systems Corp., entered into a $6,975,000 loan agreement with Webster Bank, National Association ("Webster") in connection with the construction of Proton's new facility in Wallingford, Connecticut. Under the terms of the loan, the business assets of Technology Drive LLC, including the land and building, are subject to lien. The loan agreement was structured as a one-year construction loan with monthly payments of interest only until December 2002 at which time the loan converted to a seven-year term note. The term note amortizes based upon a fifteen-year schedule with a final lump sum payment due at the maturity date of December 31, 2009.

On September 18, 2006, Technology Drive LLC, entered into an amendment to construction loan agreement with Webster. These amendments relate to a loan to Technology Drive from the bank made December 7, 2001 in the original principal amount of $6,975,000. The effect of the amendments is to change the interest rate on the loan from LIBOR plus 237.5 basis points to LIBOR plus 200 basis points (7.35% at December 31, 2006) and to eliminate the requirement that Technology Drive maintain cash and marketable securities of $20,000,000. The amendment further provides for the pledge by Technology Drive to the bank of an account with the bank having a balance equal to the amount payable under the loan. As of December 31, 2006, we have classified $400,200 as short-term restricted cash and $5,037,682 as long-term restricted cash as a result of this amendment. As of December 31, 2006, the outstanding principal balance of the loan is $5,342,182. The loan agreement contains a material adverse change clause allowing Webster, at its option, to declare the loan immediately payable if they believe there has been a material adverse change in our financial condition, however, we consider it remote that Webster will declare the loan immediately payable due to the restricted cash balance that equals the amount of the loan.

In connection with the loan facility, the Company incurred approximately $216,000 of loan origination costs. These costs are being amortized over the term of the loan. Amortization expense for each of the years ended December 31, 2006, 2005 and 2004 was $27,000. Maturities under the obligation at December 31, 2006 are as follows: 2007—$400,200; 2008—$418,200; 2009—$4,523,782.

Barre, Vermont facility

In October 2005, Northern completed the purchase of a 110,000 square-foot manufacturing facility in Barre, Vermont. This facility, a portion of which had been leased by Northern since 2004, added capacity for Northern's power systems business. Under the purchase, Northern qualified for assistance from the Vermont Economic Development Authority, or VEDA, which together with Vermont's Merchants Bank provided financing for a substantial portion of the facility, land, and future facility improvements.

VEDA made available a total of $740,000, at a variable rate equal to two percentage points less than VEDA's prevailing rate for taxable financing with a maturity date of October 6, 2015, 6.25% at December 31, 2006. The VEDA debt currently requires 120 monthly payments of $5,567 and a final balloon payment in October 2015. As of December 31, 2006, Northern has drawn a total of $688,935 on this loan. The loan is collateralized by the Barre, Vermont property. Maturities under the obligation at December 31, 2006 are as follows: 2007—$40,342; 2008—$42,184; 2009—$44,013; 2010—$44,342; 2011—$38,654; 2012 and thereafter—$429,236.

Merchants Bank provided $925,000 at a fixed rate of 7.42%. Merchants Bank requires 119 monthly payments of $8,535 beginning November, 2005, and a final balloon payment of approximately $435,000 on October 6, 2015. The loan agreement contains a material adverse change clause allowing Merchants Bank, at its option, to declare the loans immediately payable if they believe there has been a material adverse change in our financial condition. We have incurred recurring operating losses and cash outflows. As a result of these conditions, there is more than a remote chance that Merchants Bank may declare the loans immediately payable. Accordingly, we have classified the entire balance as a current liability. The loan is collateralized by the Barre, Vermont property. Scheduled maturities under the obligation as of December 31, 2006 are as follows: 2007—$38,130; 2008—$41,057; 2009 $44,209; 2010—$47,604; 2011—$51,258; 2012 and thereafter $661,476.

Fixed assets:

In July 2005, Northern purchased a phone system for their Waitsfield and Barre facilities and obtained a $157,500 loan with Merchants Bank. The loan bears interest at a fixed rate of 6.87 % with monthly payments of $7,042 for a period of 2 years. The loan is guaranteed by Distributed Energy Systems. Northern is required to maintain certain levels of insurance and meet certain financial covenants. The agreement also contains a material adverse change clause. Maturities under the obligation as of December 31, 2006 are as follows: 2007—$55,094

Capital Lease Obligations:

In 2002, Northern began construction of a new facility. In March 2003, Northern entered into a financing agreement with the Vermont Economic Development Authority (VEDA) regarding the purchase, construction, sale, and lease of a new facility. In March 2003, a condominium association, Northern Power Systems Commercial Condominium Association, Inc. (NPS Condo Association), was formed for the purpose of managing the land, building, and improvements related to the new facility. Northern owns 50% of the NPS Condo Association and has the ability to exercise significant influence over the NPS Condo Association. Northern transferred certain property and development rights under NPS Condo Association to the Central Vermont Economic Development Corporation (CVEDC). In consideration, CVEDC secured a $2,790,000 loan from VEDA to complete the facility and lease back such facility to Northern. The terms of the lease include an initial term of ten years, lease payments equal to the debt payments plus an administrative fee, and a purchase option for Northern equal to the outstanding loan amount. Northern is required to maintain certain levels of insurance over the facility, is required to maintain $150,000 of restricted cash for performance under the agreements and indemnifies CVEDC from liability or lawsuit relating to the facility. At December 31, 2006, $2,511,050 is outstanding under the note. The asset and related obligation is treated as a capital lease.

During 2005 Northern entered into capital lease agreements on vehicles to be used primarily by its service organization. The original principal amount of these leases is equal to $141,623. The leases are for a term of 48 months with interest rates ranging from 5.7% to 10.6%. At December 31, 2006, $98,398 is outstanding under these leases.

During 2006 Northern entered into capital lease agreements on vehicles to be used primarily by its service organization. The original principal amount of these leases is equal to $266,827. The leases are for a term of 48 months with various interest rates. At December 31, 2006, $225,569 is outstanding under these leases.

Total payments under the capital leases are as follows:

2007	$ 307,857
2008	307,856
2009	291,855
2010	208,401
2011	185,679
2012 and thereafter	2,301,101
total payments	3,602,749
less interest portion	(767,732)
	$2,835,017

11. CAPITAL STRUCTURE

Preferred Stock

The Company has a class of 5,000,000 authorized but undesignated shares of preferred stock, par value $.01. No preferred shares have been issued.

Common Stock

The Company has authorized 65,000,000 shares of common stock, par value $.01 per share.

In February 1998 in connection with a customer-sponsored research and development contract, Proton issued a warrant to purchase 50,000 shares of its common stock at a purchase price of $1.10 per share. The fair value of the warrant was estimated using the Black-Scholes valuation method. The value was not considered significant. In December 2005, this warrant was exercised in full, resulting in the issuance of 50,000 shares of unregistered common stock.

In December 2003 in connection with the Northern acquisition, the Company issued 1,404,004 shares of common stock to the shareholders of Northern. In addition, warrants to purchase 2,145,227 shares of the Company's common stock ("acquisition warrants") at a purchase price of $2.80 per share were also issued to Northern shareholders and option holders. The fair value of the acquisition warrants estimated using the Black-Scholes valuation method was determined to be approximately $3,752,000, and was included in determining the calculation of the purchase price. The acquisition warrants were immediately exercisable and expired at December 10, 2006. During the years 2006, 2005 and 2004, 475,531, 1,360,605 and 39,833 acquisition warrants were exercised utilizing the cash or cashless exercise feature of the warrant, resulting in the issuance of 289,440, 683,454 and 6,034 shares of common stock respectively.

The Company issued our CEO, Mr. Schwallie 28,280 shares of common stock at a price of $.01 per share in connection with his employment at January 17, 2006. These shares are fully vested but may not be transferred prior to January 16, 2007. In addition, the Company issued Mr. Schwallie 100,000 shares of restricted common stock at a price of $.01 per share. Contemporaneously with the commencement of his employment, Mr. Schwallie also purchased 56,561 shares of common stock from us in a private placement at a purchase price of $8.84 per share.

On April 10, 2006, we entered into an equity distribution agreement with UBS Securities LLC. The equity distribution agreement provided that we may offer and sell up to 3,000,000 shares of the Company's common stock from time to time through UBS Securities LLC, as sales agent or principal. The compensation to UBS Securities LLC for acting as sales agent was 4% of the first $15 million of gross sales price of the shares sold, and 3% of the gross sales price of the shares in excess of $15 million. From April 12, 2006 to May 5, 2006, we sold an aggregate of 1,171,297 shares under the equity distribution agreement, at daily average prices ranging from $6.43 to $6.81 per share, resulting in proceeds of approximately $7.5 million. On May 17, 2006, we discontinued sales under the equity distribution agreement.

12. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

Stock Option Plans

The Company has four stock option plans: the Proton 1996 Stock Option Plan (the "1996 Plan"), the Northern 1998 Stock Option Plan (the "1998 Plan"), the Proton 2000 Stock Option Plan (the "2000 Plan") and the 2003 Stock Incentive Plan (the "2003 Plan") (collectively the "Plans"). The Company has reserved a total of 8,600,000 shares of common stock for issuance under the 1996, 1998, 2000 and 2003 Plans. Together the Plans provide for the grants of non-qualified and incentive stock options, restricted stock awards and other stock-based awards to its employees, officers, directors, consultants and advisors. As determined by the Board of Directors, options are generally granted at the fair market value of the common stock at the time of grant. However, the Board of Directors has determined that the exercise price for each incentive stock option shall not be less than the fair market value of the common stock at the time the incentive stock option is granted. Options generally vest ratably over four to five years and expire ten years from the date of grant. The Company has a policy of issuing new shares to satisfy option exercises.

A summary of stock option activity for the years ended December 31, 2004, 2005 and 2006 under the Plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003 (2,371,878 exercisable)	5,097,272	$5.22
Granted	1,017,251	$2.80
Exercised	(183,775)	$0.48
Cancelled or forfeited	(1,096,945)	$4.54
Outstanding at December 31, 2004 (3,130,950 exercisable)	4,833,803	$5.05
Granted	686,661	$3.62
Exercised	(784,089)	$0.95
Cancelled or forfeited	(177,521)	$3.58
Outstanding at December 31, 2005 (3,264,031 exercisable)	4,558,854	$5.60
Granted	1,374,044	$7.83
Exercised	(438,218)	$1.09
Cancelled or forfeited	(416,648)	$7.45
Outstanding at December 31, 2006 (3,467,706 exercisable)	5,078,032	$6.44

The total intrinsic value (the amount by which the stock price exceeds the exercise price of the option on the date of exercise) of the stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $2.3 million, $4.2 million and $0.4 million, respectively. The weighted average grant date fair value per share of the stock options granted during the years ended December 31, 2006, 2005 and 2004 was $5.45, $2.61 and $2.12, respectively. As of December 31, 2006, the aggregate intrinsic value of options outstanding and currently exercisable options was $3.4 million and $2.6 million, respectively.

The following table summarizes additional information about stock options outstanding at December 31, 2006

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Oustanding at December 31, 2006	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$ 0.05 —$ 0.37 ...	639,889	4.22	$ 0.30	529,408	$ 0.29
0.50 — 2.63 ...	541,733	7.70	2.29	233,303	2.18
2.65 — 2.99 ...	603,305	6.89	2.87	550,982	2.86
3.00 — 3.41 ...	525,751	7.96	3.33	335,729	3.33
3.43 — 6.40 ...	509,003	6.49	5.06	404,725	5.20
6.43 — 8.61 ...	539,213	6.64	7.60	487,983	7.65
8.68 — 8.68 ...	1,500	9.12	8.68	—	0.00
8.84 — 8.84 ...	522,794	9.05	8.84	22,794	8.84
8.90 — 10.75 ...	555,844	6.65	10.34	263,782	10.63
$ 11.10 —$ 24.13 ...	639,000	3.78	$16.78	639,000	$16.78
$ 0.05 $ 24.13 ...	5,078,032	6.49	$ 6.44	3,467,706	$ 6.61

The following table summarizes additional information about stock options granted during 2006, 2005 and 2004, respectively:

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
2006 Options granted with an exercise price:			
Equal to fair market value ...	1,374,044	$7.83	$ 5.45

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
2005 Options granted with an exercise price:			
Equal to fair market value ...	681,661	$3.65	$ 2.56
Price less than fair value ...	5,000	0.37	4.17

	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date
2004 Options granted with an exercise price:			
Equal to fair market value ...	1,017,251	$2.80	$ 2.12

2000 and 2003 Employee Stock Purchase Plan

The Company has two Employee Stock Purchase Plans: the 2000 Employee Stock Purchase Plan (the "2000 ESPP Plan") and the 2003 Employee Stock Purchase Plan (the "2003 ESPP Plan") (collectively the "ESPP Plans"). A total of 550,000 shares of common stock are available for issuance under these ESPP Plans. Eligible employees can purchase common stock pursuant to payroll deductions at a price equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each three-month offering period. Employee contributions are limited to 10% of an employee's eligible compensation not to exceed amounts allowed by the Internal Revenue Code.

The Company measures the fair value of issuances under the employee stock purchase plan using the Black-Scholes option pricing model at the end of each reporting period. The compensation cost for the Plan consists of the discount (15% of the grant date stock price) and the fair value of the option features. During the year ended December 31, 2006, 2005, and 2004, 71,752, 54,295 and 63,137 shares of common stock were issued for proceeds of $253,474, $184,369 and $115,500, respectively. As of December 31, 2006, 279,030 shares remained available for future issuance under the 2003 ESPP Plan.

Stock-Based Compensation

For the year ended December 31, 2006, the adoption of SFAS 123(R) had the following effect on reported amounts that would have been reported using the intrinsic value method under APB No. 25:

	Year Ended December 31, 2006		
	Using APB No. 25 Accounting	SFAS 123(R) Adjustments	As Reported
Loss from operations	$(49,556,877)	$(3,798,318)	$(53,355,195)
Loss before income taxes	(49,556,877)	(3,798,318)	$(53,355,195)
Net loss	(49,556,877)	(3,798,318)	$(53,355,195)
Basic and diluted net loss per share	(1.28)	(0.10)	(1.38)
Shares used in computing basic and diluted net loss per share	38,621,804	38,621,804	38,621,804

Total non-cash stock compensation, including the impact of SFAS 123(R) for the year ended December 31, 2006 was $5,383,705. This amount was recognized as follows:

	2006
Selling, General and Administrative	$4,914,695
Research and Development	200,402
Cost of revenue	268,608
Total non-cash stock compensation	$5,383,705

As of December 31, 2006, total unamortized stock-based compensation cost, net of estimated forfeitures, related to non-vested stock options was $4.3 million, which is expected to be recognized over the remaining weighted average vesting period of 18 months. The total value of shares vested during the years ended December 31, 2006, 2005, and 2004, was $5.8 million, $7.8 million, and $14.8 million, respectively.

Upon adoption of SFAS 123(R), the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The use of the Black-Scholes model requires the use of extensive actual employee exercise behavior data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. The assumptions used to value options granted are as follows.

	2006	2005	2004
Risk free interest rate	4.53%-5.07%	3.72%-4.45%	3.07%-3.87%
Expected dividend yield	None	None	None
Expected life of option	6 years	5 years	5 years
Expected volatility	76%	91%	100%

Beginning January 1, 2006, the Company estimated the volatility of its stock using historical volatility in accordance with guidance in SFAS 123(R) and SAB 107. Management determined that historical volatility is most reflective of market conditions and the best indicator of expected volatility. In calculating its volatility the Company excluded the period from the IPO on September 29, 2000 to June 30, 2001 due to significant fluctuations in its stock price. The Company will continue to monitor these and other relevant factors used to measure expected volatility for future option grants. Prior to the adoption of SFAS 123(R), the Company had used historical stock price volatility in accordance with SFAS 123 for purposes of pro forma information disclosed in the Notes to Consolidated Financial Statements for the related periods.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the company's employee stock options. The dividend yield assumption is based on the Company's history and expected dividend payouts.

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company derived the expected term assumption based on its historical settlement experience, while giving consideration to vesting schedules and stock options that have life cycles less than the contractual terms, in accordance with guidance in SFAS 123(R) and SAB 107. Prior to the adoption of SFAS 123(R), the Company used its historical settlement experience to derive the expected term for the purposes of pro forma information under SFAS 123, as disclosed in our Notes to Consolidated Financial Statements for the related periods.

As stock-based compensation expense recognized in our results for the year ended December 31, 2006, is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. Prior to 2006, the Company accounted for forfeitures as they occurred for the purposes of its pro forma information under SFAS 123, as disclosed in Notes to Consolidated Financial Statements for the related periods.

CEO Awards

In the first quarter of 2006 the Company granted its CEO, Mr. Schwallie 100,000 shares of restricted common stock at a price of $.01 per share. The fair market value of these shares at the date of grant was $8.84 per share and the shares vest one year from the date of grant. In addition, the Company granted Mr. Schwallie 28,280 shares of restricted common stock at a price of $.01 per share. The fair market value of these shares at the date of grant was $8.84 per share and vest immediately. The total compensation cost reflected in selling, general and administrative expenses associated with these two grants is approximately $1.1 million for the year ended December 31, 2006.

Mr. Schwallie also has the ability to earn up to 300,000 shares of restricted stock, contingent upon achievement of various company wide performance goals, including certain revenue, cash flow and gross margin targets at various intervals through June 30, 2008. The shares subject to this agreement vest immediately upon the achievement of these performance goals. The Company determined that as of December 31, 2006 it was not probable that these restricted shares would be issued and therefore no compensation cost has yet been recognized. If a change in control event, as described in our 2003 Stock Incentive Plan and meeting parameters to be determined by our board of directors, occurs, and Mr. Schwallie is still employed by the Company, these restricted shares would be granted to Mr. Schwallie unless it is no longer possible for the respective targets to be met.

Other Stock-Based Compensation

In connection with the grant of certain stock options to Northern optionholders as part of the merger consideration on December 10, 2003 (the "merger options"), the Company recorded unearned stock compensation representing the difference between the deemed fair market value of the common stock on the date of grant and the exercise price. Compensation related to merger options that vest over time was recorded as unearned compensation, a component of stockholders' equity, and was being amortized over the vesting periods of the related merger options. Beginning January 1, 2006, the Company fair valued these options using the same assumptions as those previously described. During the years ended December 31, 2006, 2005 and 2004, the Company recorded non-cash compensation expense relating to these merger options totaling $284,494, $462,644, and $846,781, respectively. Previously, forfeitures associated with these merger options were recorded as incurred, however, FAS123(R) requires that an estimated forfeiture rate be applied to outstanding awards. As a result, in the first quarter of 2006, the Company reversed approximately $35,000 of previously recognized compensation cost associated with these estimated forfeitures which is reflected in selling, general, and administrative expenses. The Company's deferred stock compensation balance of $453,980 as of December 31, 2005 was reclassified into additional paid-in capital upon the adoption of SFAS 123(R).

During the years ended December 31, 2006, 2005 and 2004, the Company granted non-qualified stock options with a ten-year term to non-employees to purchase 29,794 shares, 22,367 shares and 2,000 shares, respectively, of common stock. The Company recognized compensation expense based on the fair value of these options of $166,933, $88,130, and $4,176, respectively.

401(k) Plan

In 1997, the Company established a 401(k) plan covering substantially all of its employees, subject to certain eligibility requirements. Participants have the option of contributing up to 15% of their annual compensation. In January 2002, the Company adopted a 50% match of employee contributions up to 6% of compensation. Employer matching contributions for the years ended December 31, 2006, 2005, and 2004 approximated $489,000, $394,000 and $301,000, respectively.

13. COMMITMENTS AND CONTINGENCIES

Contracts

In 2001, Proton entered into an agreement with the Connecticut Clean Energy Fund ("CCEF"). The agreement provides Proton with financial assistance for up to $1.5 million, $600,000 under Phase I and $900,000 under Phase II of the agreement, to accelerate commercial deployment of the UNIGEN backup power unit. Proton is required to repay CCEF 110% of the amounts advanced by them under the agreement beginning at such time as revenues from UNIGEN products reach $25 million annually. Prior to the achievement of milestones described in this agreement, these funds were subject to repayment provisions based upon the occurrence of certain events. These events include a failure to maintain a Connecticut presence, the purchase of a controlling interest in Proton by a third party, the sale of substantially all of Proton's assets, the consolidation or merger of Proton with a third party, or the granting of the exclusive license to a third party to manufacture or use the UNIGEN product line. Because of these repayment provisions, Proton records funds received as liabilities until it achieves the contract milestones, at which time such amounts are recognized as reductions in related costs and expenses.

In addition to Phase I and Phase II, CCEF agreed in September 2004 to provide $890,000 of funding to Proton to design, build and conduct a 24-month demonstration of a 5 kilowatt Regenerative Fuel Cell (RFC) for a telecommunications site in southwestern Connecticut. In October 2004, CCEF agreed to provide $485,000 of funding for a 15 kilowatt RFC Backup Power unit for Wallingford Electric, and $418,000 of funding for an upgrade to an existing RFC system at Mohegan Sun Casino's Energy, Environment, Economics, and Education Center. The following table sets forth for the last three fiscal years, the customer advances and milestone achievements, utilized to offset certain costs and expenses incurred related to the UNIGEN product:

	CCEF Advance Balance
December 31, 2003	$ 225,000
Advances	283,012
Milestone achieved	(225,000)
December 31, 2004	$ 283,012
Advances	917,167
Milestone achieved	(933,300)
December 31, 2005	$ 266,879
Advances	276,370
Milestone achieved	(543,249)
December 31, 2006	$ —

Sales and Use Tax Relief Program Recapture

In connection with the construction of its Wallingford facility, Proton entered into a Sales and Use Tax Relief Program Implementing Agreement (the "Agreement") with the Connecticut Development Authority (the "Authority"). The Agreement contains certain recapture clauses for relocation, early disposition/abandonment and employment threshold. The recapture clauses for relocation and early disposition/abandonment expire October 15, 2011; the employment threshold clause is subject to review by the Authority in the quarter ended December 31, 2006. The aggregate maximum dollar amount of all recaptured tax benefits and penalties payable by Proton to the Authority under the Agreement shall not exceed $419,250 (the maximum sales and use tax benefit possible under the terms of the Agreement, plus a 7.5% penalty). Proton was required under the Agreement to place $419,250 in escrow related to these recapture clauses. This $419,250 is included within restricted cash as part of long-term assets. The Company did not meet the employment threshold recapture clause by the compliance date of December 31, 2006 and as such has accrued $152,000 of the maximum $419,250 for possible tax repayments and penalties.

State Income, Sales, Property and Franchise Tax Accruals

The Company has recorded, within current liabilities, tax accruals of approximately $348,000 and $402,000 for certain state income and sales tax contingencies for which there may be exposure at December 31, 2006 and 2005, respectively. The determination of the amount of the accrual requires significant judgment. The assumptions used in determining the estimate of the accrual is subject to change and the actual amount could be greater or less than the accrued amount.

Legal Proceedings

Between July 3, 2001 and August 29, 2001, four purported class action lawsuits were filed in the United States District Court for the Southern District of New York against Proton and several of its officers and directors as well as against the underwriters who handled the September 28, 2000 initial public offering of common stock, or IPO. All of the complaints were filed allegedly on behalf of persons who purchased Proton's common stock from September 28, 2000 through and including December 6, 2000. The complaints are similar, and allege that Proton's IPO registration statement and final prospectus contained material misrepresentations and/or omissions related, in part, to excessive and undisclosed commissions allegedly received by the underwriters from investors to whom the underwriters allegedly allocated shares of the IPO. On April 19, 2002, a single consolidated amended complaint was filed, reiterating in one pleading the allegations contained in the previously filed separate actions, including the alleged class period of September 28, 2000 through and including December 6, 2000. On July 15, 2002 Proton joined in an omnibus motion to dismiss the lawsuits filed by all issuer defendants named in similar actions which challenges the legal sufficiency of the plaintiffs' claims, including those in the consolidated amended complaint. Plaintiffs opposed the motion and the court heard oral argument on the motion in November 2002. On February 19, 2003, the court issued an opinion and order, granting in part and denying in part the motion to dismiss as to Proton. In addition, in August 2002, the plaintiffs agreed to dismiss without prejudice all of the individual defendants from the consolidated complaint. An order to that effect was entered by the court in October 2002.

A special litigation committee of the board of directors has authorized Proton to negotiate a settlement of the pending claims substantially consistent with a memorandum of understanding, which was negotiated among class plaintiffs, all issuer defendants and their insurers. The parties negotiated a settlement which is subject to approval by the court. On February 15, 2005, the court issued an opinion and order preliminarily approving the settlement, provided that the parties agreed to a modification narrowing the scope of the bar order set forth in the original settlement. The parties agreed to a modification narrowing the scope of the bar order, and on August 31, 2005, the court issued an order preliminarily approving the settlement. On December 5, 2006, the United States Court of Appeals for the Second Circuit overturned the District Court's certification of the class of plaintiffs who are pursuing the claims that would be settled in the settlement against the underwriter defendants. Plaintiffs filed a Petition for Rehearing and Rehearing *En Banc* with the Second Circuit on January 5, 2007 in response to the Second Circuit's decision and have informed the District Court that they would like to be heard as to whether the settlement may still be approved even if the decision of the Court of Appeals is not reversed. The District Court indicated that it would defer consideration of final approval of the settlement pending plaintiffs' request for further appellate review. Proton believes it has meritorious defenses to the claims made in the complaints and, if the settlement is not finalized and approved, Proton intends to contest the lawsuits vigorously. However, there can be no assurances that we will be successful, and an adverse resolution of the lawsuits could have a material adverse effect on our financial position and results of operation in the period in which the lawsuits are resolved. Proton is not presently able to reasonably estimate potential losses, if any, related to the lawsuits. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial.

Operating Leases

Rent expense under the non-cancelable operating leases was approximately $202,000, $119,000 and $243,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Minimum lease payments under the noncancelable leases at December 31, 2006 are as follows:

2007	219,004
2008	220,833
2009	133,595
2010	85,067
2011	6,528
Total	665,027

14. INCOME TAXES

The Company's gross deferred tax assets and liabilities were as follows:

	December 31,	
	2006	2005
Gross deferred tax assets:		
Net operating loss carryforwards	$ 42,852,000	$ 34,377,000
Deferred compensation	1,847,000	1,642,000
Research and development tax credits	1,936,000	2,292,000
Deferred revenue	230,000	1,833,000
Inventory reserves	193,000	280,000
Warranty reserves	316,000	163,000
Bad debt reserves	199,000	28,000
Accrued expenses and other	467,000	394,000
	48,040,000	41,009,000
Gross deferred tax liabilities:		
Amortizable intangibles at acquisition	517,000	725,000
Unamortizable intangible at acquisition	—	565,000
Fixed asset basis step-up at acquisition	87,000	87,000
Depreciation	176,000	253,000
Unrealized gain on marketable securities	—	—
Deferred costs	100,000	1,391,000
	880,000	3,021,000
Net deferred tax asset	47,160,000	37,988,000
Less: valuation allowance	(47,160,000)	(38,553,000)
Net deferred tax asset (liability)	$ —	$ (565,000)

The Company's effective income tax rate differed from the Federal statutory rate as follows:

	Years Ended December 31,		
	2006	2005	2004
Federal statutory rate	-34.0%	-34.0%	-34.0%
Deferred state taxes, net of federal benefit	-5.0%	-5.0%	-5.0%
Tax credits	0.0%	0.0%	0.0%
Non-deductible stock-based compensation expense	4.0%	0.0%	0.0%
Impairment of goodwill and other intangibles	19.0%	0.0%	0.0%
Valuation allowance	16.0%	39.0%	39.0%
	0.0%	0.0%	0.0%

At December 31, 2006, the Company had approximately $111.7 million of federal net operating loss carryforwards that expire beginning in the year 2011 through 2026 and approximately $98.8million of state net operating loss carryforwards that expire beginning in the year 2020 through 2026. For the years ended December 31, 2006, 2005 and 2004, the valuation allowance increased $8,607,000, $7,023,000, and $9,467,000, respectively. The increase is attributable to the current year provision and is due primarily to the increase in net operating loss and research and development tax credit carryforwards.

The amount of the net operating loss and research and development tax credit carryforwards that may be utilized annually to offset future taxable income and tax liability may be limited as a result of certain ownership changes pursuant to Section 382 of the Internal Revenue Code.

15. SEGMENT FINANCIAL DATA

Management has chosen to organize its enterprise around its two operating subsidiaries, Proton and Northern. Proton, our hydrogen generator and fuel cell business, develops and manufactures proton exchange membrane, or PEM, electrochemical products. Northern, our distributed generation business, designs, builds and installs both stand-alone and grid-connected electric power systems for industrial, commercial and government customers. For management reporting and control, the Company is divided into the operating segments as presented below. Each segment has general autonomy over its business operations.

Financial information as of and for the years ended December 31, 2006, 2005 and 2004 (all amounts in 000s) is summarized below.

	2006	2005	2004
Revenues:			
Proton	$ 15,472	$ 9,171	$ 5,984
Northern	29,621	35,809	16,476
Consolidated	$ 45,093	$ 44,980	$ 22,460

	2006	2005	2004
Loss from operations:			
Proton	$ (6,908)	$ (7,489)	$ (10,651)
Northern	(39,021)	(5,733)	(8,195)
Eliminations and other	(8,435)	(3,663)	(4,395)
Consolidated	$(54,364)	$ (16,885)	$ (23,241)

	2006	2005	2004
Interest income:			
Proton	$ 27	$ 24	$ 2
Northern	57	25	8
Eliminations and other	1,336	1,023	1,133
Consolidated	$ 1,420	$ 1,072	$ 1,143

	2006	2005	2004
Net loss:			
Proton	$ (6,881)	$ (7,863)	$ (10,892)
Northern	(39,238)	(5,845)	(8,283)
Eliminations and other	(7,236)	(2,536)	(3,262)
Consolidated	$(53,355)	$ (16,244)	$ (22,437)

	2006	2005	2004
Total assets:			
Proton	$ 73,489	$ 85,197	$ 91,384
Northern	25,380	47,018	41,073
Eliminations and other	(28,979)	(21,070)	(7,886)
Consolidated	$ 69,890	$111,145	$124,571

All the assets of the Company are located in the United States.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth certain unaudited quarterly statement of operations data for the eight quarters ended December 31, 2006. This data has been derived from unaudited financial statements that, in the Company's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Company's consolidated financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2006 Quarters			
	First	Second	Third	Fourth
	Amounts in 000s except for per share amounts			
Revenues	$ 7,637	$ 9,412	$14,755	$ 13,289
Costs and expenses	15,251	16,237	21,304	46,665
Loss from operations	(7,614)	(6,825)	(6,549)	(33,376)
Net loss	(7,345)	(6,536)	(6,315)	(33,159)
Basic and diluted net loss per share attributable to common stockholders	(0.20)	(0.17)	(0.16)	(0.84)

	2005 Quarters			
	First	Second	Third	Fourth
	Amounts in 000s except for per share amounts			
Revenues	$ 9,536	$12,167	$12,277	$ 11,000
Costs and expenses	14,388	16,802	15,994	14,681
Loss from operations	(4,852)	(4,635)	(3,717)	(3,681)
Net loss	(4,712)	(4,502)	(3,587)	(3,443)
Basic and diluted net loss per share attributable to common stockholders	(0.13)	(0.13)	(0.10)	(0.09)

17. SUBSEQUENT EVENTS

On January 31, 2007, we announced that we are combining our Northern Power and Proton Energy Systems businesses under Distributed Energy Systems. This change is aimed at reducing costs and strengthening systems sales, engineering, production, service and technology development. The former separate businesses of Proton and Northern will be combined in the areas of Power Generation, Hydrogen Generation, and Technology Generation.

We also announced plans to exit our Waitsfield, Vermont facility and consolidate all of our Northern Power operations in our Barre, Vermont facility resulting in the elimination of about 60 jobs, or 20% of the workforce. Management is currently evaluating the timing of this exit and its future plans for the Waitsfield facility. 2007 operating results will include related severance costs and potential acceleration of depreciation of Waitsfield facility.

We have agreements with two customers providing for construction of power systems that utilize Stirling engine technology. On February 16, 2007, we were notified that the manufacturer of these engines, STM Power, Inc., had ceased operations. We have informed the customers that, due to STM's cessation of operations, we are likely unable to complete and maintain these power systems as planned. We anticipate that these customers may make claims against us in connection with these agreements and STM's cessation of operations. We are not presently able to reasonably estimate potential losses, if any, that may arise from potential claims or the cost we may incur to replace the Sterling engine technology. An adverse resolution of such claims could have a material adverse effect on our financial position and results of operations. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial.

On March 7, 2007, the Company entered into a Joint Venture Agreement with Morgan Stanley Wind LLC ("MSW"), a subsidiary of Morgan Stanley. This agreement establishes a framework for the Company and Morgan Stanley to work together to develop, finance, own and operate projects utilizing waste-to-energy technology, combined-heat-and-power technology and other advanced energy technologies. The agreement contemplates that MSW will generally contribute 85% of the capital to meet project financing requirements, with the Company providing the balance. The Company will have the exclusive right to provide engineering, procurement and construction ("EPC") services and operations and maintenance ("O&M") services to the projects, and Morgan Stanley will have the exclusive right to provide specified financing services to the projects. The agreement has a term of five years, subject to early termination under specified circumstances.

In connection with the execution of the Joint Venture Agreement, the Company issued to Morgan Stanley on March 7, 2007 a Common Stock Purchase Warrant entitling Morgan Stanley to purchase up to 10% of the Company's common stock outstanding from time to time, including shares of common stock issuable upon the exercise of stock options, warrants and other convertible or exchangeable securities. This warrant vests in multiple tranches as described below:

- The warrant is immediately vested as to 8% of our common stock outstanding from time to time, at a purchase price equal to the lower of $2.25 per share or 80% of the fair market value of the common stock on the date of exercise, but in no event less than $2.10 per share. This 8% tranche of the warrant is exercisable until the second anniversary of the grant date, except that the exercise period will be extended for an additional year if the fair market value of our common stock on such second anniversary is not at least $2.25.

- The warrant will vest in four subsequent tranches, each as to 0.5% of our common stock outstanding from time to time, at such time as MSW has funded (1) $21.25 million, (2) $42.5 million, (3) $63.75 million and (4) $85 million in the aggregate to projects developed under the Joint Venture Agreement or we have entered into EPC or O&M contracts with projects sourced by MSW with aggregate values equal to those thresholds. Each of these subsequent tranches will have a purchase price equal to the lower of 80% of the fair market value of our common stock on the vesting date or 80% of the fair market value of the common stock on the date of exercise, but in no event less than $2.10 per share. Each subsequent tranche will be exercisable until the second anniversary of the vesting date of that tranche, except that the exercise period will be extended for an additional year if the fair market value of our common stock on such second anniversary is not at least equal to the fair market value on the vesting date.

The warrant may only be exercised in cash.

Schedule II—VALUATION AND QUALIFYING ACCOUNTS

	Allowance for Doubtful Accounts	Reserve for Inventory
Balanceas of December 31, 2003	$ 163,973	$ 333,748
Charged to costs and expenses	53,929	258,875
Deductions and write-offs	(32,954)	(114,811)
Balance as of December 31, 2004	$ 184,948	$ 477,812
Charged to costs and expenses	29,872	228,869
Deductions and write-offs	(142,048)	(138,383)
Balance as of December 31, 2005	$ 72,772	$ 568,298
Charged to costs and expenses	616,006	181,335
Deductions and write-offs	—	(255,682)
Balance as of December 31, 2006	$ 688,778	$ 493,951

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2006, the Company's principal executive officer and principal financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's report on the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is included below. The independent registered public accounting firm's related audit report is included in Item 8 of this Form 10-K and is incorporated herein by reference.

No change in the Company's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

ITEM 9B. Other Information

Not applicable.

Part III

Certain information required by Part III is omitted from this Annual Report as we intend to file our definitive proxy statement for our Annual Meeting of Stockholders to be held on June 5, 2007, or the proxy statement, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after the end of the fiscal year covered by this Report, and certain information included in the Proxy Statement is incorporated herein by reference.

ITEM 10. Directors, Executive Officers and Corporate Governance

The information regarding our directors and corporate governance required by this item will be incorporated by reference from our proxy statement. Information regarding our executive officers is set forth under the caption "Executive Officers of the Registrant" in Part I.

ITEM 11. Compensation Discussion and Analysis

The information required by this item will be incorporated by reference from the proxy statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be incorporated by reference from the proxy statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be incorporated by reference from the proxy statement.

ITEM 14. Principal Accountant Fees and Services

The information required by this item will be incorporated by reference from the proxy statement.

Part IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. **Financial Statements—See Index to Financial Statements in Item 8 of this Report**

2. **Financial Statement Schedules**

   The following financial statement schedule of Distributed Energy has been included: Schedule II Valuation and Qualifying Accounts. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. **Exhibits—See Item 15(b) of this Report below.**

(b) Exhibits

Exhibit	Description
3.1(a)	Third Amended and Restated Certificate of Incorporation of the Registrant
3.2(a)	Amended and Restated By-Laws of the Registrant
4.1(a)	Specimen common stock certificate
4.2(a)	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
10.1(b)	2003 Stock Incentive Plan
10.2(c)	2003 Employee Stock Purchase Plan
10.4(a)	Lease Agreement, dated March 28, 2003, between Northern Power Systems, Inc. and the Central Vermont Economic Development Corporation.
10.5(a)	Construction Loan Agreement dated as of December 7, 2001 between Technology Drive, LLC, a limited liability company wholly owned by the Registrant, and Webster Bank
10.6(a)	Construction Mortgage Note dated as of December 7, 2001 between Technology Drive, LLC, a limited liability company wholly owned by the Registrant, and Webster Bank
10.7(a)	Open-End Construction Mortgage Deed and Security Agreement dated as of December 7, 2001 between Technology Drive, LLC, a limited liability company, wholly owned by us of the Registrant, and Webster Bank
10.8(a)	Guaranty Agreement dated as of December 7, 2001 between the Registrant and Webster Bank.
10.9(d)	Agreement and Plan of Merger, dated as of May 22, 2003, as amended, by and among the registrant, Proton Energy Systems, Inc., Northern Power Systems, Inc., PES-1 Merger Sub, Inc., and PES-2 Merger Sub, Inc.
10.10(e)	Escrow Agreement, dated December 10, 2003, by and among the Registrant, Paul F. Koeppe, Philip Deutch, and Webster Bank
10.11(f)	Nonstatutory Stock Option Agreement between the Company and Ambrose L. Schwallie dated January 16, 2006
10.12(g)	Restricted Stock Agreement between the Company and Ambrose L. Schwallie dated January 16, 2006

Exhibit	Description
10.13(h)	Restricted Stock Agreement between the Company and Ambrose L. Schwallie dated January 16, 2006
10.14(i)	Agreement between the Company and Walter W. Schroeder dated January 27, 2006
10.15(j)	Form of Incentive Stock Option Agreement under the Company's 2003 Stock Incentive Plan
10.16(k)	Form of Nonstatutory Stock Option Agreement under the Company's 2003 Stock Incentive Plan
10.17	Letter Agreement with Peter J. Tallian October 17, 2006.
21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
31	Certifications pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certifications pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(a): Incorporated herein by reference to the identically numbered exhibit of the Company's registration statement on Form S-4, SEC File No. 333-108515.

(b): Incorporated herein by reference to exhibit 10.1 of the company's report on For 8-K filed June 20, 2005.

(c): Incorporated herein by reference to exhibit 10.2 of the Company's report in For 8-K filed June 20, 2005.

(d): Incorporated herein by reference to exhibit 2.1 of the Company's registration statement on Form S-4, SEC File No. 333-108515.

(e): Incorporated herein by reference to exhibit 10.10 of the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003.

(f): Incorporated herein by reference to exhibit 99.2 of the Company's report on Form 8-K filed January 20, 2006.

(g): Incorporated herein by reference to exhibit 99.3 of the Company's report on Form 8-K filed January 20, 2006.

(h): Incorporated herein by reference to exhibit 99.4 of the Company's report on Form 8-K filed January 20, 2006.

(i): Incorporated herein by reference to exhibit 99.1 of the Company's report on Form 8-K filed February 2, 2006.

(j): Incorporated herein by reference to exhibit 10.1 of the Company's report on Form 8-K filed January 14, 2005.

(k): Incorporated herein by reference to exhibit 10.2 of the Company's report on Form 8-K filed January 14, 2005.

SIGNATURES

In accordance with Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DISTRIBUTED ENERGY SYSTEMS CORP.

/s/ AMBROSE L. SCHWALLIE

Ambrose L. Schwallie, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ AMBROSE L. SCHWALLIE **Ambrose L. Schwallie**	Chief Executive Officer (Principal executive officer)	March 13, 2007
/s/ PETER J. TALLIAN **Peter J. Tallian**	Chief Financial officer (Principal financial and accounting officer)	March 13, 2007
/s/ WALTER W. SCHROEDER **Walter W. Schroeder**	President and Director	March 13, 2007
/s/ ROBERT W. SHAW, JR **Robert W. Shaw, Jr.**	Chairman of the Board and Director	March 13, 2007
/s/ GERALD B. OSTROSKI **Gerald B. Ostroski**	Director	March 13, 2007
/s/ JAMES H. OZANNE **James H. Ozanne**	Director	March 13, 2007
/s/ PAUL F. KOEPPE **Paul F. Koeppe**	Director	March 13, 2007
/s/ THEODORE STERN **Theodore Stern**	Director	March 13, 2007
/s/ RICHARD S. GRANT **Richard S. Grant**	Director	March 13, 2007
/s/ BERNARD H. CHERRY **Bernard H. Cherry**	Director	March 13, 2007

Exhibit 21.1

Subsidiaries of the Registrant

Northern Power Systems, Inc., a Delaware corporation

Proton Energy Systems, Inc., a Delaware corporation

Technology Drive LLC, a Connecticut limited liability company

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-131305) and S-8 (No. 333-131031, No. 333-126214 and No. 333-111044) of Distributed Energy Systems Corp. of our report dated March 12, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
March 13, 2007

Exhibit 31

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULES 13a-14(a) and 15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ambrose L. Schwallie, certify that:

1. I have reviewed this annual report on Form 10-K of Distributed Energy Systems Corp. (the "Company");
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   - a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   - b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   - c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   - d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   - a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   - b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: March 13, 2007

/s/ AMBROSE L. SCHWALLIE

Ambrose L. Schwallie
Chief executive officer

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULES 13a-14(a) and 15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter J Tallian, certify that:

1. I have reviewed this annual report on Form 10-K of Distributed Energy Systems Corp. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: March 13, 2007

/s/ PETER J. TALLIAN

Peter J. Tallian
Chief financial officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Distributed Energy Systems Corp. (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ambrose L. Schwallie, principal executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 13, 2007

/s/ AMBROSE L. SCHWALLIE

Ambrose L. Schwallie
Chief executive officer

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Distributed Energy Systems Corp. (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter J Tallian, principal financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 13, 2007

/s/ PETER J. TALLIAN

Peter J. Tallian
Chief Financial Officer

Comparative Stock Performance



$150
$125
$100
$75
$50
$25
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
DISTRIBUTION ENERGY SYSTEMS CORP.
CUSTOM PEER GROUP
NASDAQ MARKET INDEX

The graph above presents the cumulative total shareholder return for the five years ending December 31, 2006 for our common stock, as compared to the NASDAQ Global Market and a peer group, selected by the Company. The Peer Group is composed of Ballard Power Systems, Inc., FuelCell Energy, Inc., Hydrogenics Corporation, Millenium Cell Inc, and Plug Power Inc. These figures assume that any dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2001.

Corporate and Shareholder Information

Directors

Dr. Robert W. Shaw, Jr. ❶❷❸
Chairman of the Board of Directors
President,
Arete Corporation

Bernard H. Cherry ❶
Chairman,
Energy 5.0 LLC

Richard S. Grant ❷
Former Chief Executive,
BOC Process Gas Solutions

Paul F. Koeppe ❷❸
Former Executive Vice President,
American Superconductor

Gerald B. Ostroski ❶❷❸
Former Vice President –
Emerging Technology Investments,
Minnesota Power, Inc.

James H. Ozanne ❶❷❸
Chairman,
Greenrange Partners

Walter W. Schroeder
President,
Distributed Energy Systems Corp.

Ambrose L. Schwallie
Chief Executive Officer,
Distributed Energy Systems Corp.

Theodore Stern ❶
Chairman,
UCN, Inc.

❶ Audit Committee
❷ Compensation Committee
❸ Nominating and Corporate Governance Committee

Officers

Ambrose L. Schwallie
Chief Executive Officer

Walter W. Schroeder
President

Peter J. Tallian
Chief Financial Officer

Betsy B. Anderson
Senior Vice President –
Operations

Robert J. Friedland
Senior Vice President –
Technology Development

Mark E. Murray
Senior Vice President –
Business Development

Erika L. Schramm
Director, Human Resources

Company Contacts

For additional information about
Distributed Energy Systems Corp.,
please contact:
Peter J. Tallian, Chief Financial Officer
Phone: 203-678-2148

Internet

www.distributed-energy.com
Mail to: investor-relations@
distributed-energy.com

Transfer Agent

American Stock Transfer &
Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Phone: 800-937-5449

Independent Accountants
PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103

Legal Counsel

Wilmer Cutler Pickering Hale
and Dorr LLP
1899 Pennsylvania Avenue, NW
Washington, DC 20006

Common Stock Listing

NASDAQ Global Market
Symbol: DESC

NorthWind, SmartView, MPower, HIPRESS, HOGEN, UNIGEN, FuelGen, and StableFlow are trademarks of Distributed Energy Systems Corp.

This report contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Statements contained herein concerning Distributed Energy Systems Corp.'s goals, future revenue and profitability, financial sustainability and marketing arrangements, and other statements that are not statements of historcal fact may be deemed to be forward-looking information. Without limiting the foregoing, words such as "anticipates," "believes," "could," "estimate," "expect," "intend," "may," "might," "should," "will," and "would" and other forms of these words or similar words are intended to identify forward-looking information. You should read these statements carefully, because Distributed Energy Systems Corp.'s actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Please refer to the Risk Factors section of our annual report on Form 10-K, included as part of this annual report, and to other documents that we file from time to time with the Securities and Exchange Commission, including our quarterly reports on Form 10-Q that we file in 2007.

DESIGN: KEILER & COMPANY | FARMINGTON, CT


de

Distributed
ENERGY SYSTEMS

Distributed Energy Systems Corp.

Corporate Headquarters
10 Technology Drive
Wallingford, CT 06492
Phone: 203-678-2000 Fax: 203-949-8016

HYDROGEN GENERATION AND TECHNOLOGY GENERATION

Main Facility
10 Technology Drive
Wallingford, CT 06492
Phone: 203-678-2000 Fax: 203-949-8016

POWER GENERATION

Main Facility
29 Pitman Rd.
Barre, VT 05641
Phone: 802-496-2955 Fax: 802-583-7598

SALES AND SERVICE OFFICES

Northern California
2082 Edison Avenue
San Leandro, CA 94577
Phone: 510-638-7356 Fax: 510-638-7394

Southern California
715 East Debra Lane
Anaheim, CA 92805
Phone: 714-776-1489 Fax: 714-776-6012

Houston
16360 Park Ten Place
Suite 330
Houston, TX 77084
Phone: 281-492-8100 Fax: 281-492-8162

New York
41-24 39th Street
Sunnyside, NY 11104
Phone: 718-472-4605 Fax: 718-472-4606

END